Exhibit 99.2

Royal Bank of Canada third quarter 2014 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, August 22, 2014 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,378 million for the quarter ended July 31, 2014, up $93 million or 4% from the prior year and up $177 million or 8% from last quarter. We also announced an increase to our quarterly dividend of $0.04 or 6%, to $0.75 per share.

Excluding specified items as discussed below, net income was $2,418 million, up $223 million or 10% from the prior year and up $217 million or 10%(1) from last quarter. Our results were driven by record earnings in Canadian Banking, Capital Markets, Wealth Management and Insurance, as well as solid results in Investor & Treasury Services.

“RBC had a record third quarter, delivering earnings of over $2.3 billion. These results demonstrate the strength of our diversified business model,” said Dave McKay, RBC President and Chief Executive Officer. “Our ability to innovate and use capital effectively while managing costs positions us well to execute our client-focused strategy and extend our leadership positions across our key businesses.”

Q3 2014 compared to Q3 2013

•	Net income of $2,378 million (up 4% from $2,285 million)
•	Diluted earnings per share (EPS) of $1.59 (up $0.08 from $1.51)
•	Return on common equity (ROE) of 19.6% (down from 21.3%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.5%

YTD 2014 compared to YTD 2013

•	Net income of $6,671 million (up 7% from $6,241 million)
•	Diluted EPS of $4.43 (up $0.33 from $4.10)
•	ROE of 19.0% (down from 20.0%)

Excluding specified items(1): Q3 2014 compared to Q3 2013

•	Net income of $2,418 million (up 10% from $2,195 million)
•	Diluted EPS of $1.62 (up $0.17 from $1.45)
•	ROE of 20.0% (down from 20.4%)

Excluding specified items(1): YTD 2014 compared to YTD 2013

•	Net income of $6,803 million (up 10% from $6,182 million)
•	Diluted EPS of $4.52 (up $0.46 from $4.06)
•	ROE of 19.4% (down from 19.8%)

Specified items(1) include a loss of $40 million (before- and after-tax), which includes foreign currency translation related to the closing of the sale of RBC Jamaica this quarter, a loss of $60 million (before- and after-tax) also related to the sale of RBC Jamaica, along with provisions related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax) in Q1 2014, a favourable income tax adjustment of $90 million in Q3 2013, and a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services in Q2 2013.

(1)	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section.

1	Third quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
5	Key corporate events of 2014
5	Financial performance
5	Overview
9	Business segment results
9	How we measure and report our business segments
9	Key performance and non-GAAP measures
12	Personal & Commercial Banking
15	Wealth Management
16	Insurance
17	Investor & Treasury Services
18	Capital Markets
19	Corporate Support
20	Quarterly results and trend analysis
21	Results by geographic segment
22	Financial condition
22	Condensed balance sheets
23	Off-balance sheet arrangements
25	Risk management
25	Credit risk
30	Credit quality performance
32	Market risk
36	Liquidity and funding management
44	Capital management
48	Additional financial information
48	Exposures to selected financial instruments
49	Accounting and control matters
49	Related party transactions
50	Enhanced Disclosure Task Force recommendations index
51	Interim Condensed Financial Statements (unaudited)
57	Notes to the Interim Condensed Financial Statements (unaudited)
89	Shareholder information

2        Royal Bank of Canada        Third Quarter 2014

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and nine month periods ended or as at July 31, 2014, compared to the corresponding periods in the prior fiscal year and the three month period ended April 30, 2014. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2014 (Condensed Financial Statements) and related notes and our 2013 Annual Report. This MD&A is dated August 21, 2014. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2013 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2014 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, litigation, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report and the Risk management section of this Q3 2014 Report to Shareholders; the impact of regulatory reforms, including relating to the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, over-the-counter derivatives reform, the payments system in Canada, the U.S. Foreign Account Tax Compliance Act (FATCA), and regulatory reforms in the United Kingdom (U.K.) and Europe; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology and social media risk; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q3 2014 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2013 Annual Report, as updated by the Overview section of this Q3 2014 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report and the Risk management section of this Q3 2014 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 40 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2014        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2014	April 30 2014	July 31 2013 (1)	July 31 2014	July 31 2013 (1)
Total revenue	$8,977	$8,270	$7,168	$25,701	$22,743
Provision for credit losses (PCL)	283	244	267	819	903
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,009	830	263	2,821	1,906
Non-interest expense	4,589	4,326	3,991	13,296	12,043
Net income before income taxes	3,096	2,870	2,647	8,765	7,891
Net income	$2,378	$2,201	$2,285	$6,671	$6,241
Segments – net income (loss)
Personal & Commercial Banking	$1,138	$1,115	$1,167	$3,324	$3,310
Wealth Management	285	278	233	798	684
Insurance	214	154	160	525	488
Investor & Treasury Services	110	112	104	328	248
Capital Markets	641	507	386	1,653	1,231
Corporate Support	(10)	35	235	43	280
Net income	$2,378	$2,201	$2,285	$6,671	$6,241
Selected information
Earnings per share (EPS) – basic	$1.59	$1.47	$1.52	$4.45	$4.14
– diluted	1.59	1.47	1.51	4.43	4.10
Return on common equity (ROE) (2), (3)	19.6%	19.1%	21.3%	19.0%	20.0%
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.23%	0.26%	0.26%	0.30%
Gross impaired loans (GIL) as a % of loans and acceptances	0.45%	0.45%	0.50%	0.45%	0.50%
Capital ratios and multiples
Common Equity Tier 1 (CET1) ratio	9.5%	9.7%	9.2%	9.5%	9.2%
Tier 1 capital ratio	11.2%	11.4%	11.3%	11.2%	11.3%
Total capital ratio	13.0%	13.2%	13.7%	13.0%	13.7%
Assets-to-capital multiple (4)	17.3X	17.5X	16.8X	17.3X	16.8X
Selected balance sheet and other information
Total assets	$913,870	$895,896	$850,073	$913,870	$850,073
Securities	199,114	191,481	174,365	199,114	174,365
Loans (net of allowance for loan losses)	430,421	421,436	402,405	430,421	402,405
Derivative related assets	72,823	72,633	77,846	72,823	77,846
Deposits	598,049	587,122	547,078	598,049	547,078
Common equity	46,965	45,933	41,829	46,965	41,829
Average common equity (2)	46,400	45,550	41,000	45,300	39,950
Total capital risk-weighted assets	371,949	349,094	314,804	371,949	314,804
Assets under management (AUM)	446,500	430,600	376,900	446,500	376,900
Assets under administration (AUA) (5)	4,472,300	4,393,000	3,906,100	4,472,300	3,906,100
Common share information
Shares outstanding (000s) – average basic	1,442,312	1,443,115	1,443,350	1,442,615	1,444,686
– average diluted	1,449,455	1,450,271	1,465,991	1,452,868	1,467,781
– end of period	1,441,536	1,441,349	1,440,178	1,441,536	1,440,178
Dividends declared per common share	$0.71	$0.71	$0.63	$2.09	$1.86
Dividend yield (6)	3.7%	4.0%	4.1%	3.7%	4.1%
Common share price (RY on TSX)	$80.47	$73.15	$64.16	$80.47	$64.16
Market capitalization (TSX)	116,000	105,435	92,402	116,000	92,402
Business information (number of)
Employees (full-time equivalent) (FTE)	74,542	74,063	75,376	74,542	75,376
Bank branches	1,364	1,379	1,368	1,364	1,368
Automated teller machines (ATMs)	4,940	4,972	5,043	4,940	5,043
Period average US$ equivalent of C$1.00 (7)	$0.925	$0.907	$0.963	$0.919	$0.983
Period-end US$ equivalent of C$1.00	$0.917	$0.912	$0.974	$0.917	$0.974

(1)	Comparative amounts prior to November 1, 2013 have been restated for the adoption of new accounting standards. For further details, refer to Note 2 of our Condensed Financial Statements.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(3)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(4)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per the Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline.
(5)	Includes $31.4 billion (April 30, 2014 – $32.2 billion, July 31, 2013 – $33.3 billion) of securitized mortgages and credit card loans.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Third Quarter 2014

Economic, market and regulatory review and outlook – data as at August 21, 2014

Canada

The Canadian economy recovered from the impact of poor weather conditions early in the year and grew in the second calendar quarter of 2014 at an estimated rate of 2.5%, driven by improved housing activity and stronger consumption growth. The unemployment rate held relatively steady at 7.0% in July compared to 6.9% in April 2014. The Canadian dollar strengthened slightly against the U.S. dollar during the second calendar quarter of 2014, as market positioning led to purchases of Canadian dollars, though the appreciation was not sustained early in the third calendar quarter. Housing market activity continued to recover from the impact of the harsh weather conditions seen early in 2014, as the number of housing starts increased compared to the prior calendar quarter. We expect the Canadian economy to grow at an estimated rate of 2.3% in calendar 2014, which is below our previous estimates. We expect the weak weather-impacted growth rate of the first calendar quarter to be more than offset by higher demand for Canadian exports due to a stronger U.S. economy and the weaker Canadian dollar later in 2014. The Bank of Canada maintained the overnight rate at 1% in July 2014, and we do not expect an increase in the current rate until the second calendar quarter of 2015.

U.S.

The U.S. economy reversed the broad based contraction due to harsh weather conditions seen in the first calendar quarter of 2014 and grew in the second calendar quarter of 2014 at an estimated rate of 4.0% reflecting a rebound in activity in most areas of the economy. The labour market continued to improve and the unemployment rate decreased to 6.2% in July 2014 after averaging 6.5% in the first six months of the year. The Federal Reserve (Fed) made further reductions of $10 billion to its asset purchase program at each of its June and July meetings, with the current monthly pace of purchases at $25 billion. Due to the improvement in labour market conditions, we expect the Fed to continue to reduce its monthly asset purchases, and to announce the conclusion of the purchase program at its October 2014 meeting. We expect the U.S. economy to grow at a rate of 2.1% during calendar 2014, which is below our previous estimates. We expect the sharp drop in gross domestic product in the first quarter to be more than offset by strong gains during the year driven by consumer spending and improved business investment. Given the continuing low level of inflation and ongoing recovery in the labour market, we also expect the Fed to maintain its key interest rate within the current funds target range of 0.0% to 0.25% until the second calendar quarter of 2015.

Europe

The Euro area economy stagnated in the second calendar quarter of 2014, as certain member country economies contracted during the quarter. The unemployment rate remained elevated at 11.5% in June 2014. Euro area inflation slowed to an estimated 0.4% in July 2014 from 0.7% in April, and is expected to average 0.6% in calendar 2014. In order to stimulate growth and avoid a period of deflation, the European Central Bank (ECB) decreased its key interest rate by 10 basis points (bps) to 0.15% in June 2014, and we expect the key interest rate to remain at this level for the foreseeable future. As well, in June 2014, the ECB introduced negative deposit rates in order to encourage lending by European banks. As a result of the stagnation experienced in the second calendar quarter of 2014, we expect the Euro area economy to grow at a rate of 0.8% during calendar 2014, which is below our previous estimates.

Financial markets

Capital markets in Canada and the U.S. generally improved in our current fiscal quarter from last quarter. Generally, equity markets were impacted by volatility towards the end of the fiscal quarter caused by uncertainty related to the Fed’s timeline for an interest rate increase, uncertainty in the Portuguese financial industry, as well as heightened political tensions in Ukraine and the related sanctions imposed on Russia. Long-term Canadian and U.S. government bond yields remain near historic lows, and were essentially flat compared to our previous fiscal quarter. Corporate credit spreads in North America continued to narrow during the quarter, allowing corporations to borrow at relatively low costs.

Regulatory environment

We continue to monitor and prepare for regulatory developments in order to ensure timely and accurate compliance with new requirements in a manner that seeks to mitigate adverse business or economic impacts. Those requirements include relevant aspects of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), including the Volcker Rule and Foreign Banking Organization (“FBO”) Rule. We are also continuing to monitor and prepare for global reforms of Over-the-Counter (OTC) derivatives in a number of areas such as trade reporting, clearing, and exchange trading requirements.

RBC is preparing for compliance with U.S. prohibitions on banking entities engaging in proprietary trading and having certain relationships with hedge and private equity funds (commonly referred to as the “Volcker Rule”). As reported last quarter, RBC is continuing to assess the impact of the rule through ongoing discussions with regulators and others in the industry and internal analysis of RBC business impacts. For certain of our business activities and investments, we expect to be able to rely on exclusions and exemptions available under the rule, in which case changes will not be necessary. Activities and investments for which no exemption or exclusion is available will need to be brought into conformance by the July 2015 effective date, absent any extensions. Our conformance activities include restructuring our Global Arbitrage and Trading (proprietary trading) unit in the U.S. As well, extensive compliance and monitoring programs will be required across several of our businesses to monitor and report on ongoing compliance with the rule. The combined impact of these changes is not expected to materially affect our overall results.

We are also continuing to prepare for compliance with the Fed’s rule for non-U.S. banks with subsidiaries, affiliates and branches operating in the U.S. (“Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations”), issued on February 18, 2014 (“the “FBO Rule”). As previously reported, as a foreign banking organization with more than US$50 billion in U.S. non-branch assets, RBC will be required to establish a U.S. intermediate holding company (IHC) into which all of our U.S. legal entities must be placed and for which certain U.S. based requirements will apply. The IHC will become subject to Fed oversight comparable to that for U.S. bank holding companies. As a result, changes to our existing practices will be required to provide the governance and infrastructure needed to support these U.S.-specific requirements in areas of financial reporting, capital and liquidity, risk management, and stress testing. An implementation plan outlining our approach for meeting these requirements by the July 1, 2016 effective date, including the formation of the IHC, must be filed with the Fed by January 1, 2015. The Fed has stated that it plans to issue, at a later date, separate rules to apply early remediation requirements and limits on exposures to single counterparties. The final rule also deferred application of U.S.-based leverage requirements to January 1, 2018.

Royal Bank of Canada        Third Quarter 2014        5

On July 23, 2014, the SEC adopted changes to the regulation of money market funds in an effort to minimize the potential for a systemic run on money market funds. One of the principal reforms was to adopt a floating Net Asset Value (NAV) for institutional prime money market funds in place of the fixed $1.00 share price. Retail prime and government money market funds however, were permitted to maintain a fixed $1.00 share price. In addition, the SEC authorized the boards of non-government money market funds to use liquidity fees and redemption gates to mitigate the risk of runs on money market funds during periods of stress. RBC U.S. Prime Fund consists of both retail and institutional classes, with the majority of assets in the retail classes, and as such, the business is currently evaluating the best way to comply with the new requirements that will come into effect in July 2016. RBC does not foresee any significant issues in complying with the final rules and any related changes to our money market funds.

On August 1, 2014, the Government of Canada’s (GoC) Department of Finance released its bail-in consultation paper, “Taxpayer Protection and Bank Recapitalization Regime”, with comments due on September 12, 2014. The proposed regime, which applies only to domestic systemically important banks (D-SIBs), is aimed at ensuring that, (i) taxpayers are protected from having to bail out a systemically important bank in the highly unlikely event of such an institution running into difficulty; and (ii) Canada’s financial system remains strong by clarifying a bank’s shareholders and creditors are responsible for bearing losses, thereby giving them stronger incentives to monitor the bank’s risk-taking activities. The proposed regime focuses on a specific range of liabilities (i.e. senior unsecured term wholesale debt that is tradable and transferable with an original term to maturity of over 400 days) and excludes deposits, shorter-term unsecured wholesale debt, and derivatives. In addition, insured deposits will continue to be guaranteed by the Canada Deposit Insurance Corporation. The GoC is proposing a statutory power allowing for the permanent conversion, in whole or in part, of the specified eligible liabilities into common shares of a bank. The GoC is also proposing that the conversion power only apply to the specified D-SIB liabilities that are issued, originated or renegotiated after an implementation date determined by the GoC. The regime would not be applied retroactively to liabilities outstanding as of the yet to be determined implementation date.

Canadian banks have been providing capital and leverage ratios calculated under Basel III to OSFI since January 2013, and will start publicly reporting the leverage ratio commencing January 1, 2015. In accordance with OSFI’s directive to the six D-SIBs, RBC will be subject to increased capital requirements effective January 1, 2016. On July 30, 2014, OSFI commenced consultations on a domestic leverage requirement, which includes plans to replace the existing OSFI asset-to-capital multiple with the Basel global leverage ratio beginning in Q1 2015. RBC is well-positioned to meet the new requirements.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2013 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2013 Annual Report, and the Risk management and Capital management sections of this Q3 2014 Report to Shareholders.

Key corporate events of 2014

Jamaican banking operations

On June 27, 2014, we completed the sale of RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively, RBC Jamaica) to Sagicor Group Jamaica Limited, as announced on January 29, 2014. As a result of the transaction, we recorded a total loss on disposal of $100 million (before- and after-tax), including a loss of $60 million in the first quarter of 2014 and a further loss of $40 million recorded in the current quarter, which includes foreign currency translation related to the closing of the sale of RBC Jamaica. For further details, refer to Note 7 of our Condensed Financial Statements.

Financial performance

Overview

Q3 2014 vs. Q3 2013

Net income of $2,378 million was up $93 million or 4% from a year ago. Diluted earnings per share (EPS) of $1.59 was up $0.08 and return on common equity (ROE) of 19.6% was down 170 bps from 21.3% last year. Our Common Equity Tier 1 (CET1) ratio was 9.5%.

Excluding the specified items described below, net income of $2,418 was up $223 million or 10% from the prior year, diluted EPS was up $0.17 and ROE decreased 40 bps. Our results reflected strong performance across all our business segments, primarily driven by growth across all businesses in Capital Markets, volume growth across most of our Canadian banking businesses, and higher average fee-based client assets in Wealth Management. These factors were partially offset by increased costs largely in support of business growth, higher litigation provisions and related legal costs in Capital Markets, and higher provision for credit losses (PCL) in Personal & Commercial Banking. Our prior year results also included additional net favourable tax adjustments.

For further details on our results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q3 2014 vs. Q2 2014

Net income increased $177 million from the prior quarter. Diluted EPS was up $0.12 and ROE was up 50 bps from 19.1% last quarter.

Excluding the specified items described below, net income was up $217 million or 10% from the prior quarter, diluted EPS was up $0.15 and ROE increased 90 bps. The increase in net income was primarily driven by higher corporate and investment banking results reflecting strong growth in equity and debt origination and loan syndication activity. The positive impact of seasonal factors in our banking businesses, including additional days in the quarter, and favourable actuarial adjustments reflecting management actions and assumptions changes in Insurance also contributed to the increase. These factors were partially offset by increased costs largely in support of business growth, and higher PCL in Personal & Commercial Banking.

6        Royal Bank of Canada        Third Quarter 2014

Q3 2014 vs. Q3 2013 (Nine months ended)

Net income of $6,671 million increased $430 million or 7% from a year ago. Nine month diluted EPS of $4.43 was up $0.33 and ROE of 19.0% was down 100 bps.

Excluding the specified items described below, net income was up $621 million or 10% from the prior year, diluted EPS was up $0.46 and ROE decreased 40 bps. Our results reflected strong growth in our trading and corporate and investment banking businesses, solid volume growth across most of our Canadian banking businesses, and higher average fee-based client assets in Wealth Management. Lower PCL, mainly in Capital Markets, also contributed to the increase. These factors were partially offset by increased costs largely in support of business growth, and higher litigation provisions and related legal costs in Capital Markets.

Specified items

Our third quarter results were impacted by a loss of $40 million (before- and after-tax), which includes foreign currency translation related to the closing of the sale of RBC Jamaica. Our third quarter 2013 results were impacted by a favourable income tax adjustment of $90 million in Corporate Support which related to 2012. During the nine months ended July 31, 2014, our results were impacted by a total loss of $100 million (before- and after-tax) related to the sale of RBC Jamaica, and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. During the nine months ended July 31, 2013, in addition to the favourable income tax adjustment of $90 million noted above, our results were impacted by a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe. Results excluding these specified items are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Estimated impact of foreign exchange translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	Q3 2014 vs. Q3 2013	Q3 2014 vs. Q2 2014	Q3 2014 vs. Q3 2013
Increase (decrease):
Total revenue	$170	$(64)	$674
PCL	3	–	5
PBCAE	18	(3)	60
Non-interest expense	105	(38)	412
Net income	23	(16)	108
Impact on EPS:
Basic	$.02	$(.01)	$.07
Diluted	.02	(.01)	.07

The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the nine months ended
(Average foreign currency equivalent of C$1.00) (1)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
U.S. dollar	0.925	0.907	0.963	0.919	0.983
British pound	0.547	0.541	0.633	0.550	0.634
Euro	0.682	0.656	0.735	0.673	0.749

(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Interest income	$5,673	$5,420	$5,349	$16,543	$15,757
Interest expense	2,026	1,971	1,957	5,987	5,859
Net interest income	$3,647	$3,449	$3,392	$10,556	$9,898
Investments (1)	$1,849	$1,794	$1,652	$5,431	$4,739
Insurance (1)	1,383	1,125	561	3,790	2,828
Trading	285	300	100	895	607
Banking (1)	1,085	991	967	3,070	2,889
Underwriting and other advisory	552	428	305	1,381	1,175
Other (1)	176	183	191	578	607
Non-interest income	$5,330	$4,821	$3,776	$15,145	$12,845
Total revenue	$8,977	$8,270	$7,168	$25,701	$22,743
Additional information
Total trading revenue
Net interest income	$578	$498	$418	$1,505	$1,271
Non-interest income	285	300	100	895	607
Total trading revenue	$863	$798	$518	$2,400	$1,878

(1)	Refer to the Financial Performance section of our 2013 Annual Report for the definition of these categories.

Royal Bank of Canada        Third Quarter 2014        7

Q3 2014 vs. Q3 2013

Total revenue increased $1,809 million or 25% from last year. The impact of foreign exchange translation this quarter increased our total revenue by $170 million.

Net interest income increased $255 million or 8%, mainly due to higher trading-related net interest income in Capital Markets. Solid volume growth across most businesses in Canadian Banking, and strong growth in lending activity in Capital Markets also contributed to the increase. These factors were partially offset by spread compression.

Investments revenue increased $197 million or 12%, mainly due to higher average fee-based client assets resulting from capital appreciation and strong net sales in Wealth Management. Higher mutual fund distribution fees in Canadian Banking also contributed to the increase.

Insurance revenue increased $822 million, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the decrease in long-term interest rate, largely offset in PBCAE.

Trading revenue in Non-interest income increased $185 million. Total trading revenue of $863 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was up $345 million or 67%, mainly due to higher trading revenue reflecting improved market conditions in our fixed income credit, equity and municipal businesses as compared to the challenging market conditions in the prior year.

Banking revenue increased $118 million or 12%, mainly due to strong growth in loan syndication activity largely in the U.S., higher credit card loan balances and transaction volumes, and lower customer loyalty reward program costs.

Underwriting and other advisory revenue increased $247 million or 81%, primarily due to robust growth in equity and debt origination mainly in the U.S. and Canada.

Q3 2014 vs. Q2 2014

Total revenue increased $707 million or 9% from the prior quarter, primarily due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, strong growth in equity and debt origination, and higher trading revenue. Strong growth in loan syndication activity, the positive impact of seasonal factors in our banking businesses, including additional days in the quarter, and higher average fee-based client assets in Wealth Management also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation, and lower mergers and acquisitions (M&A) activity in Capital Markets.

Q3 2014 vs. Q3 2013 (Nine months ended)

Total revenue increased $2,958 million or 13%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, and the impact of foreign exchange translation which increased our total revenue by $674 million. Higher equity and fixed income trading revenue, strong growth in equity and debt origination reflecting increased client activity in Capital Markets, and solid volume growth across most of our Canadian banking businesses and the inclusion of our acquisition of Ally Canada also contributed to the increase. In addition, the prior year was favourably impacted by the disposition of our London Metal Exchange (LME) shares.

Provision for credit losses

Q3 2014 vs. Q3 2013

Total PCL increased $16 million or 6% from a year ago, mainly due to higher provisions in Caribbean Banking and Canadian Banking, partially offset by lower provisions in Capital Markets.

Q3 2014 vs. Q2 2014

Total PCL increased $39 million or 16% from the prior quarter, mainly due to higher provisions in Caribbean Banking and Canadian Banking, partially offset by lower provisions in Capital Markets.

Q3 2014 vs. Q3 2013 (Nine months ended)

Total PCL decreased $84 million or 9% from the prior year, mainly due to lower provisions in Capital Markets, partially offset by higher provisions in Caribbean Banking and Canadian Banking.

For further details on PCL, refer to the Credit quality performance section.

Insurance policyholder benefits, claims and acquisition expense

Q3 2014 vs. Q3 2013

PBCAE increased $746 million from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in Insurance revenue. This factor was partially offset by favourable actuarial adjustments reflecting management actions and assumption changes, and lower net claims costs in both Canadian and International Insurance as the prior year included net claims of $14 million ($10 million after-tax) related to severe weather conditions in Alberta and Ontario.

Q3 2014 vs. Q2 2014

PBCAE increased $179 million or 22% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in Insurance revenue. This factor was partially offset by favourable actuarial adjustments reflecting management actions and assumption changes.

Q3 2014 vs. Q3 2013 (Nine months ended)

PBCAE increased $915 million or 48% from the prior year, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in Insurance revenue. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by favourable actuarial adjustments reflecting management actions and assumption changes.

8        Royal Bank of Canada        Third Quarter 2014

Non-interest expense

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Salaries	$1,216	$1,185	$1,162	$3,601	$3,437
Variable compensation	1,253	1,104	921	3,465	2,966
Benefits and retention compensation	373	396	362	1,200	1,106
Share-based compensation	24	49	52	184	209
Human resources	$2,866	$2,734	$2,497	$8,450	$7,718
Impairment of other intangibles	2	–	–	2	–
Other expenses	1,721	1,592	1,494	4,844	4,325
Non-interest expense	$4,589	$4,326	$3,991	$13,296	$12,043

Q3 2014 vs. Q3 2013

Non-interest expense increased $598 million or 15%. Excluding the loss recorded in the current quarter related to the sale of RBC Jamaica noted above, non-interest expense increased $558 million or 14%, mainly due to higher variable compensation driven by higher results in Capital Markets and higher revenue in Wealth Management. The impact of foreign exchange translation of $105 million, higher costs in support of business growth, and higher litigation provisions and related legal costs in Capital Markets also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities.

Q3 2014 vs. Q2 2014

Non-interest expense increased $263 million or 6%. Excluding the loss recorded in the current quarter related to the sale of RBC Jamaica noted above, non-interest expense increased $223 million or 5%, primarily due to higher variable compensation in Capital Markets and Wealth Management. The unfavourable impact of seasonal factors, including additional days in the quarter also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Q3 2014 vs. Q3 2013 (Nine months ended)

Non-interest expense increased $1,253 million or 10%. Excluding the specified items noted above, non-interest expense increased $1,157 million or 10%, primarily due to higher variable compensation driven by higher results in Capital Markets and higher revenue in Wealth Management, and the impact of foreign exchange translation of $412 million. Higher litigation provisions and related legal costs in Capital Markets also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities.

Non-interest expense excluding the specified items noted above is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Income taxes

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net income before income taxes	$3,096	$2,870	$2,647	$8,765	$7,891
Income taxes	$718	$669	$362	$2,094	$1,650
Effective income tax rate (1)	23.2%	23.3%	13.7%	23.9%	20.9%

(1)	Total income taxes as a percentage of net income before income taxes.

Q3 2014 vs. Q3 2013

Income tax expense increased $356 million, as the prior year included net favourable income tax adjustments including a $90 million income tax adjustment. The increase was also due to higher earnings before income taxes. The effective income tax rate of 23.2% increased 950 bps from 13.7% in the prior year. Excluding the favourable income tax adjustment of $90 million in the prior year, the effective income tax rate increased 610 bps from 17.1%, as the prior year included additional net favourable income tax adjustments.

Q3 2014 vs. Q2 2014

Income tax expense increased $49 million or 7%, mainly due to higher income from tax advantaged sources, partially offset by higher unfavourable income tax adjustments. The effective income tax rate of 23.2% decreased 10 bps from 23.3% in the prior quarter.

Q3 2014 vs. Q3 2013 (Nine months ended)

Income tax expense increased $444 million or 27%, due to higher earnings before income taxes, and net favourable income tax adjustments including a $90 million income tax adjustment in the prior year. The effective income tax rate of 23.9% increased 300 bps from 20.9%. Excluding the favourable income tax adjustment of $90 million in the prior year, the effective income tax rate of 23.9% increased 180 bps from 22.1%, as the prior year included additional net favourable income tax adjustments.

The effective income tax rate excluding the specified item above is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada        Third Quarter 2014        9

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain unchanged from October 31, 2013. For further details, refer to the How we measure and report our business segments section of our 2013 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2013 Annual Report.

The following table provides a summary of our ROE calculation:

	For the three months ended
	July 31 2014							April 30 2014	July 31 2013
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income (loss) available to common shareholders	$1,118	$278	$212	$107	$624	$(42)	$2,297	$2,123	$2,197
Total average common equity (1), (2)	$15,100	$5,450	$1,600	$2,150	$14,650	$7,450	$46,400	$45,550	$41,000
ROE (3)	29.4%	20.3%	53.2%	20.1%	16.9%	n.m.	19.6%	19.1%	21.3%

	For the nine months ended
	July 31 2014							July 31 2013
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income (loss) available to common shareholders	$3,262	$777	$519	$318	$1,601	$(52)	$6,425	$5,975
Total average common equity (1), (2)	$14,950	$5,450	$1,550	$2,150	$13,950	$7,250	$45,300	$39,950
ROE (3)	29.2%	19.1%	45.5%	20.0%	15.3%	n.m.	19.0%	20.0%

(1)	Average common equity represent rounded figures.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
(3)	Calculated under Basel lll, including comparative periods. ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures are more reflective of our ongoing operating results, and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and nine months ended July 31, 2014 with the corresponding periods in the prior year and the three months ended April 30, 2014. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value.

The capital charge includes a charge for common equity and preferred shares. Effective the first quarter of 2014, we revised our cost of equity to 9.0% from 8.5% in 2013, largely as a result of higher long-term interest rates.

10        Royal Bank of Canada        Third Quarter 2014

The following table provides a summary of our Economic profit:

	For the three months ended
	July 31 2014							April 30 2014	July 31 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income (loss)	$1,138	$285	$214	$110	$641	$(10)	$2,378	$2,201	$2,285
add: Non-controlling interests	(2)	(1)	–	–	–	(23)	(26)	(26)	(25)
After-tax effect of amortization of other intangibles (1)	7	18	–	5	3	(2)	31	31	31
Adjusted net income	$1,143	$302	$214	$115	$644	$(35)	$2,383	$2,206	$2,291
less: Capital charge	360	130	38	50	350	179	1,107	1,052	942
Economic profit (loss)	$783	$172	$176	$65	$294	$(214)	$1,276	$1,154	$1,349
	For the nine months ended
	July 31 2014							July 31 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income (loss)	$3,324	$798	$525	$328	$1,653	$43	$6,671	$6,241
add: Non-controlling interests	(6)	(1)	–	(1)	–	(69)	(77)	(74)
After-tax effect of amortization of other intangibles (1)	21	55	–	16	3	–	95	87
Adjusted net income	$3,339	$852	$525	$343	$1,656	$(26)	$6,689	$6,254
less: Capital charge	1,061	387	109	151	992	520	3,220	2,730
Economic profit (loss)	$2,278	$465	$416	$192	$664	$(546)	$3,469	$3,524

(1)	For the three and nine months ended July 31, 2014, includes $2 million related to the impairment of other intangibles.

Results excluding specified items

Our results were impacted by the following specified items:

•	For the three months ended July 31, 2014, a further loss of $40 million (before- and after-tax) which includes foreign currency translation related to the closing of the sale of RBC Jamaica in our Personal & Commercial Banking segment;
•	For the three months ended July 31, 2013, a favourable income tax adjustment of $90 million which related to 2012 in our Corporate Support segment;
•	For the nine months ended July 31, 2014, a total loss of $100 million (before- and after-tax) related to the sale of RBC Jamaica, comprised of the loss of $40 million (before- and after-tax) noted above recorded in the third quarter of 2014 and a loss of $60 million (before- and after-tax) recorded in the first quarter of 2014, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, both in our Personal & Commercial Banking segment; and
•	For the nine months ended July 31, 2013, a favourable income tax adjustment of $90 million in Corporate Support which related to 2012, and a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe, in our Investor & Treasury Services segment.

The following tables provide calculations of our consolidated and segment results and measures excluding these specified items:

Consolidated results

	For the three months ended
	July 31 2014			July 31 2013
		Item excluded			Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Loss related to the closing of the sale of RBC Jamaica (1)	Adjusted	As reported	Income tax adjustment	Adjusted
Total revenue	$8,977	$–	$8,977	$7,168	$–	$7,168
PCL	283	–	283	267	–	267
PBCAE	1,009	–	1,009	263	–	263
Non-interest expense	4,589	(40)	4,549	3,991	–	3,991
Net income before income taxes	$3,096	$40	$3,136	$2,647	$–	$2,647
Income taxes	718	–	718	362	90	452
Net income	$2,378	$40	$2,418	$2,285	$(90)	$2,195
Net income available to common shareholders	$2,297	$40	$2,337	$2,197	$(90)	$2,107
Average number of common shares (thousands)	1,442,312		1,442,312	1,443,350		1,443,350
Basic earnings per share (in dollars)	$1.59	$0.03	$1.62	$1.52	$(0.06)	$1.46
Average number of diluted common shares (thousands)	1,449,455		1,449,455	1,465,991		1,465,991
Diluted earnings per share (in dollars)	$1.59	$0.03	$1.62	$1.51	$(0.06)	$1.45
Average common equity	$46,400		$46,400	$41,000		$41,000
ROE (2)	19.6%		20.0%	21.3%		20.4%
Effective tax rate	23.2%		22.9%	13.7%		17.1%

(1)	Includes foreign currency translation.
(2)	Based on actual balances before rounding.

Royal Bank of Canada        Third Quarter 2014        11

	For the nine months ended
	July 31 2014					July 31 2013
		Items excluded					Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Total loss on sale of RBC Jamaica (1)	Provision for post- employment benefits and restructuring charges		Adjusted	As reported	Income tax adjustment	Restructuring charge (2)	Adjusted
Total revenue	$25,701	$–	$		$25,701	$22,743	$–	$–	$22,743
PCL	819	–			819	903	–	–	903
PBCAE	2,821	–			2,821	1,906	–	–	1,906
Non-interest expense	13,296	(100)		(40)	13,156	12,043	–	(44)	11,999
Net income before income taxes	$8,765	$100		$40	$8,905	$7,891	$–	$44	$7,935
Income taxes	2,094			8	2,102	1,650	90	13	1,753
Net income	$6,671	$100		$32	$6,803	$6,241	$(90)	$31	$6,182
Net income available to common shareholders	$6,425	$100		$32	$6,557	$5,975	$(90)	$31	$5,916
Average number of common shares (thousands)	1,442,615				1,442,615	1,444,686			1,444,686
Basic earnings per share (in dollars)	$4.45	$0.07		$0.02	$4.54	$4.14	$(0.06)	$0.02	$4.10
Average number of diluted common shares (thousands)	1,452,868				1,452,868	1,467,781			1,467,781
Diluted earnings per share (in dollars)	$4.43	$0.07		$0.02	$4.52	$4.10	$(0.06)	$0.02	$4.06
Average common equity	$45,300				$45,300	$39,950			$39,950
ROE (3)	19.0%				19.4%	20.0%			19.8%
Effective tax rate	23.9%				23.6%	20.9%			22.1%

(1)	Total loss is comprised of a loss of $60 million (before- and after-tax) recorded in Q1 2014, and a further loss of $40 million (before- and after-tax) which includes foreign currency translation recorded in Q3 2014.
(2)	The restructuring charge is related to the integration of Investor Services, primarily in Europe.
(3)	Based on actual balances before rounding.

Personal & Commercial Banking

	For the three months ended (1)
	July 31 2014
		Item excluded
(Millions of Canadian dollars, except percentage amounts)	As reported	Loss related to the closing of the sale of RBC Jamaica (2)	Adjusted
Total revenue	$3,454	$–	$3,454
PCL	284	–	284
Non-interest expense	1,624	(40)	1,584
Net income before taxes	1,546	40	1,586
Net income	$1,138	$40	$1,178
Selected balances and other information
Non-interest expense	$1,624	$(40)	$1,584
Total revenue	3,454	–	3,454
Efficiency ratio	47.0%		45.9%
Revenue growth rate	2.4%		2.4%
Non-interest expense growth rate	2.4%		(0.2)%
Operating leverage	0.0%		2.6%

	For the nine months ended (1)
	July 31 2014
		Items excluded
(Millions of Canadian dollars, except percentage amounts)	As reported	Total loss on sale of RBC Jamaica (3)	Provision for post- employment benefits and restructuring charges	Adjusted
Total revenue	$10,171	$–	$–	$10,171
PCL	789	–	–	789
Non-interest expense	4,869	(100)	(40)	4,729
Net income before taxes	4,513	100	40	4,653
Net income	$3,324	$100	$32	$3,456
Selected balances and other information
Non-interest expense	$4,869	$(100)	$(40)	$4,729
Total revenue	10,171			10,171
Efficiency ratio	47.9%			46.5%
Revenue growth rate	4.7%			4.7%
Non-interest expense growth rate	6.6%			3.5%
Operating leverage	(1.9)%			1.2%

(1)	There were no adjustments for the three months ended April 30, 2014 and the three and nine months ended July 31, 2013.
(2)	Includes foreign currency translation.
(3)	Total loss is comprised of a loss of $60 million (before- and after-tax) recorded in Q1 2014, and a further loss of $40 million (before- and after-tax) which includes foreign currency translation recorded in Q3 2014.

12        Royal Bank of Canada        Third Quarter 2014

Investor & Treasury Services

	For the nine months ended (1)
	July 31 2013
		Item excluded
(Millions of Canadian dollars, except percentage amounts)	As reported	Restructuring charge (2)	Adjusted
Total revenue	$1,358	$–	$1,358
Non-interest expense	1,024	(44)	980
Net income before income taxes	334	44	378
Net income	$248	$31	$279
Selected balances and other information
Net income available to common shareholders	$238	$31	$269
Average common equity	2,000		2,000
ROE (3)	16.0%		18.1%

(1)	There were no adjustments for the three and nine months ended July 31, 2014 and the three months ended July 31, 2013.
(2)	Related to the integration of Investor Services, primarily in Europe.
(3)	Based on actual balances before rounding.

Personal & Commercial Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net interest income	$2,475	$2,378	$2,445	$7,296	$7,029
Non-interest income	979	928	927	2,875	2,682
Total revenue	3,454	3,306	3,372	10,171	9,711
PCL	284	231	226	789	720
Non-interest expense	1,624	1,572	1,586	4,869	4,566
Net income before income taxes	1,546	1,503	1,560	4,513	4,425
Net income	$1,138	$1,115	$1,167	$3,324	$3,310
Revenue by business
Canadian Banking	$3,244	$3,093	$3,172	$9,515	$9,111
Caribbean & U.S. Banking	210	213	200	656	600
Selected balances and other information
ROE	29.4%	30.5%	31.2%	29.2%	31.7%
NIM (1)	2.79%	2.80%	2.83%	2.79%	2.79%
Efficiency ratio (2)	47.0%	47.5%	47.0%	47.9%	47.0%
Efficiency ratio adjusted (2), (3)	45.9%	n.a.	n.a.	46.5%	n.a.
Operating leverage	0.0%	0.7%	(3.4)%	(1.9)%	(0.8)%
Operating leverage adjusted (3)	2.6%	n.a.	n.a.	1.2%	n.a.
Effective income tax rate	26.4%	25.8%	25.2%	26.3%	25.2%
Average total earning assets (4)	$352,500	$347,800	$342,300	$349,200	$336,300
Average loans and acceptances (4)	352,400	348,600	341,600	349,400	335,300
Average deposits	279,100	275,800	264,400	276,700	260,200
AUA (5)	213,600	207,400	185,800	213,600	185,800
PCL on impaired loans as a % of average net loans and acceptances	0.32%	0.27%	0.26%	0.30%	0.29%

	For the three months ended		For the nine months ended
Estimated impact of U.S. dollar and Trinidad & Tobago dollar (TTD) translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q3 2014 vs. Q3 2013	Q3 2014 vs. Q2 2014	Q3 2014 vs. Q3 2013
Increase (decrease):
Total revenue	$5	$(2)	$36
Non-interest expense	3	(2)	32
Net income	–	1	(2)
Percentage change in average US$ equivalent of C$1.00	(4)%	2%	(6)%
Percentage change in average TTD equivalent of C$1.00	(4)%	1%	(6)%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding the loss related to the sale of RBC Jamaica and the provision related to post-employment benefits and restructuring charges in the Caribbean. For further details, refer to the Key performance and non-GAAP measures section.
(4)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2014 of $52.9 billion and $8.3 billion, respectively (April 30, 2014 – $52.7 billion and $8.3 billion; July 31, 2013 – $52.5 billion and $6.8 billion).
(5)	AUA includes securitized residential mortgages and credit card loans as at July 31, 2014 of $23.1 billion and $8.3 billion respectively (April 30, 2014 – $23.9 billion and $8.3 billion; July 31, 2013 – $26.5 billion and $6.8 billion).
n.a.	not applicable

Q3 2014 vs. Q3 2013

Net income decreased $29 million or 2% compared to the prior year. Excluding a loss of $40 million (before- and after-tax), which includes foreign currency translation related to the closing of the sale of RBC Jamaica, net income increased $11 million or 1%, primarily due to volume growth across most of our domestic businesses, largely offset by higher PCL.

Royal Bank of Canada        Third Quarter 2014        13

Total revenue increased $82 million or 2%.

Canadian Banking revenue increased $72 million or 2%, due to volume growth across most businesses, and higher mutual fund distribution fees. The prior year was favourably impacted by fair value purchase accounting adjustments related to our acquisition of Ally Canada, and accounting volatility.

Caribbean & U.S. Banking revenue was up $10 million or 5%, mostly due to the implementation of full-service pricing across the Caribbean.

Net interest margin decreased 4 bps, as the prior year was favourably impacted by fair value purchase accounting adjustments related to the acquisition of Ally Canada, and accounting volatility, which impacted the net interest margin by 5 bps.

PCL increased $58 million, with the PCL ratio increasing 6 bps, largely resulting from higher provisions in our Caribbean portfolios, as well as higher provisions in our commercial lending portfolios in Canada. For further details, refer to the Credit quality performance section.

Non-interest expense increased $38 million or 2%, compared to the prior year. Excluding the loss related to the closing of the sale of RBC Jamaica noted above, non-interest expense decreased $2 million as higher costs in support of business growth were more than offset by continuing benefits from our efficiency management activities, including the full integration of our acquisition of Ally Canada.

Q3 2014 vs. Q2 2014

Net income increased $23 million or 2% from the prior quarter. Excluding the loss related to the closing of the sale of RBC Jamaica noted above, net income increased $63 million or 6%, mainly due to the positive impact of seasonal factors, including additional days in the quarter, and volume growth across most of our domestic businesses. These factors were partially offset by higher PCL in the Caribbean and Canada.

Net interest margin was relatively stable compared to the prior quarter.

Q3 2014 vs. Q3 2013 (Nine months ended)

Net income increased $14 million. Excluding the total loss of $100 million (before- and after-tax) related to the sale of RBC Jamaica, and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean in the first quarter of 2014, net income increased $146 million or 4%, driven by solid volume growth across most businesses in Canada, and the inclusion of our acquisition of Ally Canada which was completed on February 1, 2013. These factors were partially offset by higher PCL.

Total revenue increased $460 million or 5%, mostly due to solid volume growth across most of our domestic businesses, the inclusion of our acquisition of Ally Canada, higher mutual fund distribution fees, and the impact of foreign exchange translation.

PCL increased $69 million, with the PCL ratio increasing 1 bp, largely due to higher provisions in our Caribbean portfolios, and higher provisions in our personal and small business portfolios in Canada. For further details, refer to the Credit quality performance section.

Non-interest expense increased $303 million or 7%. Excluding the total loss related to the sale of RBC Jamaica, and the provision in the Caribbean, both noted above, non-interest expense increased $163 million or 4%, primarily as a result of higher costs in support of business growth, and the impact of foreign exchange translation. These factors were partially offset by continuing benefits from our efficiency management activities, including the full integration of Ally Canada.

Results excluding the specified items noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

14        Royal Bank of Canada        Third Quarter 2014

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net interest income	$2,331	$2,236	$2,303	$6,863	$6,610
Non-interest income	913	857	869	2,652	2,501
Total revenue	3,244	3,093	3,172	9,515	9,111
PCL	230	204	213	692	659
Non-interest expense	1,418	1,392	1,414	4,200	4,066
Net income before income taxes	1,596	1,497	1,545	4,623	4,386
Net income	$1,185	$1,110	$1,151	$3,432	$3,265
Revenue by business
Personal Financial Services	$1,849	$1,780	$1,812	$5,434	$5,172
Business Financial Services	771	737	781	2,266	2,240
Cards and Payment Solutions	624	576	579	1,815	1,699
Selected balances and other information
ROE	37.7%	37.7%	37.9%	37.4%	38.7%
NIM (1)	2.73%	2.74%	2.77%	2.73%	2.73%
Efficiency ratio (2)	43.7%	45.0%	44.6%	44.1%	44.6%
Operating leverage	2.0%	0.9%	(4.0)%	1.1%	(0.8)%
Effective income tax rate	25.8%	25.9%	25.5%	25.8%	25.6%
Average total earning assets (3)	$339,000	$334,900	$329,800	$336,100	$324,100
Average loans and acceptances (3)	344,800	341,000	334,200	341,800	328,000
Average deposits	264,100	260,600	249,900	261,500	246,200
AUA (4)	204,300	198,400	177,300	204,300	177,300
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.25%	0.25%	0.27%	0.27%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended July 31, 2014 of $52.9 billion and $8.3 billion, respectively (April 30, 2014 – $52.7 billion and $8.3 billion; July 31, 2013 – $52.5 billion and $6.8 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at July 31, 2014 of $23.1 billion and $8.3 billion respectively (April 30, 2014 – $23.9 billion and $8.3 billion; July 31, 2013 – $26.5 billion and $6.8 billion).

Q3 2014 vs. Q3 2013

Net income increased $34 million or 3%, primarily due to volume growth across most businesses, partially offset by higher PCL.

Total revenue increased $72 million or 2%. The prior year was favourably impacted by fair value purchase accounting adjustments related to the acquisition of Ally Canada, and accounting volatility.

Personal Financial Services revenue increased $37 million or 2% due to higher mutual fund distribution fees, and volume growth in residential mortgages and personal deposits.

Business Financial Services revenue decreased $10 million or 1%, as volume growth in business deposits and loans was more than offset by spread compression due to competitive pressures.

Cards and Payment Solutions revenue increased $45 million or 8% mainly reflecting higher credit card loan balances and transaction volumes, and lower customer loyalty reward program costs.

Net interest margin decreased 4 bps compared to the prior year, as the prior year was favourably impacted by fair value purchase accounting adjustments related to the acquisition of Ally Canada, and accounting volatility, which impacted the net interest margin by 5 bps.

PCL increased $17 million, with the PCL ratio increasing 1 bp, primarily due to higher provisions in our commercial lending portfolio as compared to a recovery of PCL in the prior year.

Non-interest expense increased $4 million, as higher costs in support of business growth were mostly offset by continuing benefits from our efficiency management activities, including the full integration of Ally Canada.

Q3 2014 vs. Q2 2014

Net income increased $75 million or 7%, mainly due to the positive impact of seasonal factors, including additional days in the quarter, volume growth across most businesses and higher mutual funds distribution fees. These factors were partially offset by higher PCL.

Net interest margin was relatively stable compared to the prior quarter.

Q3 2014 vs. Q3 2013 (Nine months ended)

Net income increased $167 million or 5%, largely due to solid volume growth across most businesses, and the inclusion of our acquisition of Ally Canada. These factors were partially offset by higher PCL.

Total revenue increased $404 million or 4%, reflecting solid volume growth across most businesses, higher mutual fund distribution fees, and the inclusion of our acquisition of Ally Canada.

Royal Bank of Canada        Third Quarter 2014        15

PCL increased $33 million, with the PCL ratio flat, primarily due to higher provisions in our personal and small business portfolios.

Non-interest expense increased $134 million or 3%, due to higher costs in support of business growth including higher staff costs, litigation provisions, and higher marketing costs related to our Olympic sponsorship. These factors were partially offset by continuing benefits from our efficiency management activities, including the full integration of Ally Canada.

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net interest income	$117	$118	$104	$346	$293
Non-interest income
Fee-based revenue	1,059	997	890	3,073	2,553
Transactional and other revenue	409	439	393	1,255	1,226
Total revenue	1,585	1,554	1,387	4,674	4,072
PCL	–	–	10	19	9
Non-interest expense	1,191	1,173	1,064	3,555	3,130
Net income before income taxes	394	381	313	1,100	933
Net income	$285	$278	$233	$798	$684
Revenue by business
Canadian Wealth Management	$555	$528	$475	$1,603	$1,396
U.S. & International Wealth Management	609	609	565	1,800	1,642
U.S. & International Wealth Management (US$ millions)	564	553	545	1,656	1,614
Global Asset Management (1)	421	417	347	1,271	1,034
Selected balances and other information
ROE	20.3%	20.2%	16.4%	19.1%	16.3%
Pre-tax margin (2)	24.9%	24.5%	22.6%	23.5%	22.9%
Number of advisors (3)	4,396	4,396	4,409	4,396	4,409
Average loans and acceptances	$15,900	$15,700	$12,500	$15,400	$11,700
Average deposits	35,900	36,200	31,900	35,600	31,400
AUA – total (4)	700,600	690,800	615,800	700,600	615,800
– U.S. & International Wealth Management (4)	419,500	417,900	375,400	419,500	375,400
– U.S. & International Wealth Management (US$ millions) (4)	384,400	381,300	365,500	384,400	365,500
AUM (4)	442,100	426,300	373,100	442,100	373,100
Average AUA	694,600	690,300	617,000	682,600	603,400
Average AUM	436,200	423,200	373,600	420,600	362,800

	For the three months ended		For the nine months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q3 2014 vs. Q3 2013	Q3 2014 vs. Q2 2014	Q3 2014 vs. Q3 2013
Increase (decrease):
Total revenue	$41	$(15)	$169
Non-interest expense	35	(13)	142
Net income	3	(2)	17
Percentage change in average US$ equivalent of C$1.00	(4)%	2%	(6)%
Percentage change in average British pound equivalent of C$1.00	(14)%	1%	(13)%
Percentage change in average Euro equivalent of C$1.00	(7)%	4%	(10)%

(1)	Effective the first quarter of 2014, BlueBay results are no longer reported on a one-month lag. As a result, the first quarter of 2014 included four months of results from BlueBay.
(2)	Pre-tax margin is defined as Net income before income taxes divided by Total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.
(4)	Represents period-end spot balances.

Q3 2014 vs. Q3 2013

Net income increased $52 million or 22% from a year ago, mainly due to higher average fee-based client assets.

Total revenue increased $198 million or 14%.

Canadian Wealth Management revenue increased $80 million or 17%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales.

U.S. & International Wealth Management revenue increased $44 million or 8%. In U.S. dollars, revenue increased $19 million or 3%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales and higher transaction volumes reflecting improved market conditions.

Global Asset Management revenue increased $74 million or 21%, mainly due to higher average fee-based client assets resulting from capital appreciation and strong net sales, and the impact of foreign exchange translation.

PCL decreased $10 million as the prior year included a provision on a single account.

Non-interest expense increased $127 million or 12%, mainly due to higher variable compensation driven by higher revenue, the impact of foreign exchange translation, and increased staff levels and infrastructure investments in support of business growth.

16        Royal Bank of Canada        Third Quarter 2014

Q3 2014 vs. Q2 2014

Net income increased $7 million or 3% as compared to the prior quarter, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales.

Q3 2014 vs. Q3 2013 (Nine months ended)

Net income increased $114 million or 17%, mainly due to higher average fee-based client assets.

Total revenue increased $602 million or 15%, mainly due to higher average fee-based client assets resulting from capital appreciation and strong net sales, and the impact of foreign exchange translation.

PCL increased $10 million mainly due to higher provisions on a few accounts.

Non-interest expense increased $425 million or 14%, mainly due to the impact of foreign exchange translation, higher variable compensation driven by higher revenue, and higher staff levels and infrastructure investments in support of business growth.

Insurance

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Non-interest income
Net earned premiums	$923	$926	$941	$2,802	$2,748
Investment income (1)	381	138	(439)	779	(109)
Fee income	79	61	59	209	189
Total revenue	1,383	1,125	561	3,790	2,828
Insurance policyholder benefits and claims (1)	925	728	154	2,537	1,562
Insurance policyholder acquisition expense	84	102	109	284	344
Non-interest expense	143	140	137	430	408
Net income before income taxes	231	155	161	539	514
Net income	$214	$154	$160	$525	$488
Revenue by business
Canadian Insurance	$871	$624	$24	$2,265	$1,351
International Insurance	512	501	537	1,525	1,477
Selected balances and other information
ROE	53.2%	42.1%	44.5%	45.5%	44.4%
Premiums and deposits (2)	$1,310	$1,260	$1,286	$3,846	$3,658
Fair value changes on investments backing policyholder liabilities (1)	255	18	(553)	396	(463)

	For the three months ended		For the nine months ended
Estimated impact of U.S. dollar and British pound translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q3 2014 vs. Q3 2013	Q3 2014 vs. Q2 2014	Q3 2014 vs. Q3 2013
Increase (decrease):
Total revenue	$18	$(2)	$59
PBCAE	18	(3)	60
Non-interest expense	–	–	–
Net income	(1)	–	(2)
Percentage change in average US$ equivalent of C$1.00	(4)%	2%	(6)%
Percentage change in average British pound equivalent of C$1.00	(14)%	1%	(13)%

(1)	Investment income can experience volatility arising from fluctuation in the fair value of FVTPL assets. The investments which support policyholder liabilities are predominantly fixed income assets designated as at FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.

(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q3 2014 vs. Q3 2013

Net income increased $54 million or 34% from a year ago mainly due to favourable actuarial adjustments reflecting management actions and assumption changes, and lower net claims costs in both Canadian and International Insurance as the prior year included net claims of $14 million ($10 million after-tax) related to severe weather conditions in Alberta and Ontario. These factors were partially offset by lower U.K. annuity earnings as the prior year included a new U.K. annuity contract.

Total revenue increased $822 million as compared to the prior year.

Canadian Insurance revenue increased $847 million, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the decrease in long-term interest rate, largely offset in PBCAE.

International Insurance revenue decreased $25 million or 5%, mainly due to lower U.K. annuity earnings as the prior year included a new U.K. annuity contract.

PBCAE increased $746 million, largely due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. This factor was partially offset by favourable actuarial adjustments reflecting management actions and assumption changes, and lower net claims costs in both Canadian and International Insurance.

Non-interest expense increased $6 million or 4%, primarily due to higher staff costs in support of business growth, partially offset by continuing benefits from our efficiency management activities.

Royal Bank of Canada        Third Quarter 2014        17

Q3 2014 vs. Q2 2014

Net income increased $60 million or 39% from the prior quarter mainly due to favourable actuarial adjustments reflecting management actions and assumption changes, and lower net claims costs.

Q3 2014 vs. Q3 2013 (Nine months ended)

Net income increased $37 million or 8%, mainly due to favourable actuarial adjustments reflecting management actions and assumption changes, and lower net claims costs in International Insurance. Our prior year results also included a favourable impact of interest and asset related activities on the Canadian life business.

Total revenue increased $962 million or 34%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, and the impact of foreign exchange translation.

PBCAE increased $915 million or 48%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by favourable actuarial adjustments reflecting management actions and assumption changes.

Non-interest expense increased $22 million or 5%, mainly due to higher costs in support of business growth, partially offset by continuing benefits from our efficiency management activities.

Investor & Treasury Services

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net interest income	$182	$184	$169	$549	$506
Non-interest income	298	292	287	859	852
Total revenue	480	476	456	1,408	1,358
Non-interest expense	330	325	316	965	1,024
Net income before income taxes	150	151	140	443	334
Net income	$110	$112	$104	$328	$248
Selected balances and other information
ROE	20.1%	20.1%	19.3%	20.0%	16.0%
ROE adjusted (1)	n.a.	n.a.	n.a.	n.a.	18.1%
Average deposits	$110,200	$112,500	$108,500	$111,900	$104,800
Client deposits	42,700	42,200	38,800	41,900	38,900
Wholesale funding deposits	67,500	70,300	69,700	70,000	65,900
AUA	3,546,100	3,482,700	3,094,400	3,546,100	3,094,400
Average AUA	3,481,977	3,461,900	3,131,600	3,429,000	3,018,900

	For the three months ended		For the nine months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q3 2014 vs. Q3 2013	Q3 2014 vs. Q2 2014	Q3 2014 vs. Q3 2013
Increase (decrease):
Total revenue	$15	$(8)	$64
Non-interest expense	14	(5)	52
Net income	1	(2)	8
Percentage change in average US$ equivalent of C$1.00	(4)%	2%	(6)%
Percentage change in average British pound equivalent of C$1.00	(14)%	1%	(13)%
Percentage change in average Euro equivalent of C$1.00	(7)%	4%	(10)%

(1)	Measure has been adjusted by excluding a restructuring charge related to the integration of Investor Services. For further details, refer to the Key performance and non-GAAP measures section.
n.a.	not applicable

Q3 2014 vs. Q3 2013

Net income increased $6 million or 6%, largely reflecting higher funding and liquidity results and growth in client deposits. Continuing benefits from our efficiency management activities also contributed to the increase. These factors were partially offset by a decrease in custodial fees and lower securities lending results.

Total revenue increased $24 million or 5%, mainly related to higher funding and liquidity revenue as a result of the favourable impact of tightening credit spreads and the impact of foreign exchange translation. Higher net interest income resulting from growth in client deposits also contributed to the increase. These factors were partially offset by lower custodial fees, and a decrease in securities lending revenue largely driven by lower transaction volumes.

Non-interest expense increased $14 million or 4%, primarily due to the impact of foreign exchange translation, partially offset by continuing benefits from our efficiency management activities.

Q3 2014 vs. Q2 2014

Net income decreased $2 million or 2%, largely reflecting lower custodial fees and the impact of foreign exchange translation. These factors were mostly offset by seasonally higher securities lending results.

18        Royal Bank of Canada        Third Quarter 2014

Q3 2014 vs. Q3 2013 (Nine months ended)

Net income increased $80 million or 32%. Excluding a restructuring charge in the prior year of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe, net income increased $49 million or 18%, largely due to continuing benefits from our efficiency management activities and higher net interest income resulting from growth in client deposits. These factors were partially offset by a decrease in custodial fees.

Total revenue increased $50 million or 4%, mainly reflecting the impact of foreign exchange translation and higher net interest income resulting from growth in client deposits. These factors were partially offset by a decrease in custodial fees.

Non-interest expense decreased $59 million or 6%. Excluding the restructuring charge in the prior year, non-interest expense decreased $15 million or 2%, primarily reflecting continuing benefits from our efficiency management activities, largely offset by the impact of foreign exchange translation.

Results excluding the specified item noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net interest income (1)	$999	$848	$727	$2,608	$2,178
Non-interest income	1,186	1,024	701	3,259	2,719
Total revenue (1)	2,185	1,872	1,428	5,867	4,897
PCL	1	13	28	12	177
Non-interest expense	1,269	1,111	884	3,445	2,896
Net income before income taxes	915	748	516	2,410	1,824
Net income	$641	$507	$386	$1,653	$1,231
Revenue by business
Corporate and Investment Banking	$965	$800	$669	$2,591	$2,228
Global Markets	1,220	1,071	752	3,280	2,604
Other	–	1	7	(4)	65
Selected balances and other information
ROE	16.9%	14.5%	12.6%	15.3%	14.2%
Average total assets	$391,500	$384,400	$372,600	$384,000	$371,500
Average trading securities	103,200	106,100	100,700	103,300	101,500
Average loans and acceptances	66,300	63,800	54,800	63,600	53,800
Average deposits	45,300	42,600	36,300	42,400	34,600
PCL on impaired loans as a % of average net loans and acceptances	0.01%	0.08%	0.20%	0.02%	0.44%

	For the three months ended		For the nine months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q3 2014 vs. Q3 2013	Q3 2014 vs. Q2 2014	Q3 2014 vs. Q3 2013
Increase (decrease):
Total revenue	$91	$(37)	$348
Non-interest expense	71	(20)	261
Net income	11	(12)	51
Percentage change in average US$ equivalent of C$1.00	(4)%	2%	(6)%
Percentage change in average British pound equivalent of C$1.00	(14)%	1%	(13)%
Percentage change in average Euro equivalent of C$1.00	(7)%	4%	(10)%

(1)	The teb adjustment for the three months ended July 31, 2014 was $174 million (April 30, 2014 – $122 million, July 31, 2013 – $95 million) and for the nine months ended July 31, 2014 was $391 million (July 31, 2013 – $286 million ). For further discussion, refer to the How we measure and report our business segments section of our 2013 Annual Report.

Q3 2014 vs. Q3 2013

Net income increased $255 million or 66%, reflecting growth across all businesses, largely driven by strong debt and equity markets, our continued focus on origination and increased activity from client-focused strategies. These factors were partially offset by higher variable compensation on improved results and higher litigation provisions and related legal costs. In addition, the prior year was impacted by a favourable income tax adjustment as a result of a lower effective tax rate.

Total revenue increased $757 million or 53%, including the impact of foreign exchange translation.

Corporate and Investment Banking revenue increased $296 million or 44%, largely due to robust growth in equity and debt origination mainly in the U.S. and Canada. Strong growth in lending activity in the U.S. and Europe and loan syndication mainly in the U.S. also contributed to the increase.

Global Markets revenue increased $468 million or 62%, primarily due to higher trading revenue reflecting improved market conditions in our fixed income credit, equity and municipal businesses as compared to the challenging market conditions in the prior year. Strong growth in equity and debt origination reflecting higher issuance activity also contributed to the increase.

Other revenue decreased $7 million.

PCL decreased $27 million, as the prior year included a provision on a single account. For further details, refer to the Credit quality performance section.

Royal Bank of Canada        Third Quarter 2014        19

Non-interest expense increased $385 million or 44%, largely due to higher variable compensation on improved results. Higher litigation provisions and related legal costs and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities.

Q3 2014 vs. Q2 2014

Net income increased $134 million or 26%, driven primarily by higher corporate and investment banking results reflecting strong growth in equity and debt origination and loan syndication activity. Higher revenue from our trading businesses across most geographies reflecting strong debt and equity markets, our continued focus on origination and increased activity from client-focused strategies also contributed to the increase. These factors were partially offset by higher variable compensation on improved results and lower M&A activity across most geographies. In addition, the prior quarter included a favourable accounting adjustment related to fair value adjustments on certain RBC debt.

Q3 2014 vs. Q3 2013 (Nine months ended)

Net income increased $422 million or 34%, mainly due to strong growth in our trading and corporate and investment banking businesses, lower PCL and the impact of foreign exchange translation. These factors were partially offset by higher variable compensation on improved results, higher litigation provisions and related legal costs, and higher costs in support of business growth.

Total revenue increased $970 million or 20%, primarily due to higher equity and fixed income trading revenue driven by higher client activity and improved market conditions as compared to the challenging market conditions in the prior year, and the impact of foreign exchange translation. Strong growth in equity and debt origination reflecting increased client activity mainly in the U.S., and higher lending revenue also contributed to the increase. In addition, our prior year revenue was favourably impacted by the disposition of our LME shares.

PCL decreased $165 million, as the prior year included higher provisions on a few accounts.

Non-interest expense increased $549 million or 19%, mainly due to higher variable compensation on improved results and the impact of foreign exchange translation. Higher litigation provisions and related legal costs, and higher costs in support of business growth also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities.

Corporate Support

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net interest income (loss) (1)	$(126)	$(79)	$(53)	$(243)	$(108)
Non-interest income (loss)	16	16	17	34	(15)
Total revenue (1)	(110)	(63)	(36)	(209)	(123)
PCL	(2)	–	3	(1)	(3)
Non-interest expense	32	5	4	32	19
Net income (loss) before income taxes (1)	(140)	(68)	(43)	(240)	(139)
Income taxes (recoveries) (1)	(130)	(103)	(278)	(283)	(419)
Net income (loss) (2)	$(10)	$35	$235	$43	$280

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended July 31, 2014 was $23 million (April 30, 2014 – $23 million; July 31, 2013 – $22 million), and for the nine months ended July 31, 2014 was $69 million (July 31, 2013 – $69 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended July 31, 2014 was $174 million as compared to $122 million in the prior quarter and $95 million in the prior year period. For the nine months ended July 31, 2014, the amount was $391 million as compared to $286 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2013 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q3 2014

Net loss was $10 million largely reflecting net unfavourable tax adjustments, which was mostly offset by asset/liability management activities.

Q2 2014

Net income was $35 million largely reflecting asset/liability management activities and gains on private equity investments.

Q3 2013

Net income was $235 million largely reflecting net favourable tax adjustments including a $90 million income tax adjustment which related to 2012 and asset/liability management activities.

20        Royal Bank of Canada        Third Quarter 2014

Q3 2014 (Nine months ended)

Net income was $43 million largely reflecting asset/liability management activities and gains on private equity investments, partially offset by net unfavourable tax adjustments.

Q3 2013 (Nine months ended)

Net income was $280 million largely reflecting net favourable tax adjustments including the $90 million income tax adjustment which related to 2012 and asset/liability management activities.

Quarterly results and trend analysis (1)

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other foreign currencies. The following table summarizes our results for the last eight quarters (the period):

	2014			2013				2012
(Millions of Canadian dollars, except per share and percentage amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net interest income	$3,647	$3,449	$3,460	$3,351	$ 3,392	$3,222	$3,284	$3,174
Non-interest income	5,330	4,821	4,994	4,568	3,776	4,495	4,574	4,294
Total revenue	$8,977	$8,270	$8,454	$7,919	$7,168	$7,717	$7,858	$7,468
PCL	283	244	292	334	267	287	349	361
PBCAE	1,009	830	982	878	263	938	705	770
Non-interest expense	4,589	4,326	4,381	4,151	3,991	4,009	4,043	3,854
Net income before income taxes	$3,096	$2,870	$2,799	$2,556	$2,647	$2,483	$2,761	$2,483
Income taxes	718	669	707	455	362	574	714	584
Net income	$2,378	$2,201	$2,092	$2,101	$2,285	$1,909	$2,047	$1,899
EPS – basic	$1.59	$1.47	$1.39	$1.40	$1.52	$1.26	$1.35	$1.25
– diluted	1.59	1.47	1.38	1.39	1.51	1.25	1.34	1.24
Segments – net income (loss)
Personal & Commercial Banking	$1,138	$1,115	$1,071	$1,070	$1,167	$1,039	$1,104	$1,026
Wealth Management	285	278	235	202	233	222	229	204
Insurance	214	154	157	107	160	164	164	195
Investor & Treasury Services	110	112	106	91	104	65	79	71
Capital Markets	641	507	505	469	386	383	462	409
Corporate Support	(10)	35	18	162	235	36	9	(6)
Net income – total	$2,378	$2,201	$2,092	$2,101	$2,285	$1,909	$2,047	$1,899
Effective income tax rate	23.2%	23.3%	25.3%	17.8%	13.7%	23.1%	25.9%	23.5%
Period average US$ equivalent of C$1.00	$0.925	$0.907	$0.926	$0.960	$0.963	$0.982	$1.005	$1.011

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Notable items affecting our consolidated results

•	In the third quarter of 2014, our results included a further loss of $40 million (before- and after-tax) which includes foreign currency translation related to the closing of the sale of RBC Jamaica.
•	In the first quarter of 2014, our results included a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.
•	In the fourth quarter of 2013, our results included a charge of $160 million ($118 million after-tax) as a result of a new tax legislation in Canada, which affects the policyholders’ tax treatment of certain individual life insurance policies, as well as net favourable income tax adjustments including a $124 million income tax adjustment related to prior years.
•	In the third quarter of 2013, our results included net favourable income tax adjustments including a $90 million income tax adjustment which related to 2012.
•	In the second quarter of 2013, our results included a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe.

Trend analysis

The Canadian and U.S. economies have generally continued to strengthen over the period supported by improving labour markets and solid housing activity. Equity indices in both countries have improved since 2013, despite the recent decreases in monthly asset purchases by the Fed. Global capital markets have experienced recent volatility caused by political and economic instability in certain emerging market economies. For further details, refer to the Economic, market and regulatory review and outlook section.

Net income has generally trended upwards over the period, driven mostly by solid volume growth in our Canadian Banking businesses and strong Capital Markets results, particularly since the fourth quarter of 2013. Wealth Management earnings have generally increased over the period, driven by higher average fee-based client assets, reflecting capital appreciation and strong net sales. Insurance results fluctuated over the period, primarily due to the timing of new U.K. annuity contracts, claims costs, and actuarial adjustments. An unfavourable charge resulting from new tax legislation in Canada as noted above impacted Insurance results in the fourth quarter of 2013. Investor & Treasury Services results have generally trended upwards due to benefits from our efficiency management activities and improved business performance.
Revenue has generally trended upwards over the period, largely due to solid volume growth in our Canadian Banking businesses, growth in our corporate and investment banking business, and higher average fee-based client assets in Wealth Management. Our

Royal Bank of Canada        Third Quarter 2014        21

acquisition of Ally Canada has contributed incremental revenue since the second quarter of 2013. Trading revenue generally fluctuated over the period, with the increase in the last few quarters mostly driven by higher client activity and improved market conditions. Net interest income has also trended upwards over the period, primarily due to solid volume growth across our Canadian Banking businesses, partially offset by spread compression caused by the continuing low interest rate environment and competitive pricing pressures. Starting in the first quarter of 2014, the declining value of the Canadian dollar has contributed to the increase in revenue.

Despite growth in loans, PCL has remained relatively stable over the period reflecting strong asset quality. PCL in Capital Markets has varied over the period while Wealth Management had provisions in the fourth quarter of 2013 and the first quarter of 2014 related to a few accounts.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also been impacted by volume growth in our Insurance businesses as well as actuarial liability adjustments and generally lower claims costs. PBCAE in the fourth quarter of 2013 included a charge as a result of new tax legislation in Canada as noted above.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period largely in support of business growth. Our acquisition of Ally Canada has contributed incremental costs since the second quarter of 2013. The first quarter of 2014 was impacted by the loss related to the sale of RBC Jamaica and a provision in the Caribbean as noted above, while the third quarter of 2014 was impacted by a further loss which includes foreign currency translation related to the closing of the sale of RBC Jamaica, also noted above. Since the first quarter of 2014, the declining value of the Canadian dollar has also contributed to the increase.

Our effective income tax rate has fluctuated over the period, largely as a result of varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources (Canadian taxable corporate dividends). Our effective tax rate has also been impacted by various favourable tax adjustments as noted above.

Results by geographic segment (1), (2)

For geographic reporting, our segments are grouped into Canada, U.S. and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region.

	For the three months ended									For the nine months ended
	July 31 2014			April 30 2014			July 31 2013			July 31 2014			July 31 2013
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$5,610	$1,699	$1,668	$5,103	$1,547	$1,620	$4,573	$1,166	$1,429	$16,064	$4,806	$4,831	$14,472	$3,988	$4,283
Net income – total	$1,764	$342	$272	$1,611	$282	$308	$1,786	$286	$213	$4,952	$964	$755	$4,827	$817	$597

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 29 of our 2013 Annual Consolidated Financial Statements.
(2)	Comparative amounts have been revised from those previously presented.

Q3 2014 vs. Q3 2013

Net income in Canada was down $22 million or 1% as the prior year included net favourable tax adjustments in Corporate Support. Volume growth across most businesses in Canadian Banking, growth across most businesses in Capital Markets, largely driven by strong debt and equity markets, our continued focus on origination and increased activity from client-focused strategies, higher average fee-based client assets in Wealth Management, and favourable actuarial adjustments reflecting management actions and assumption changes, were partially offset by higher variable compensation in Capital Markets and Wealth Management.

U.S. net income was up $56 million or 20% from the prior year, largely due to higher corporate and investment banking and trading results driven by improved debt and equity markets as compared to the challenging market conditions in the prior year, our continued focus on origination and increased activity from client-focused strategies. These factors were partially offset by higher variable compensation on improved results in Capital Markets, and higher litigation provisions and related legal costs. In addition the prior year included a favourable income tax adjustment of $90 million which related to 2012 in Corporate Support.

Other International net income was up $59 million or 28% from the prior year, mainly due to higher fixed income and equity trading results in Europe reflecting improved market conditions, and higher lending activity. These factors were partially offset by a loss of $40 million (before- and after-tax) recorded in the current quarter, which includes foreign currency translation related to the closing of the sale of RBC Jamaica, and higher PCL in the Caribbean.

Q3 2014 vs. Q2 2014

Net income in Canada was up $153 million or 9% from the prior quarter, mainly due to the positive impact of seasonal factors, including additional days in the quarter in our banking businesses. Favourable actuarial adjustments reflecting management actions and assumption changes in Insurance, strong growth in equity origination, volume growth across most businesses in Canadian Banking, and higher average fee-based client assets in Wealth Management also contributed to the increase. These factors were partially offset by higher variable compensation, and higher PCL in Canadian Banking.

U.S. net income was up $60 million or 21%, primarily due to strong growth in equity and debt origination and loan syndication activity in Capital Markets, and higher average fee-based client assets and higher transaction volumes in Wealth Management. These factors were partially offset by higher variable compensation on improved results in Capital Markets.

Other International net income was down $36 million or 12%, mainly due to the loss recorded in the current quarter related to the sale of RBC Jamaica noted above. Higher PCL in the Caribbean and lower custodial fees in Investor & Treasury Services also contributed to the decrease. These factors were partially offset by higher lending activity, and lower net claims costs in Insurance.

22        Royal Bank of Canada        Third Quarter 2014

Q3 2014 vs. Q3 2013 (Nine months ended)

Net income in Canada was up $125 million or 3% from the previous year, primarily reflecting solid volume growth across most businesses in Canadian Banking, and higher average fee-based client assets in Wealth Management. These factors were partially offset by higher costs in support of business growth and higher PCL.

U.S. net income was up $147 million or 18%, primarily due to strong growth in our corporate and investment banking businesses and higher fixed income and equity trading revenue driven by higher client activity and improved market conditions. Lower PCL in Capital Markets also contributed to the increase. These factors were partially offset by higher variable compensation on improved results, and higher litigation provisions and related legal costs in Capital Markets. In addition the prior year included a favourable income tax adjustment of $90 million as noted above.

Other International net income was up $158 million or 26%, largely due to lower PCL in Capital Markets and higher trading revenue in Europe. These factors were partially offset by a total loss of $100 million (before- and after-tax) related to the sale of RBC Jamaica, and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. In addition, the prior year was unfavourably impacted by a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe.

Financial condition

Condensed balance sheets (1),(2)

	As at
(Millions of Canadian dollars)	July 31 2014	April 30 2014	October 31 2013	July 31 2013
Assets
Cash and due from banks	$16,297	$15,879	$15,550	$13,928
Interest-bearing deposits with banks	5,383	5,210	9,039	7,348
Securities	199,114	191,481	182,710	174,365
Assets purchased under reverse repurchase agreements and securities borrowed	135,205	133,981	117,517	120,184
Loans
Retail	329,831	324,142	320,627	317,269
Wholesale	102,516	99,177	90,182	87,057
Allowance for loan losses	(1,926)	(1,883)	(1,959)	(1,921)
Segregated fund net assets	645	593	513	463
Other – Derivatives	72,823	72,633	74,822	77,846
– Other	53,982	54,683	50,744	53,534
Total assets	$913,870	$895,896	$859,745	$850,073
Liabilities
Deposits	$598,049	$587,122	$559,350	$547,078
Segregated fund liabilities	645	593	513	463
Other – Derivatives	75,096	73,206	76,745	80,378
– Other	179,773	176,513	166,234	166,577
Subordinated debentures	6,810	6,486	7,443	7,392
Total liabilities	860,373	843,920	810,285	801,888
Equity attributable to shareholders	51,714	50,183	47,665	46,428
Non-controlling interests	1,783	1,793	1,795	1,757
Total equity	53,497	51,976	49,460	48,185
Total liabilities and equity	$913,870	$895,896	$859,745	$850,073

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.
(2)	Comparative amounts have been revised from those previously presented. For further details, refer to Note 2 to our Condensed Financial Statements.

Our consolidated balance sheet was impacted by foreign exchange translation. As a result, our total assets and our total liabilities and equity increased by approximately $21 billion compared to last year and $19 billion compared to October 31, 2013 due to the weaker Canadian dollar. Compared to last quarter, our total assets and our total liabilities and equity decreased by approximately $4 billion due to the stronger Canadian dollar.

Q3 2014 vs. Q3 2013

Total assets were up $64 billion or 8% from the previous year.

Interest-bearing deposits with banks decreased by $2 billion or 27%, largely due to lower overnight deposits primarily with central banks, partially offset by the impact of foreign exchange translation.

Securities were up $25 billion or 14% compared to the prior year, primarily due to an increase in government and corporate debt securities, largely reflecting our management of liquidity and funding risk. The impact of foreign exchange translation and increased equity trading positions in support of business activities also contributed to the increase.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $15 billion or 12%, mainly attributable to increased client activity and the impact of foreign exchange translation.

Royal Bank of Canada        Third Quarter 2014        23

Loans were up $28 billion or 7%, predominantly due to growth in wholesale loans and solid volume growth in residential mortgages. The impact of foreign exchange translation also contributed to the increase.

Derivative assets were down $5 billion or 6%, mainly attributable to increased financial netting and lower fair values on foreign exchange forward contracts, partially offset by higher fair values on cross currency interest rate swaps, equity contracts, and interest rate swap positions.

Total liabilities were up $58 billion or 7% from the previous year.

Deposits increased $51 billion or 9%, mainly attributable to higher business deposits, largely reflecting our issuances of covered bonds and other fixed term notes to satisfy funding requirements and increased client activity. The impact of foreign exchange translation and demand for our high-yield savings accounts and other product offerings in our retail business also contributed to the increase.

Derivative liabilities were down $5 billion or 7%, primarily attributable to increased financial netting and lower fair values on foreign exchange forward contracts, partially offset by higher fair values on cross currency interest rate swaps, equity contracts, and interest rate swap positions.

Total equity increased $5 billion or 11%, largely reflecting higher retained earnings, net of dividends.

Q3 2014 vs. Q2 2014

Total assets increased $18 billion or 2% from the prior quarter, primarily attributable to an increase in government debt securities and volume growth in Canadian home equity products. Growth in wholesale loans and an increase in reverse repos largely due to higher client activity also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Total liabilities increased $16 billion or 2% from the prior quarter, primarily attributable to higher deposits due to the reasons noted above. An increase in repurchase agreements largely due to higher client activity, and higher obligations related to securities sold short also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Q3 2014 vs. Q4 2013

Total assets were up $54 billion or 6%, mainly attributable to the impact of foreign exchange translation and an increase in reverse repos largely due to higher client activity. Growth in wholesale loans and solid volume growth in Canadian home equity products also contributed to the increase. These factors were partially offset by a decrease in derivative assets and lower interest-bearing deposits with banks, both due to the reasons noted above.

Total liabilities increased $50 billion or 6%, mainly attributable to the impact of foreign exchange translation and higher deposits, largely reflecting our issuances of fixed term notes to satisfy funding requirements and increased client activity. Demand for our high-yield savings accounts and other product offerings in our retail business and higher obligations related to securities sold short also contributed to the increase. These factors were partially offset by a decrease in derivative liabilities due to the reasons noted above.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Refer to pages 41 to 43 of our 2013 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities are recorded on our Consolidated Balance Sheets. We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program, which are not derecognized from our Consolidated Balance Sheets. For details of these activities, refer to Note 6 and Note 7 of our 2013 Annual Consolidated Financial Statements.

In addition, we periodically securitize residential mortgage loans for the Canadian social housing program through the NHA MBS program which are derecognized from our Consolidated Balance Sheets when sold to third party investors. During the third quarter of 2014, we securitized $80 million residential mortgage loans for the Canadian social housing program. During 2013, we did not securitize mortgages for the Canadian social housing program.

24        Royal Bank of Canada        Third Quarter 2014

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing. The following table summarizes structured entities in which we have significant financial interests but have not consolidated.

	As at
	July 31 2014		April 30 2014		July 31 2013
(Millions of Canadian dollars)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Unconsolidated structured entities
Multi-seller conduits (2)	$31,249	$31,856	$32,246	$32,873	$30,315	$30,783
Structured finance	4,538	1,680	4,446	1,618	4,428	1,679
Investment funds	1,923	1,715	1,934	1,717	1,660	1,372
Third-party securitization vehicles	10,783	1,417	12,138	1,295	8,472	1,093
Other	304	75	304	92	1,270	296
	$48,797	$36,743	$51,068	$37,595	$46,145	$35,223

(1)	The maximum exposure to loss resulting from significant financial interests in these entities consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended in amounts greater than the total value of the assets in the conduits.

(2)	Represents multi-seller conduits that we administer.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Approximately 76% of assets in unconsolidated structured entities in which we have significant financial interests were internally rated A or above, compared to 74% in the prior quarter and 80% in the prior year. The increase relative to prior quarter is due to sale of bonds issued by third party securitization vehicles, initially purchased in the first quarter, and decrease relative to prior year is primarily related to the additional securitized assets funded by other investors in one third party securitization SPE. For multi-seller conduits, 100% of assets were internally rated A or above, consistent to the prior quarter, versus the prior year of 99%. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

The assets in unconsolidated structured entities as at July 31, 2014 have varying maturities and a remaining expected weighted average life of approximately 3.8 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at July 31, 2014, the notional amount of backstop liquidity facilities we provide to these conduits decreased by $1 billion or 3% from the prior quarter and increased by $957 million or 3% from the prior year. Partial credit enhancement facilities we provide decreased by $107 million from the prior quarter and increased by $77 million from the prior year. The decreases from the prior quarter are primarily due to a decrease in securitized assets. The increases from the prior year are primarily due to exchange rate differences. Total loans extended to the multi-seller conduits under the backstop liquidity facilities decreased by $22 million from the prior quarter and by $177 million from the prior year primarily due to principal repayments.

Our overall exposure decreased $1 billion or 3% compared to the prior quarter primarily due to a decrease in securitized assets, and increased by $1.1 billion or 3% compared to the prior year, primarily due to exchange rate differences. Correspondingly, total assets of the multi-seller conduits decreased by $997 million or 3% over the prior quarter and increased by $934 million or 3% over the prior year. The increase from the prior year is primarily in the Credit Cards, Transportation Finance, Dealer Floor Plan and Residential Mortgage assets classes partially offset by a decrease in Student Loan asset class.

As at July 31, 2014, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $19.6 billion, a decrease of $231 million or 1% from the prior quarter and an increase of $2 billion or 11% from the prior year. The decrease in the amount of ABCP issued by the multi-seller conduits compared to the prior quarter is primarily due to a decrease in client usage. The increase from the prior year is primarily due to an increase in client usage and exchange rate differences. The rating agencies that rate the ABCP rated 72% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category compared with 73% in the prior quarter and 75% in the prior year.

We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at July 31, 2014, the fair value of our inventory was $32 million (April 30, 2014 – $107 million; July 31, 2013 – $17 million). Fluctuations in our inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities (ARS) of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at July 31, 2014, the total assets of the unconsolidated ARS trusts in which we have significant investments were $2.8 billion (April 30, 2014 – $2.9 billion; July 31, 2013 – $2.9 billion). Our maximum exposure to loss, representing our on-balance sheet investment in these ARS trusts, as at July 31, 2014, was $714 million (April 30, 2014 – $717 million; July 31, 2013 – $730 million). The decrease in our maximum exposure to loss relative to the prior periods relate to

Royal Bank of Canada        Third Quarter 2014        25

redemptions and exchange rate differences. As at July 31, 2014, approximately 89% of these investments were rated AA or higher based on ratings published by Standard & Poor’s.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) programs in which we have a significant interest but do not consolidate. As at July 31, 2014, the total assets of these unconsolidated municipal bond TOB trusts were $1.1 billion (April 30, 2014 – $1.1 billion; July 31, 2013 – $1.3 billion) and our maximum exposure to loss was $654 million (April 30, 2014 – $641 million; July 31, 2013 – $907 million). The decreases in total assets and maximum exposure to loss compared to the prior year are due to the investor base decreasing their exposure to leverage in our TOB program.

During this fiscal year, we entered the collateralized loan obligation market as a senior warehouse lender and structuring and placement agent. We now provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue a term collateralized loan obligation transaction. A portion of the proceeds from the sale of the term collateralized loan obligations certificates is used to fully repay the senior warehouse financing that we provide. During the current quarter, we agreed to provide and have outstanding one senior warehouse financing facility to a single collateralized loan obligation entity. As at July 31, 2014 our maximum exposure to loss associated with the single, outstanding senior warehouse financing facility was $305 million (April 30, 2014 – $247 million in connection with an unrelated single collateralized loan obligation entity; July 31, 2013 – $nil).

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we economically hedge our exposure from these derivatives by investing in those referenced funds which are also managed by third parties. Our maximum exposure as at July 31, 2014, which is primarily related to our investments in the reference funds, was $1.1 billion (April 30, 2014 – $1.1 billion; July 31, 2013 – $942 million). The total assets held in the unconsolidated reference funds as at July 31, 2014 were $1.3 billion (April 30, 2014 – $1.3 billion; July 31, 2013 – $1.2 billion).

We also provide liquidity facilities to certain third party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. As at July 31, 2014, total assets in these funds were $610 million (April 30, 2014 – $613 million; July 31, 2013 – $423 million) and our maximum exposure to loss, which reflects our undrawn liquidity commitment, was $621 million (April 30, 2014 – $624 million; July 31, 2013 – $430 million). The increases in total assets and our maximum exposure to loss from the prior year are primarily related to exchange rate differences and new commitments entered into during the prior year, respectively.

Third-party securitization vehicles

We hold significant interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at July 31, 2014, total assets of these entities were $5.9 billion (April 30, 2014 – $6.1 billion; July 31, 2013 – $4.2 billion) and our maximum exposure to loss in these entities was $977 million (April 30, 2014 – $1 billion; July 31, 2013 – $788 million). The decreases in total assets and our maximum exposure compared to the prior quarter primarily reflect full repayment of one commitment. The increases from the prior year relate to exchange rate differences and additional securitized assets funded by us.

We also invest in the securities issued by unconsolidated third-party structured entities, including government-sponsored entities, as part of our trading activities. These investments do not carry a funding commitment; therefore our maximum exposure to loss is limited to our investment. As at July 31, 2014, total assets of entities in which we have significant investments were $4.9 billion (April 30, 2014 – $6.0 billion; July 31, 2013 – $4.2 billion). Our maximum exposure to loss in these entities was $440 million (April 30, 2014 – $267 million; July 31, 2013 – $305 million). Fluctuations in the amounts presented for these entities reflect normal trading activity and the extent to which our investments in certain entities are significant as at the end of the reporting period.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at July 31, 2014 was $246 billion compared to $244 billion in the prior quarter and $226 billion in the prior year. The increase compared to the prior year relates primarily to higher Other commitments to extend credit, driven by business growth and the impact of foreign currency translation. Refer to Liquidity and Funding Management and Note 26 to our 2013 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

26        Royal Bank of Canada        Third Quarter 2014

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	July 31 2014						April 30 2014	October 31 2013
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions	Derivatives (2)	Total exposure (3)	Total exposure (3)	Total exposure (3)
Residential mortgages	$215,523	$–	$–	$–	$–	$215,523	$211,255	$209,238
Personal	95,065	82,864	–	–	–	177,929	175,744	170,354
Credit cards	14,579	19,950	–	–	–	34,529	33,207	34,489
Small business (4)	4,664	4,462	–	–	–	9,126	8,873	8,472
Retail	$329,831	$107,276	$–	$–	$–	$437,107	$429,079	$422,553
Business (4)
Agriculture	$5,594	$1,069	$47	$–	$48	$6,758	$6,342	$6,152
Automotive	6,402	4,450	303	–	650	11,805	11,728	10,475
Consumer goods	6,827	5,238	562	–	238	12,865	12,654	12,667
Energy	9,325	21,657	3,501	–	1,933	36,416	36,669	33,936
Non-bank financial services	5,571	9,768	14,276	160,052	19,917	209,584	192,585	179,464
Forest products	997	416	99	–	11	1,523	1,586	1,446
Industrial products	4,532	4,644	389	–	425	9,990	9,694	8,344
Mining & metals	1,420	2,710	782	–	134	5,046	4,602	4,687
Real estate & related	29,283	7,966	1,643	22	299	39,213	35,674	31,663
Technology & media	4,960	8,256	515	3	893	14,627	14,313	12,012
Transportation & environment	5,781	4,159	1,684	–	505	12,129	10,932	10,763
Other	26,162	11,509	8,175	4,790	13,695	64,331	58,256	58,543
Sovereign (4)	4,450	5,611	40,218	26,928	8,213	85,420	87,116	80,224
Bank (4)	1,655	964	73,823	96,423	22,096	194,961	202,719	177,793
Wholesale	$112,959	$88,417	$146,017	$288,218	$69,057	$704,668	$684,870	$628,169
Total exposure	$442,790	$195,693	$146,017	$288,218	$69,057	$1,141,775	$1,113,949	$1,050,722

(1)	Includes contingent liabilities such as letters of credit and guarantees, available-for-sale (AFS) debt securities, deposits with financial institutions and other assets.
(2)	Credit equivalent amount after factoring in master netting agreements.
(3)	Gross credit risk exposure is before allowance for loan losses. Exposure under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(4)	Refer to Note 5 of our 2013 Annual Consolidated Financial Statements for the definition of these terms.

Q3 2014 vs. Q2 2014

Total gross credit risk exposure increased $28 billion or 3% from the prior quarter, attributable to increases in both wholesale and retail exposures. Retail exposure increased $8 billion or 2%, primarily due to volume growth in Canadian home equity products. Wholesale exposure increased $20 billion or 3%, primarily attributable to growth in loans and acceptances and an increase in repo-style transactions largely due to higher client activity. Wholesale loan utilization was 37%, down slightly from 38% in the prior quarter.

Gross credit risk exposure by geography (1)

	As at
	July 31 2014						April 30 2014	October 31 2013
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure	Total exposure
Canada	$385,029	$140,310	$64,736	$56,272	$21,240	$667,587	$653,151	$640,407
U.S.	27,360	40,326	19,958	156,341	11,429	255,414	237,114	211,932
Europe	15,274	11,932	43,765	52,115	31,943	155,029	162,578	143,925
Other International	15,127	3,125	17,558	23,490	4,445	63,745	61,106	54,458
Total exposure	$442,790	$195,693	$146,017	$288,218	$69,057	$1,141,775	$1,113,949	$1,050,722

(1)	Geographic profile is primarily based on country of residence of the borrower.

Q3 2014 vs. Q2 2014

The geographic mix of our gross credit risk exposure did not change significantly from the prior quarter as Canada, U.S., Europe and Other International ended the quarter at 58%, 22%, 14% and 6%, respectively.

Royal Bank of Canada        Third Quarter 2014        27

European exposure

	As at
	July 31 2014							April 30 2014	October 31 2013
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe	$15,274	$11,932	$24,056	$19,709	$52,115	$31,943	$155,029	$162,578	$143,925
Less: Collateral held against repo-style transactions	–	–	–	–	50,722	–	50,722	58,705	54,416
Potential future credit exposure add-on amount	–	–	–	–	–	21,970	21,970	21,555	18,827
Undrawn commitments	–	11,932	–	19,709	–	–	31,641	33,513	27,719
Gross drawn exposure to Europe	$15,274	$–	$24,056	$–	$1,393	$9,973	$50,696	$48,805	$42,963
Less: Collateral applied against derivatives	–	–	–	–	–	7,985	7,985	7,890	6,306
Add: Trading securities	–	–	14,920	–	–	–	14,920	16,542	13,816
Net exposure to Europe (3)	$15,274	$–	$38,976	$–	$1,393	$1,988	$57,631	$57,457	$50,473

(1)	Comprised of undrawn commitments of $8.9 billion to corporate entities, $2.1 billion to financial entities and $0.9 billion to sovereign entities. On a country basis, exposure is comprised of $4.8 billion to U.K., $2.4 billion to France, $1.9 billion to Germany, $385 million to Ireland, $383 million to Spain, $1 million to Italy, with the remaining $2 billion related to Other Europe. Of the undrawn commitments, over 85% are to investment grade entities.
(2)	Securities include $14.9 billion of trading securities (April 30, 2014 – $16.5 billion), $13.8 billion of deposits (April 30, 2014 – $13.4 billion) and $10.3 billion of AFS securities (April 30, 2014 – $9.1 billion).
(3)	Excludes $3.1 billion (April 30, 2014 – $1.3 billion) of exposures to supranational agencies and $0.6 billion (April 30, 2014 – $2.6 billion) of exposures to trade credit reinsurance.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at July 31, 2014 was $155 billion. Our gross drawn exposure to Europe was $51 billion, after taking into account collateral held against repo-style transactions of $51 billion, letters of credit and guarantees, and undrawn commitments for loans of $31 billion and potential future credit exposure to derivatives of $22 billion. Our net exposure to Europe was $58 billion, after taking into account $8 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $15 billion held in our trading book. Our net exposure to Europe also reflected $0.4 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

Net European exposure by country (1)
	As at
	July 31 2014					April 30 2014	October 31 2013

(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total	Total
U.K.	$9,581	$12,132	$1,103	$584	$23,400	$21,491	$17,515
Germany	484	8,472	94	465	9,515	9,026	8,270
France	946	3,713	32	314	5,005	4,364	3,856
Total U.K., Germany, France	$11,011	$24,317	$1,229	$1,363	$37,920	$34,881	$29,641
Greece	$–	$3	$–	$–	$3	$4	$–
Ireland	596	7	5	56	664	598	174
Italy	82	111	–	31	224	246	325
Portugal	11	5	–	4	20	18	6
Spain	366	176	–	8	550	696	491
Total Peripheral (2)	$1,055	$302	$5	$99	$1,461	$1,562	$996
Luxembourg	$469	$1,645	$–	$48	$2,162	$4,346	$5,666
Netherlands	916	3,066	5	268	4,255	4,192	2,861
Norway	365	2,419	4	37	2,825	2,990	2,925
Sweden	1	2,732	62	–	2,795	3,185	2,831
Switzerland	497	3,142	87	46	3,772	3,984	3,094
Other	960	1,353	1	127	2,441	2,317	2,459
Total Other Europe	$3,208	$14,357	$159	$526	$18,250	$21,014	$19,836
Total exposure to Europe	$15,274	$38,976	$1,393	$1,988	$57,631	$57,457	$50,473

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of $nil to Greece (April 30, 2014 – $nil), Ireland $2 billion (April 30, 2014 – $2.7 billion), Italy $0.2 billion (April 30, 2014 – $0.2 billion), Portugal $0.1 billion (April 30, 2014 – $0.1 billion), and Spain $1 billion (April 30, 2014 – $1.1 billion).

Q3 2014 vs. Q2 2014

Net credit risk exposure to Europe was relatively flat compared to the prior quarter. Increased exposure in the U.K., France and Germany were largely offset by a decrease in Luxembourg. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal with total outstanding exposure decreasing $0.1 billion during the quarter to $1.5 billion as at July 31, 2014, largely due to a decrease in Spain.

28        Royal Bank of Canada        Third Quarter 2014

Our exposure was predominantly investment grade. Our net exposure to larger European countries, including the U.K., Germany and France, was primarily related to our capital markets, wealth management and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in the U.K., where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits, and available-for-sale (AFS) securities.

Our trading securities are related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits are primarily related to deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization of Economic Co-operation and Development government and corporate debt. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. We had a PCL recovery on this portfolio of $1 million this quarter, compared to no PCL in the prior quarter. The gross impaired loans ratio of this loan book was 0.16%, down slightly from 0.18% in the prior quarter.

Net European exposure by client type
	As at
	July 31 2014												April 30 2014	October 31 2013
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$5,290	$6,369	$1,295	$12,954	$–	$67	$63	$4	$143	$277	$10,995	$24,226	$26,872	$21,593
Sovereign	8,956	2,263	2,689	13,908	–	15	8	–	10	33	3,974	17,915	15,893	16,205
Corporate	9,154	883	1,021	11,058	3	582	153	16	397	1,151	3,281	15,490	14,692	12,675
Total	$23,400	$9,515	$5,005	$37,920	$3	$664	$224	$20	$550	$1,461	$18,250	$57,631	$57,457	$50,473

Q3 2014 vs. Q2 2014

Our net exposure decrease to Financials was largely in Other Europe. Increases in Sovereign and Corporate were largely in the U.K.

Residential mortgages and home equity lines of credit

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at July 31, 2014
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces	$6,274	55%	$5,088	45%	$11,362	$2,053
Quebec	12,778	50	12,852	50	25,630	4,092
Ontario	35,228	41	50,673	59	85,901	17,030
Prairie provinces	25,182	53	22,359	47	47,541	10,355
B.C. and territories	15,614	38	25,597	62	41,211	9,903
Total Canada (4)	$95,076	45%	$116,569	55%	$211,645	$43,433
U.S.	4	1	475	99	479	291
Other International	12	–	2,971	100	2,983	2,790
Total International	$16	–%	$3,446	100%	$3,462	$3,081
Total	$95,092	44%	$120,015	56%	$215,107	$46,514
Total – April 30, 2014	$95,066	45%	$115,618	55%	$210,684	$46,143

Royal Bank of Canada        Third Quarter 2014        29

	As at July 31, 2013 (1)
	Residential mortgages					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces (5)	$6,441	59%	$4,548	41%	$10,989	$1,967
Quebec (5)	12,535	53	11,269	47	23,804	3,963
Ontario (5)	36,914	45	45,174	55	82,088	16,566
Prairie provinces (5)	24,899	55	20,209	45	45,108	10,488
B.C. and territories (5)	16,170	40	24,393	60	40,563	10,131
Total Canada	$96,959	48%	$105,593	52%	$202,552	$43,115
U.S.	5	1	344	99	349	252
Other International	11	–	2,634	100	2,645	1,861
Total International	$16	1%	$2,978	99%	$2,994	$2,113
Total	$96,975	47%	$108,571	53%	$205,546	$45,228

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $416 million (April 30, 2014 – $571 million; July 31, 2013 – $895 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.

(3)	Refer to the Risk management section of our 2013 Annual Report for the definition of these regions.
(4)	Total Canada residential mortgages balance of $212 billion consolidated is comprised of $189 billion of residential mortgages and $5 billion of mortgages with commercial clients of which $3.4 billion are insured mortgages, both in Canadian Banking, and $18 billion of securitized residential mortgages in Capital Markets.
(5)	Effective Q4 2013, comparative amounts have been revised from those previously presented.

Home equity lines of credit are uninsured and reported within the personal loan category. As at July 31, 2014, home equity lines of credit in Canadian Banking were $43 billion (April 30, 2014 – $43 billion). Approximately 97% of these home equity lines of credit (April 30, 2014 – 97%) are secured by a first lien on real estate, and less than 8% (April 30, 2014 – 8%) of these clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	July 31 2014			April 30 2014
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	71%	92%	71%	70%	92%	70%
> 25 years ≤ 30 years	22	8	22	22	8	22
> 30 years ≤ 35 years	6	–	6	7	–	7
> 35 years	1	–	1	1	–	1
Total	100%	100%	100%	100%	100%	100%

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended				For the nine months ended
	July 31 2014		April 30 2014		July 31 2014
	Uninsured		Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	74%	74%	73%	75%	74%	74%
Quebec	71	73	71	73	71	73
Ontario	71	71	71	71	71	71
Prairie provinces	74	74	73	73	74	73
B.C. and territories	71	68	68	67	69	67
U.S.	72	n.m.	71	n.m.	71	n.m.
Other International	85	n.m.	85	n.m.	85	n.m.
Average (4), (5)	72%	71%	71%	71%	72%	71%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2013 Annual Report for the definition of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.

n.m.	not meaningful

30        Royal Bank of Canada        Third Quarter 2014

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages including homeline products is 55% as at July 31, 2014 (April 30, 2014 – 56%). This calculation is weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to continue making payments in the event of a shock to one of the above noted parameters.

Credit quality performance

Provision for (recovery of) credit losses

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Personal & Commercial Banking	$284	$231	$226	$789	$720
Wealth Management	–	–	10	19	9
Capital Markets	1	13	28	12	177
Corporate Support and Other (1)	(2)	–	3	(1)	(3)
Total PCL	$283	$244	$267	$819	$903
Canada (2)
Residential mortgages	$4	$5	$4	$17	$15
Personal	96	86	91	299	277
Credit cards	88	89	88	260	266
Small business	8	11	7	33	23
Retail	196	191	190	609	581
Wholesale	30	24	39	88	109
PCL on impaired loans	226	215	229	697	690
U.S. (2)
Retail	$1	$–	$2	$1	$3
Wholesale	4	2	22	7	40
PCL on impaired loans	5	2	24	8	43
Other International (2)
Retail	$21	$10	$7	$60	$33
Wholesale	31	17	7	54	137
PCL on impaired loans	52	27	14	114	170
Total PCL	$283	$244	$267	$819	$903
PCL ratio (3)
Total PCL ratio	0.26%	0.23%	0.26%	0.26%	0.30%
Personal & Commercial Banking	0.32	0.27	0.26	0.30	0.29
Canadian Banking	0.26	0.25	0.25	0.27	0.27
Caribbean Banking	3.07	1.60	0.76	1.85	1.14
Wealth Management	(0.02)	0.00	0.31	0.16	0.10
Capital Markets	0.01	0.08	0.20	0.02	0.44

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2013 Annual Report.

(2)	Geographic information is based on residence of borrower.
(3)	PCL on impaired loans as a % of average net loans and acceptances.

Q3 2014 vs. Q3 2013

Total PCL increased $16 million or 6%, from a year ago. PCL ratio of 26 bps, was flat compared with prior year.

PCL in Personal & Commercial Banking increased $58 million or 26%, and the PCL ratio increased 6 bps, mainly due to higher provisions in Caribbean portfolios and higher provisions in our commercial lending portfolio in Canada.

PCL in Wealth Management decreased $10 million as the prior year included a provision on a single account.

PCL in Capital Markets decreased $27 million, as the prior year included provisions on a single account in the technology & media sector.

Royal Bank of Canada        Third Quarter 2014        31

Q3 2014 vs. Q2 2014

Total PCL increased $39 million or 16%, from the prior quarter. PCL ratio of 26 bps, increased 3 bps.

PCL in Personal & Commercial Banking increased $53 million or 23%, and the PCL ratio increased 5 bps, mainly due to higher provisions in Caribbean portfolios and higher provisions in our commercial lending portfolio in Canada.

PCL in Capital Markets decreased $12 million as the prior quarter included provisions on a single account in the technology & media sector.

Q3 2014 vs. Q3 2013 (Nine months ended)

Total PCL decreased $84 million or 9% from last year. PCL ratio of 26 bps, decreased 4 bps.

PCL in Personal & Commercial Banking increased $69 million or 10%, mainly due to higher provisions in Caribbean portfolios and higher provisions in personal loans and small business portfolios in Canada.

PCL in Wealth Management increased $10 million mainly due to higher provisions on a few accounts.

PCL in Capital Markets decreased $165 million, as the prior year included provisions on a few accounts in the technology & media sector.

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars, except percentage amounts)	July 31 2014	April 30 2014	July 31 2013
Personal & Commercial Banking	$1,929	$1,905	$1,811
Wealth Management	17	10	33
Capital Markets	50	56	219
Investor & Treasury Services	2	3	3
Corporate Support and Other	1	1	6
Total GIL	$1,999	$1,975	$2,072
Canada (1)
Retail	$696	$769	$695
Wholesale	480	487	490
GIL	1,176	1,256	1,185
U.S. (1)
Retail	$13	$15	$14
Wholesale	18	15	136
GIL	31	30	150
Other International (1)
Retail	$327	$312	$273
Wholesale	465	377	464
GIL	792	689	737
Total GIL	$1,999	$1,975	$2,072
GIL ratio (2)
Total GIL ratio	0.45%	0.45%	0.50%
Personal & Commercial Banking	0.55	0.55	0.53
Canadian Banking	0.33	0.36	0.33
Caribbean Banking	11.01	9.57	9.84
Wealth Management	0.10	0.07	0.26
Capital Markets	0.08	0.09	0.40

(1)	Geographic information is based on residence of borrower.
(2)	GIL as a % of loans and acceptances.

Q3 2014 vs. Q3 2013

Total GIL decreased $73 million from a year ago. The GIL ratio decreased 5 bps.

GIL in Personal & Commercial Banking increased $118 million or 7%, and the GIL ratio was 55 bps. The increase in GIL was mainly due to higher impaired loans in our Caribbean portfolios and Canadian commercial lending and personal loans portfolios. These factors were partially offset by lower impaired loans in our Canadian residential mortgages portfolio. GIL ratio in Canadian Banking was flat compared to the prior year.

GIL in Wealth Management decreased $16 million, mainly due to write-offs related to a few accounts.

GIL in Capital Markets decreased $169 million or 77%, primarily due to lower impaired loans in technology & media, financing products and transportation & environment sectors, largely reflecting sales, write-offs and repayments.

Q3 2014 vs. Q2 2014

Total GIL increased $24 million or 1% from the prior quarter. The GIL ratio was flat compared to prior quarter.

GIL in Personal & Commercial Banking increased $24 million or 1%, mainly due to higher impaired loans in our Caribbean portfolios, partially offset by lower impaired loans in our Canadian residential mortgages and personal loans portfolios.

32        Royal Bank of Canada        Third Quarter 2014

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013
Allowance for impaired loans
Personal & Commercial Banking	$537	$498	$477
Wealth Management	10	11	9
Capital Markets	17	13	73
Investor & Treasury Services	2	2	2
Corporate Support and Other	1	–	–
Total allowance for impaired loans	567	524	561
Canada (1)
Retail	$150	$162	$132
Wholesale	156	143	170
Allowance for impaired loans	306	305	302
U.S. (1)
Retail	$1	$1	$3
Wholesale	16	12	35
Allowance for impaired loans	17	13	38
Other International (1)
Retail	$113	$105	$102
Wholesale	131	101	119
Allowance for impaired loans	244	206	221
Total allowance for impaired loans	567	524	561
Allowance for loans not yet identified as impaired	1,450	1,450	1,451
Total ACL	$2,017	$1,974	$2,012

(1)	Geographic information is based on residence of borrower.

Q3 2014 vs. Q3 2013

Total ACL increased $5 million from a year ago, mainly related to higher ACL in our Caribbean and Canadian Banking portfolios, partially offset by lower ACL in Capital Markets consistent with changes in GIL as discussed above.

Q3 2014 vs. Q2 2014

Total ACL increased $43 million or 2% from last quarter, mainly related to higher ACL in our Caribbean portfolios.

Loan forbearance

As recommended by Enhanced Disclosure Task Force (EDTF), we have provided a summary of our forbearance policy with respect to loans.

In our overall management of borrower relationships, economic or legal reasons may necessitate forbearance to certain clients with respect to the original terms and conditions of their loans. We strive to identify borrowers in financial difficulty early and modify their loan terms/restructure in order to maximize collection and to avoid foreclosure, repossession, or other legal remedies. In these circumstances, a borrower may be granted concessions that would not otherwise be considered. We have specialized groups and formalized policies that direct the management of delinquent or defaulted borrowers. Examples of such concessions to retail borrowers may include rate reduction, principal forgiveness, and term extensions. Concessions to wholesale borrowers may include restructuring the agreements, modifying the original terms of the agreement and/or relaxation of covenants. For both retail and wholesale loans, the appropriate remediation techniques are based on the individual borrower’s situation, the bank’s policy and the customer’s willingness and capacity to meet the new arrangement. When a loan is restructured, the recorded investment in the loan is reduced as of the date of restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the effective interest rate inherent in the loan (prior to restructuring).

Market risk

Market risk measures – FVTPL positions

VaR and Stressed VaR

We measure VaR at the 99th percentile confidence level for price movements over a one day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of credit valuation adjustments (CVA) and certain other positions which are updated weekly. Market risk Stressed VaR is calculated on a weekly basis in a similar manner as Market risk VaR with the exception that it is computed using a fixed historical one year period of extreme volatility and its inverse rather than the most recent two year history. The stress period used is the interval from September 2008 through August 2009. Stressed VaR is calculated weekly for all portfolios. For further details of our approach to the management of market risk, refer to the Market risk section of our 2013 Annual Report.

Royal Bank of Canada        Third Quarter 2014        33

The following table shows Market risk VaR (VaR) and Market risk Stressed VaR (SVaR) for FVTPL positions, with the exception of those in a designated hedging relationship and positions held in RBC Insurance.

	July 31 2014				April 30 2014		July 31 2013
	As at Jul. 31	For the three months ended			As at Apr.30	For the three months ended	As at Jul. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$9	$10	$14	$4	$16	$11	$10	$8
Foreign exchange	1	2	3	1	1	2	6	5
Commodities	2	2	3	2	2	3	3	2
Interest rate	19	22	26	18	30	33	44	42
Credit specific (1)	8	8	10	6	8	8	10	10
Diversification (2)	(16)	(18)	(23)	(15)	(24)	(21)	(27)	(22)
Market risk VaR	$23	$26	$32	$19	$33	$36	$46	$45
Market risk Stressed VaR	$76	$87	$105	$74	$96	$103	$95	$105

	July 31 2014				July 31 2013
	As at Jul. 31	For the nine months ended			As at Jul. 31	For the nine months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$9	$10	$17	$4	$10	$9
Foreign exchange	1	2	5	1	6	3
Commodities	2	3	7	2	3	3
Interest rate	19	29	36	18	44	41
Credit specific (1)	8	9	11	6	10	10
Diversification (2)	(16)	(21)	(30)	(15)	(27)	(23)
Market risk VaR	$23	$32	$39	$19	$46	$43
Market risk Stressed VaR	$76	$97	$121	$74	$95	$89

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q3 2014 vs. Q3 2013

Average VaR of $26 million for the third quarter of 2014 was down $19 million compared to the prior year. The decrease was driven by the roll forward of the historical time period used to calculate VaR, which no longer included the market volatility of 2011 following the downgrade of the credit rating for the U.S. and the market volatility of spring 2012 that resulted from European sovereign debt concerns. The decrease in VaR was also driven by lower risk in Non-Agency mortgage-backed securities (MBS) portfolios and lower foreign exchange risk.

Average Stressed VaR of $87 million for the third quarter of 2014 was down $18 million from the same period last year largely due to lower risk positions in certain MBS portfolios. The decrease was also a result of the adoption of the provisions of IFRS 9 Financial Instruments (IFRS 9) in which changes in the fair value of non-derivative liabilities attributable to changes in our credit risk are no longer reported in revenue and were therefore excluded from our VaR model as of May 1, 2014.

Q3 2014 vs. Q2 2014

Average VaR of $26 million was down $10 million compared to the prior quarter. The decrease was primarily driven by the roll forward of the historical time period used to calculate VaR, which no longer includes the market volatility that resulted from European sovereign debt concerns in the spring of 2012. Lower equity risk and the adoption of the provisions of IFRS 9 as noted above also contributed to the VaR decrease.

Average Stressed VaR was down $16 million from the prior quarter largely due to the adoption of IFRS 9, lower risk positions in Agency MBS portfolios in the current quarter and lower equity risk.

The impact of foreign exchange translation on foreign-denominated portfolios also contributed to the decrease in VaR and Stressed VaR.

Q3 2014 vs. Q3 2013 (Nine months ended)

Average VaR of $32 million decreased $11 million compared to the prior year, largely driven by the roll forward of the historical time period used to calculate VaR and lower risk positions in MBS portfolios. Average Stressed VaR increased by $8 million from $89 million in the same period of the prior year, largely driven by higher risk in fixed income positions whose price behaviour was particularly volatile in the historical period used to calculate Stressed VaR when compared to more recent history.

34        Royal Bank of Canada        Third Quarter 2014

The following chart graphically displays our daily trading profit and loss and our daily Market risk VaR. During the quarter there was one day of net trading losses totaling $0.2 million, compared to no net trading losses in the second quarter of 2014.

Market risk measures for other FVTPL positions

Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support policyholder liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. Liabilities with respect to insurance obligations are reported at $8.5 billion as of July 31, 2014. We held $6.6 billion of trading securities in support of the liabilities. We also held $1.6 billion of securities classified as AFS as investments.

Market risk measures – Structural Interest Rate Positions

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the third quarter of 2014, our interest rate risk exposure was well within our target levels.

	July 31 2014						April 30 2014		July 31 2013
	Economic value of equity risk			Net interest income risk (2)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bps increase in rates	$(824)	$(3)	$(827)	$382	$12	$394	$(692)	$397	$(502)	$439
100bps decrease in rates	686	(1)	685	(319)	(2)	(321)	568	(358)	375	(311)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Market risk measures for other material non-trading portfolios

Market Risk – AFS

We held $46 billion of securities classified as AFS as at July 31, 2014, compared to $43 billion as at April 30, 2014. We hold debt securities designated as AFS primarily as investments and to manage interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at July 31, 2014, our portfolio of AFS securities (excluding those held in our Insurance business) exposes us to interest rate risk of a pre-tax loss of $5.7 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax loss of $10.2 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. Our available-for-sale securities also include equity exposures of $1.7 billion as at July 31, 2014, which is unchanged compared to last quarter.

Royal Bank of Canada        Third Quarter 2014        35

Derivatives in hedge accounting relationships

Derivative assets in a designated hedge accounting relationship of $1.9 billion as at July 31, 2014 were down from $2.0 billion in the prior quarter, and derivative liabilities of $805 million as at July 31, 2014 were unchanged compared to the prior quarter. We use interest rate swaps to manage our structural interest rate risk, as described in the Market risk section of our 2013 Annual Report. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the value of the derivatives for a one basis point parallel increase in yields, was positive $3.1 million as of July 31, 2014.

We also use interest rate swaps to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures.

	As at July 31, 2014
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$16,297	$10,289	$6,008	Interest rate
Interest-bearing deposits with banks (4)	5,383	1,305	4,078	Interest rate
Securities
Trading (5)	152,756	146,102	6,654	Interest rate, credit spread
Available-for-sale (6)	46,358	–	46,358	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	135,205	135,063	142	Interest rate
Loans
Retail (8)	329,831	16,180	313,651	Interest rate
Wholesale (9)	102,516	431	102,085	Interest rate
Allowance for loan losses	(1,926)	–	(1,926)	Interest rate
Segregated fund net assets (10)	645	–	645	Interest rate
Derivatives	72,823	69,199	3,624	Interest rate
Other assets (11)	47,787	13,848	33,939	Interest rate
Assets not subject to market risk (12)	6,195
Total assets	$913,870	$ 392,417	$515,258
Liabilities subject to market risk
Deposits (13)	$598,049	$115,410	$482,639	Interest rate
Segregated fund liabilities (14)	645	–	645	Interest rate
Other
Obligations related to securities sold short	52,054	52,054	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	65,423	65,288	135	Interest rate
Derivatives	75,096	73,451	1,645	Interest rate
Other liabilities (16)	48,988	14,770	34,218	Interest rate
Subordinated debentures	6,810	–	6,810	Interest rate
Liabilities not subject to market risk (17)	13,308
Total liabilities	$860,373	$320,973	$526,092
Total equity	$53,497
Total liabilities and equity	$913,870

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, Stressed VaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the structural interest rate risk (SIRR) and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $5,377 million included in SIRR. An additional $631 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $4,078 million are included in SIRR.
(5)	Trading securities include $6,643 million in securities used in the management of the structural interest rate risk of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $42,532 million are included in SIRR. An additional $3,826 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures and certain legacy assets.

(7)	Assets purchased under reverse repurchase agreements include $142 million reflected in SIRR.
(8)	Retail loans include $313,653 million reflected in SIRR.
(9)	Wholesale loans include $100,937 million reflected in SIRR. An additional $1,148 million is used in the management of the structural interest rate risk of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(11)	Other assets include $31,579 million reflected in SIRR. An additional $2,360 million is used in the management of the structural interest rate risk of RBC Insurance.
(12)	Other assets include $6,195 million of physical and other assets that are not subject to market risk.
(13)	Deposits include $482,639 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $135 million reflected in SIRR.
(16)	Other liabilities include $9,158 million used in the management of the structural interest rate risk of RBC Insurance, and $25,060 million contribute to our SIRR measure.
(17)	Other liabilities include $13,308 million of payroll related and other liabilities that are not subject to market risk.

36        Royal Bank of Canada        Third Quarter 2014

	As at April 30, 2014
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$15,879	$8,760	$7,119	Interest rate
Interest-bearing deposits with banks (4)	5,210	874	4,336	Interest rate
Securities
Trading (5)	148,398	142,115	6,283	Interest rate, credit spread
Available-for-sale (6)	43,083	–	43,083	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	133,981	133,776	205	Interest rate
Loans
Retail (8)	324,142	16,908	307,234	Interest rate
Wholesale (9)	99,177	434	98,743	Interest rate
Allowance for loan losses	(1,883)	–	(1,883)	Interest rate
Segregated fund net assets (10)	593	–	593	Interest rate
Derivatives	72,633	68,783	3,850	Interest rate
Other assets (11)	48,178	12,279	35,899	Interest rate
Assets not subject to market risk (12)	6,505
Total assets	$895,896	$383,929	$505,462
Liabilities subject to market risk
Deposits (13)	$587,122	$110,122	$477,000	Interest rate
Segregated fund liabilities (14)	593	–	593	Interest rate
Other
Obligations related to securities sold short	50,423	50,423	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	63,790	63,602	188	Interest rate
Derivatives	73,206	72,003	1,203	Interest rate
Other liabilities (16)	50,964	14,954	36,010	Interest rate
Subordinated debentures	6,486	–	6,486	Interest rate
Liabilities not subject to market risk (17)	11,336
Total liabilities	$843,920	$311,104	$521,480
Total equity	$51,976
Total liabilities and equity	$895,896

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, Stressed VaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the structural interest rate risk (SIRR) and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,088 million included in SIRR. An additional $1,031 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $4,336 million are included in SIRR.
(5)	Trading securities include $6,283 million in securities used in the management of the structural interest rate risk of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $39,174 million are included in SIRR. An additional $3,909 million are held by our insurance businesses that do not contribute to our SIRR measures and certain legacy assets.

(7)	Assets purchased under reverse repurchase agreements include $205 million reflected in SIRR.
(8)	Retail loans include $307,235 million reflected in SIRR.
(9)	Wholesale loans include $97,620 million reflected in SIRR. An additional $1,123 million is used in the management of the structural interest rate risk of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(11)	Other assets include $33,526 million reflected in SIRR. An additional $2,373 million is used in the management of the structural interest rate risk of RBC Insurance.
(12)	Other assets include $6,505 million of physical and other assets that are not subject to market risk.
(13)	Deposits include $477,000 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $188 million reflected in SIRR.
(16)	Other liabilities include $8,818 million used in the management of the structural interest rate risk of RBC Insurance, and $27,192 million contribute to our SIRR measure.
(17)	Other liabilities include $11,336 million of payroll related and other liabilities that are not subject to market risk.

Liquidity and funding management

There have been no material changes to our Liquidity Management Framework from the framework described in our 2013 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Our liquidity and funding risk remain well within our risk appetite.

Regulatory environment

We continue to monitor and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for prospective regulatory reforms, such as the Basel III regulatory liquidity standards established by the BCBS and supported by OSFI and other jurisdictions. The BCBS liquidity standards include minimum requirements for two regulatory measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR). In January 2013, the BCBS released its final rules for LCR, with phased timelines for compliance, starting with a minimum of 60% coverage in 2015 and increasing by 10% annually to 100% in 2019. In January 2014, the BCBS released its final paper on “Liquidity coverage ratio disclosure standards” and published a consultative document on the NSFR guidelines. Banks are expected to comply with the BCBS LCR disclosure standards beginning in the first full fiscal quarter of calendar 2015 (Q2 for Canadian banks). Comments on the consultative document on NSFR were submitted in early April to the BCBS. Planned implementation for NSFR is 2018.

Royal Bank of Canada        Third Quarter 2014        37

In May 2014, OSFI issued the final version of the “Liquidity Adequacy Requirements (LAR) Guideline”. The objective of this guideline is to describe the methodologies supporting a series of liquidity metrics that will be used by OSFI to assess the liquidity adequacy of an institution. The LAR guideline converts the BCBS liquidity requirements (including the LCR and NSFR liquidity metrics together with monitoring tools) into OSFI guidance as well as formalizing use of the OSFI-designed Net Cumulative Cash Flow (NCCF) as a supervisory tool. The LAR guideline contains modified assumptions and parameters for NCCF which OSFI originally introduced in 2010. Of note in the LAR guideline is that, while the LCR implementation date of January 2015 is consistent with the BCBS requirement, there will be no phase-in period as the minimum LCR requirement for Canadian institutions at that date will be 100% compared to the minimum 60% coverage as prescribed by the BCBS. Implementation for the revised NCCF and other liquidity monitoring tools will also be January 2015. Intraday monitoring tools will be implemented by 2017. In July 2014, OSFI issued its guideline setting out the public disclosure requirements regarding the LCR for D-SIBs which is consistent with the international standards established by the BCBS final rules published earlier this year. We prepare a NCCF report for OSFI on a monthly basis and are submitting monthly LCR and quarterly NSFR results to OSFI as well as LCR and NSFR reports to BCBS twice a year.

In August 2014, the Government of Canada’s Department of Finance released its bail-in consultation paper “Taxpayer Protection and Bank Recapitalization Regime”, with comments due on September 12, 2014. The proposed regime applies only to D-SIBs and focuses on a specific range of liabilities and excludes deposits. We are currently assessing the impact of this proposed regime. For further details, refer to the Economic, market and regulatory review and outlook – Regulatory environment section.

Risk measurement

To monitor and control risk within appropriate tolerances, limits are set on various internal and regulatory metrics reflecting a range of time horizons and severity of stress conditions. Risk methodologies and underlying assumptions for internal metrics are periodically reviewed and validated to assess alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices.

In our internal metrics, liquidity risk is measured using contractual maturity dates for some assets and liabilities (e.g., wholesale lending and funding) and effective maturity for others. In the effective maturity approach, the liquidity value of assets and liabilities is determined based on observed behavioural or market-based patterns unrelated to contractual maturity. For example, effective maturity may be shorter than contractual maturity if the demonstrated behaviour of the asset suggests that it can be monetized before maturity. Effective maturity for a liability may be longer than contractual maturity if the demonstrated behaviour of the liability suggests that it will be extended or rolled over at maturity. Specific examples include government bonds for assets as they can be quickly and reliably monetized and relationship-based deposits for liabilities where a significant portion is typically assigned core value although contractual maturity dates may be quite short or even legally characterized as available on demand (conversely, demand loans display attributes of longer term assets and are treated accordingly from an effective maturity perspective). Internally derived assumptions consider all relevant material and available data, information and methods of quantifying liquidity risk.

For further details on our methodologies and measurement, refer to the Liquidity and funding management section of our 2013 Annual Report.

Risk Profile

As at July 31, 2014, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $379 billion or 53% of our total funding (April 30, 2014 – $375 billion or 54%). Funding for highly liquid assets consisted primarily of short-term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding comprised unsecured short-term liabilities of $80 billion and secured (repos and short sales) liabilities of $124 billion, and represented 11% and 17% of total funding as at July 31, 2014, respectively (April 30, 2014 – $74 billion and $120 billion or 10% and 17% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the following Funding section.

As at July 31, 2014, we held earmarked contingency liquidity assets of $12 billion, of which $7 billion was in U.S. currency and $5 billion was in Canadian currency (April 30, 2014 – $12 billion of which $7 billion was in U.S. currency and $5 billion was in Canadian currency). During the quarter ended July 31, 2014, we held on average $12 billion, of which $7 billion was in U.S. currency and $5 billion was in Canadian currency (April 30, 2014 – $12 billion of which $7 billion was in U.S. currency and $5 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$3 billion as at July 31, 2014 to mitigate the volatility of our net pledging requirements for derivatives trading (April 30, 2014 – US$4 billion). This buffer averaged US$3 billion during the quarter ended July 31, 2014 (April 30, 2014 – US$4 billion).

As recommended by the EDTF, the following tables provide summaries of our liquidity reserve and asset encumbrance. Unencumbered assets represent, for the most part, a ready source of funding that can be accessed quickly, when required. In the Liquidity reserve table, available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions and constitute the preferred source for quickly accessing liquidity. The other component of our liquidity reserve consists primarily of uncommitted and undrawn central bank credit facilities that could be accessed under exceptional circumstances provided certain pre-conditions could be met

38        Royal Bank of Canada        Third Quarter 2014

and where advances could be supported by eligible assets (e.g. certain unencumbered loans) not included in the liquid assets category. The Asset encumbrance table provides a comprehensive view of the assets available to the Bank, not just the liquidity reserve, and identifies assets already pledged as well as those available for use as collateral (including unencumbered assets from the Liquidity reserve table) for secured funding purposes. Less liquid assets such as mortgages and credit card receivables can in part be monetised although requiring more lead times relative to liquid assets. As at July 31, 2014, our assets available as collateral comprised 65% of our total liquid assets. For the purpose of constructing the following tables, encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources.

Liquidity reserve (1)

	As at July 31, 2014
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$14,262	$–	$14,262	$1,007	$13,255
Deposits in other banks available overnight	2,668	–	2,668	253	2,415
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	219,436	16,793	236,229	110,964	125,265
Other (2)	102,697	24,292	126,989	61,084	65,905

Liquidity assets eligible at central banks (not included above) (4)	61	–	61	–	61
Undrawn credit lines granted by central banks (5)	7,386	–	7,386	–	7,386
Other assets eligible as collateral for discount (6)	125,537	–	125,537	–	125,537
Other liquid assets (7)	11,506	–	11,506	11,506	–
Total liquid assets	$483,553	$41,085	$524,638	$184,814	$339,824

	As at April 30, 2014
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$12,290	$–	$12,290	$1,057	$11,233
Deposits in other banks available overnight	2,957	–	2,957	240	2,717
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3), (8)	212,730	17,041	229,771	106,459	123,312
Other (2)	94,375	24,017	118,392	58,229	60,163

Liquidity assets eligible at central banks (not included above) (4)	61	–	61	–	61
Undrawn credit lines granted by central banks (5)	7,907	–	7,907	–	7,907
Other assets eligible as collateral for discount (6)	123,083	–	123,083	–	123,083
Other liquid assets (7)	10,438	–	10,438	10,438	–
Total liquid assets	$463,841	$41,058	$504,899	$176,423	$328,476

	As at
(Millions of Canadian dollars)	July 31 2014	April 30 2014
Royal Bank of Canada (8)	$216,910	$212,778
Foreign branches	47,224	41,775
Subsidiaries	75,690	73,923
Total unencumbered liquid assets	$339,824	$328,476

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	The Bank-owned liquid assets amount includes securities owned outright by the bank or acquired via on-balance sheet securities finance transactions.
(3)	Includes liquid securities issued by provincial governments and U.S. government sponsored entities working under U.S. Federal government’s conservatorship (e.g. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(4)	Includes Auction Rate Securities.
(5)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(6)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(7)	Represents pledges related to over-the-counter (OTC) and exchange traded derivative transactions.
(8)	Amounts have been revised from those previously presented.

Royal Bank of Canada        Third Quarter 2014        39

Asset encumbrance (1)

	As at
	July 31 2014					April 30 2014
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)
Cash and due from banks	$166	$1,007	$14,846	$278	$16,297	$152	$1,057	$14,376	$294	$15,879
Interest-bearing deposits with banks	87	–	5,296	–	5,383	88	–	5,122	–	5,210
Securities
Trading (6)	64,996	–	86,872	888	152,756	61,050	–	86,266	1,082	148,398
Available-for-sale (6)	4,221	48	36,020	6,069	46,358	4,006	45	36,114	2,918	43,083
Assets purchased under reverse repurchase agreements and securities borrowed	116,238	–	66,436	–	182,674	112,895	–	68,932	72	181,899
Loans
Retail
Mortgage securities (6)	38,251	–	29,017	–	67,268	38,143	–	28,455	–	66,598
Mortgage loans (6)	23,766	–	–	124,489	148,255	22,608	–	–	122,049	144,657
Non-mortgage loans	8,930	–	96,040	9,338	114,308	9,061	–	95,180	8,646	112,887
Wholesale	–	–	36,884	65,632	102,516	–	–	35,811	63,366	99,177
Allowance for loan losses	–	–	–	(1,926)	(1,926)	–	–	–	(1,883)	(1,883)
Segregated fund net assets	–	–	–	645	645	–	–	–	593	593
Other – Derivatives	–	–	–	72,823	72,823	–	–	–	72,633	72,633
– Others (7)	11,506	–	–	42,476	53,982	10,438	–	–	44,242	54,680
Total assets	$268,161	$1,055	$371,411	$320,712	$961,339	$258,441	$1,102	$370,256	$314,012	$943,811

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(3)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously disrupted, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate market liquidity dislocations.
(4)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or other for other lending programs.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(6)	Comparative amounts have been revised from those previously presented.
(7)	The Pledged as collateral amounts relate to OTC and exchange traded derivative transactions.

Other sources of liquidity that could be available to mitigate stressed conditions include: (i) our unused wholesale funding capacity, which is regularly assessed using an established methodology that is periodically reviewed and, as necessary, revised, and (ii) central bank standby lending facilities if, in extraordinary circumstances, market sources were disrupted and temporarily not sufficiently liquid to allow us to monetize our unencumbered liquid assets (as opposed to loans as described above) to meet our normal daily requirements (e.g., Bank of Canada, Federal Reserve Bank, Bank of England, Bank of France and the Central Bank of Luxembourg).

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit profile

Core deposits currently represent 69% of our total deposits (April 30, 2014 – 70%). Core deposits consist of our own statistically derived liquidity adjusted estimates of the highly stable portions of our relationship-based balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year. During the quarter, core deposit levels were essentially unchanged as growth in relationship-based deposits was offset by a decrease in the proportion of wholesale funds maturing beyond one year. For further details on the gross dollar amounts of our relationship-based deposits and our wholesale funds maturing beyond one year, refer to the Risk profile section and the following Composition of wholesale funding table, respectively.

40        Royal Bank of Canada        Third Quarter 2014

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered – US$25 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bonds – US$12 billion	• Covered Bond Program – Euro 23 billion

• Japanese Issuance Programs – JPY 1 trillion

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and untapped investor segments against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Mortgage-backed securities and Canada Mortgage Bonds

Royal Bank of Canada        Third Quarter 2014        41

The following table provides our composition of wholesale funding and represents our enhanced disclosure in response to EDTF recommendations.

Composition of wholesale funding (1)

	As at July 31, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,957	$182	$249	$23	$3,411	$–	$–	$3,411
Certificates of deposit and commercial paper	1,384	5,373	4,464	15,429	26,650	4,565	326	31,541
Asset-backed commercial paper (3)	327	933	2,129	2,692	6,081	–	–	6,081
Senior unsecured medium-term notes (4)	28	3,860	5,011	5,909	14,808	13,841	39,770	68,419
Senior unsecured structured notes (5)	94	214	915	872	2,095	1,635	3,981	7,711
Mortgage securitization	–	1,153	351	1,386	2,890	4,414	16,499	23,803
Covered bonds/asset-backed securities (6)	14	27	791	4,322	5,154	5,866	19,429	30,449
Subordinated liabilities	–	–	200	1,500	1,700	1,500	3,630	6,830
Other (7)	4,647	398	47	507	5,599	–	3,520	9,119
Total	$9,451	$12,140	$14,157	$32,640	$68,388	$31,821	$87,155	$187,364
Of which:
– Secured	$4,532	$2,114	$3,271	$8,400	$18,316	$10,279	$35,927	$64,522
– Unsecured	$4,919	$10,026	$10,886	$24,240	$50,072	$21,542	$51,228	$122,842

	As at April 30, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,232	$61	$122	$260	$4,675	$–	$–	$4,675
Certificates of deposit and commercial paper	221	5,394	6,217	14,027	25,859	4,131	626	30,616
Asset-backed commercial paper (3)	83	808	1,512	3,128	5,531	–	–	5,531
Senior unsecured medium-term notes (4)	42	819	3,904	8,292	13,057	11,915	41,085	66,057
Senior unsecured structured notes (5)	319	377	379	1,031	2,106	1,590	3,669	7,365
Mortgage securitization	9	832	1,154	2,672	4,667	2,032	17,367	24,066
Covered bonds/asset-backed securities (6), (8)	17	33	50	3,208	3,308	4,755	21,101	29,164
Subordinated liabilities	–	600	–	200	800	3,000	2,632	6,432
Other (7)	4,588	205	843	567	6,203	–	3,536	9,739
Total	$9,511	$9,129	$14,181	$33,385	$66,206	$27,423	$90,016	$183,645
Of which:
– Secured (8)	$4,598	$1,673	$2,716	$9,008	$17,995	$6,787	$38,468	$63,250
– Unsecured	$4,913	$7,456	$11,465	$24,377	$48,211	$20,636	$51,548	$120,395

(1)	Excludes bankers’ acceptances.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgages.
(7)	Includes tender option bonds (secured) of $4,191 million (April 30, 2014 – $4,489 million), bearer deposit notes (unsecured) of $1,408 million (April 30, 2014 – $1,714 million) and other long-term structured deposits (unsecured) of $3,520 million (April 30, 2014 – $3,536 million).
(8)	Amounts have been revised from those previously presented.

42        Royal Bank of Canada        Third Quarter 2014

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (i.e. amortized cost or fair value) at the balance sheet date and have been enhanced in response to EDTF recommendations. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

	As at July 31, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$18,593	$278	$9	$–	$–	$–	$–	$–	$2,800	$21,680
Securities
Trading (1)	96,168	26	20	63	70	253	592	5,085	50,479	152,756
Available-for-sale	3,199	7,240	1,395	1,069	496	3,093	16,271	11,742	1,853	46,358
Assets purchased under reverse repurchase agreements and securities borrowed	58,868	23,099	23,664	11,657	8,041	981	–	–	8,895	135,205
Loans (net of allowance for loan losses)	18,339	10,512	8,445	11,760	14,184	70,345	178,205	30,840	87,791	430,421
Other
Customers’ liability under acceptances	5,118	1,906	437	428	2,548	–	6	–	–	10,443
Derivatives	2,258	2,765	4,696	2,271	1,842	7,064	17,988	33,934	5	72,823
Other financial assets	17,302	455	639	304	92	194	298	796	1,048	21,128
Total financial assets	$219,845	$46,281	$39,305	$27,552	$27,273	$81,930	$213,360	$82,397	$152,871	$890,814
Other non-financial assets	1,823	485	691	152	385	616	1,484	2,251	15,169	23,056
Total assets	$221,668	$46,766	$39,996	$27,704	$27,658	$82,546	$214,844	$84,648	$168,040	$913,870
Liabilities and equity
Deposits (2)
Unsecured borrowing	$32,069	$18,836	$20,233	$21,525	$13,773	$56,125	$53,060	$15,570	$297,349	$528,540
Secured borrowing	41	1,865	798	1,129	3,143	9,164	20,560	9,233	–	45,933
Covered bonds	–	–	748	2,514	–	3,542	13,058	3,714	–	23,576
Other
Acceptances	5,118	1,906	437	428	2,548	–	6	–	–	10,443
Obligations related to securities sold short	52,054	–	–	–	–	–	–	–	–	52,054
Obligations related to assets sold under repurchase agreements and securities loaned	58,873	1,213	748	240	984	1,000	–	–	2,365	65,423
Derivatives	2,334	3,366	5,219	2,584	2,290	8,149	18,546	32,607	1	75,096
Other financial liabilities	22,496	987	530	321	184	280	316	4,455	191	29,760
Subordinated debentures	–	–	202	–	–	–	–	6,608	–	6,810
Total financial liabilities	$172,985	$28,173	$28,915	$28,741	$22,922	$78,260	$105,546	$72,187	$299,906	$837,635
Other non-financial liabilities	1,623	292	2,677	391	84	912	2,329	7,835	6,595	22,738
Equity	–	–	–	–	–	–	–	–	53,497	53,497
Total liabilities and equity	$174,608	$28,465	$31,592	$29,132	$23,006	$79,172	$107,875	$80,022	$359,998	$913,870
Off-balance sheet items
Financial guarantees	$232	$798	$2,694	$2,299	$2,865	$2,474	$5,233	$182	$57	$16,834
Lease commitments	58	114	166	163	161	623	1,224	1,201	–	3,710
Commitments to extend credit	2,499	5,163	4,594	4,370	6,794	13,990	87,597	2,708	3,482	131,197
Other commitments	203	608	487	646	2,553	300	940	238	55,787	61,762
Total off-balance sheet items	$2,992	$6,683	$7,941	$7,478	$12,373	$17,387	$94,994	$4,329	$59,326	$213,503

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Royal Bank of Canada        Third Quarter 2014        43

	As at April 30, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$18,127	$420	$40	$–	$–	$–	$–	$–	$2,502	$21,089
Securities
Trading (1)	93,380	11	28	25	63	200	629	4,805	49,257	148,398
Available-for-sale	4,410	4,145	2,010	693	1,108	2,842	14,526	11,487	1,862	43,083
Assets purchased under reverse repurchase agreements and securities borrowed	61,326	23,792	17,118	9,854	14,229	1,096	–	–	6,566	133,981
Loans (net of allowance for loan losses)	16,428	14,459	8,703	10,190	10,709	58,967	184,934	30,541	86,505	421,436
Other
Customers’ liability under acceptances	6,109	1,487	615	423	2,271	–	6	–	–	10,911
Derivatives	2,095	3,169	2,517	4,178	2,110	7,236	18,370	32,957	1	72,633
Other financial assets	16,776	1,008	516	458	184	175	347	1,082	837	21,383
Total financial assets	$218,651	$48,491	$31,547	$25,821	$30,674	$70,516	$218,812	$80,872	$147,530	$872,914
Other non-financial assets (2)	1,594	455	434	611	454	622	1,319	2,196	15,297	22,982
Total assets	$220,245	$48,946	$31,981	$26,432	$31,128	$71,138	$220,131	$83,068	$162,827	$895,896
Liabilities and equity
Deposits (3)
Unsecured borrowing	$29,812	$15,181	$20,242	$17,899	$21,066	$53,980	$52,011	$15,729	$292,602	$518,522
Secured borrowing	48	1,968	1,914	802	1,300	8,965	22,222	8,933	–	46,152
Covered bonds	–	–	–	748	2,535	1,643	13,719	3,803	–	22,448
Other
Acceptances	6,109	1,487	615	423	2,271	–	6	–	–	10,911
Obligations related to securities sold short	50,423	–	–	–	–	–	–	–	–	50,423
Obligations related to assets sold under repurchase agreements and securities loaned	57,705	1,628	528	363	249	1,000	–	–	2,317	63,790
Derivatives	1,942	3,080	3,141	4,546	2,329	8,544	18,500	31,116	8	73,206
Other financial liabilities	22,979	1,569	532	318	380	346	529	4,395	168	31,216
Subordinated debentures	–	–	–	190	–	–	–	6,296	–	6,486
Total financial liabilities	$169,018	$24,913	$26,972	$25,289	$30,130	$74,478	$106,987	$70,272	$295,095	$823,154
Other non-financial liabilities	1,327	310	336	1,281	777	782	2,211	7,488	6,254	20,766
Equity (2)	–	–	–	–	–	–	–	–	51,976	51,976
Total liabilities and equity	$170,345	$25,223	$27,308	$26,570	$30,907	$75,260	$109,198	$77,760	$353,325	$895,896
Off-balance sheet items
Financial guarantees	$439	$1,070	$1,790	$2,828	$3,179	$2,142	$4,806	$136	$58	$16,448
Lease commitments	57	113	167	162	159	621	1,266	1,267	–	3,812
Commitments to extend credit	3,239	4,467	8,752	5,293	5,482	23,595	100,979	9,957	1,829	163,593
Other commitments	169	471	730	602	2,362	342	906	130	58,542	64,254
Total off-balance sheet items	$3,904	$6,121	$11,439	$8,885	$11,182	$26,700	$107,957	$11,490	$60,429	$248,107

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.

(2)	Amounts have been revised from those previously presented.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and are based on their methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On January 24, 2014, Fitch Ratings affirmed our ratings with a stable outlook along with the other six largest Canadian banks.

On June 11, 2014, Moody’s affirmed our long-term ratings and revised our outlook to negative from stable along with the other six largest Canadian banks. The outlook revisions are linked to Moody’s view that risks for the Canadian banks’ senior debt holders and uninsured depositors have shifted to the downside as a result of previously announced plans by the Canadian government to implement a bail-in regime for domestic systematically important banks and the accelerating global trends towards reducing the public cost of future bank resolutions through such burden-sharing.

On August 8, 2014, Standard & Poor’s affirmed our ratings and revised our outlook to negative from stable along with the other five largest Canadian banks. Similar to Moody’s recent action noted above, the outlook revision reflects the possible impact of a bail-in policy proposal from the Canadian federal government, which was released on August 1, 2014.

For further details on the proposed bail-in regime, refer to the Economic, market and regulatory review and outlook – Regulatory environment section.

44        Royal Bank of Canada        Third Quarter 2014

The following table presents our major credit ratings(1) and outlooks as at August 21, 2014:

As at August 21, 2014 (2)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	negative (3)
Standard & Poor’s	A-1+	AA-	negative (4)
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	On August 19, 2014, Kroll Bond Rating Agency affirmed our senior long-term and short-term debt and deposit ratings of AA and K1+, respectively, with a stable outlook. These ratings were unsolicited and we did not participate in the rating process.
(3)	On June 11, 2014, Moody’s revised our outlook to negative from stable for our supported senior debt and uninsured deposit ratings.
(4)	On August 8, 2014, Standard & Poor revised our outlook to negative from stable reflecting the possible impact of a bail-in policy proposal from the Canadian federal government.

Additional contractual obligations for rating downgrades

A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact. The amounts reported change periodically as a result of several factors including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	July 31 2014			April 30 2014
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$518	$128	691	$510	$124	$760
Other contractual funding or margin requirements (1)	385	77	19	402	113	36

(1)	Includes GICs issued by our municipal markets business out of New York and London.

Capital management

There have been no material changes to our Capital Management Framework from that described in our 2013 Annual Report. We continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements.

Effective January 1, 2014, the CVA capital charge will be phased in over a five year period beginning 2014 and ending December 31st, 2018 to ensure an implementation similar to that in other countries. In accordance with the guidance, there are two possible options to phase in the CVA capital charge. Under the option selected by RBC, Option 1, CVA increased RWA for purposes of calculating CET1, Tier 1 and Total Capital ratios, and will be phased-in using a 57%, 65% and 77% phase-in multiple respectively for 2014, and will vary by year up to 100% by the end of 2018.

In January 2014, the BCBS released its final paper on “Basel III leverage ratio framework and disclosure requirements”, which requires banks to disclose the leverage ratio and its components, effective the first fiscal quarter of 2015. The leverage ratio is defined as the capital measure divided by the exposure measure. The capital measure is currently defined as Tier 1 capital and the exposure measure is the sum of (a) on-balance sheet exposures; (b) derivative exposures; (c) securities financing transaction (SFT) exposures and (d) off-balance sheet items. The minimum leverage ratio is 3%. On July 30, 2014, OSFI commenced consultations on a domestic leverage requirement, which includes plans to replace the existing OSFI assets-to-capital multiple (ACM) with the Basel global leverage ratio beginning in Q1 2015. For further details, refer to the Capital management section of our 2013 Annual Report.

The following table provides a summary of OSFI regulatory target ratios under Basel III. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Basel III Capital Ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital ratios as at July 31, 2014	Meet or exceed OSFI regulatory target ratios	OSFI regulatory target requirements as of (1)
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1 (%)	>4.5%	2.5%	>7.0%	1.0%	>8.0%	9.5%	✓	2013/2016
Tier 1 capital (%)	>6.0%	2.5%	>8.5%	1.0%	>9.5%	11.2%	✓	2014/2016
Total capital (%)	>8.0%	2.5%	>10.5%	1.0%	>11.5%	13.0%	✓	2014/2016

(1)	The domestic systemically important banks (D-SIBs) surcharge will be applicable to risk weighted capital commencing January 1, 2016.

Royal Bank of Canada        Third Quarter 2014        45

Regulatory capital, RWA and capital ratios

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	July 31 2014	April 30 2014	October 31 2013	July 31 2013
Capital (1)
CET 1 capital	$34,967	$33,756	$30,541	$29,048
Tier 1 capital	41,408	39,725	37,196	35,702
Total capital	48,188	46,237	44,716	43,180
RWA used in calculation of capital ratios (1), (2)
CET1 capital RWA	368,320	349,094	318,981	314,804
Tier 1 capital RWA	369,772	349,094	318,981	314,804
Total capital RWA	371,949	349,094	318,981	314,804

Total capital RWA consisting of: (1)
Credit risk	$281,684	$258,275	$232,641	$233,527
Market risk	44,042	46,104	42,184	37,933
Operational risk	46,223	44,715	44,156	43,344
Total capital RWA	$371,949	$349,094	$318,981	$314,804
Capital ratios and multiples (1), (3)
CET1 ratio	9.5%	9.7%	9.6%	9.2%
Tier 1 capital ratio	11.2%	11.4%	11.7%	11.3%
Total capital ratio	13.0%	13.2%	14.0%	13.7%
Assets-to-capital multiple (4)	17.3X	17.5X	16.6X	16.8X
Gross-adjusted assets (GAA) (billions) (4)	$867.9	$849.8	$807.0	$792.0

(1)	Capital, RWA and capital ratios and multiples are calculated using OSFI CAR based on the Basel III framework.
(2)	Effective this quarter, the CVA to our risk-weighted asset calculation implemented in the first quarter, must reflect different percentages for each tier of capital. This change reflects a phase-in of CVA ending in the fourth quarter of 2018. During this phase-in period, RWA for CET1, Tier 1 capital and Total capital ratios will be subject to different annual CVA percentages.
(3)	To enhance comparability among other global financial institutions, the following are our transitional capital ratios. The transitional CET1, Tier 1 and Total capital ratios as at July 31, 2014 were 11.6%, 11.6% and 13.3%, respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
(4)	Assets-to-capital multiple and GAA are also calculated on a transitional basis.

Q3 2014 vs. Q2 2014

(1)	Represents rounded figures.
(2)	Internal capital generation of $1.3 billion represents Net income available to shareholders less common and preferred shares dividends.

Our Basel III CET 1 ratio was 9.5% as at July 31, 2014, down 20 bps from the previous quarter, mainly driven by higher RWA, which included both an update to corporate and business lending risk parameters and business growth, partially offset by internal capital generation.

CET1 capital RWA increased $19 billion, mainly reflecting an update to our corporate and business lending risk parameters and business growth in the loan book. Our risk parameters are independently validated and updated on a regular basis. For further details, refer to the Credit risk section of our 2013 Annual Report.

Our Basel III Tier 1 capital ratio was down 20 bps, mainly due to higher RWA, partially offset by internal capital generation and the issuance of $500 million of preferred shares.

Our Total capital ratio was down 20 bps, mainly due to higher RWA, partially offset by internal capital generation and the issuance of $500 million of preferred shares and $1 billion of subordinated debentures, partially offset by $600 million redemption of subordinated debentures.

As at July 31, 2014, our ACM (on a transitional basis) was 17.3X as compared to ACM as at April 30, 2014 of 17.5X. The decrease was mainly driven by internal capital generation, the issuance of preferred shares and a $400 million net increase in subordinated debentures, partially offset by higher GAA mainly due to balance sheet growth.

Q3 2014 vs. Q4 2013

Our Basel III CET 1 ratio was 9.5% as at July 31, 2014, down 10 bps from October 31, 2013, mainly due to higher RWA, reflecting business growth, an update to our retail and corporate and business risk lending parameters, CVA capital charge implementation, the impact of foreign exchange translation, and the impact from the adoption of the amendments to IAS 19 Employee Benefits, partially offset by internal capital generation and insurance capital repatriation.

46        Royal Bank of Canada        Third Quarter 2014

CET1 capital RWA increased $49 billion, mainly reflecting an update to our retail and corporate and business lending risk parameters, the CVA capital charge implementation, the impact of foreign exchange translation and business growth.

Our Basel III Tier 1 capital ratio decreased 50 bps, mainly due to the factors noted above in respect of CET1 ratio. Tier 1 ratio was further negatively impacted by the redemption of $850 million of preferred shares and $900 million of Trust Capital Securities (TruCS), partially offset by the issuance of $1 billion of preferred shares and a decrease in the phase-out of non-qualifying capital.

Our Basel III Total capital ratio decreased 100 bps, driven by the factors noted above in respect of Tier 1 ratio along with the redemption of $1.6 billion of subordinated debentures, partially offset by $1 billion issuance of subordinated debentures.

As at July 31, 2014, our ACM (on a transitional basis) was 17.3X as compared to ACM as at October 31, 2013 of 16.6X. The increase was mainly due to higher GAA due to business growth, a net decrease in Additional Tier 1 instruments and subordinated debentures, phase-in of capital deductions, impact from the adoption of the amendments to IAS 19 Employee Benefits and the impact of foreign exchange translation, partially offset by internal capital generation, insurance capital repatriation, and a decrease in the phase-out of non-qualifying capital.

Selected capital management activity

The following table provides our selected capital management activity for the three months and nine months ended July 31, 2014.

	For the three months ended July 31, 2014		For the nine months ended July 31, 2014
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1
Common shares issued
Stock options exercised (1)	352	$19	2,026	$114
Purchased for cancellation	(165)	(2)	(1,546)	(16)
Issuance of preferred shares Series AK (2)	–	–	2,421	61
Issuance of preferred shares Series AZ (2), (3), (4)	–	–	20,000	500
Issuance of preferred shares Series BB (2), (3), (4)	20,000	500	20,000	500
Redemption of preferred shares Series AN	–	–	(9,000)	(225)
Redemption of preferred shares Series AP	–	–	(11,000)	(275)
Redemption of preferred shares Series AR	–	–	(14,000)	(350)
Tier 2
Issuance of July 17, 2024 subordinated debentures (2), (4)		1,000		1,000
Redemption of June 18, 2103 subordinated debentures (2)		(600)		(600)
Redemption of November 4, 2018 subordinated debentures (2)		–		(1,000)
Redemption of TruCS 2013 (2)		–		(900)

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Based on gross amounts.
(4)	Non-viability contingent capital (NVCC) capital instruments.

Selected share data (1)

	As at July 31, 2014
(Millions of Canadian dollars, except the number of shares and dividends per share)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,441,536	$14,475	$0.71
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	13,579	339	0.22
Non-cumulative Series AK (3)	2,421	61	0.18
Non-cumulative Series AL (3)	12,000	300	0.27
Non-cumulative Series AT (3)	11,000	275	0.39
Non-cumulative Series AV (3)	16,000	400	0.39
Non-cumulative Series AX (3)	13,000	325	0.38
Non-cumulative Series AZ (3), (4)	20,000	500	0.25
Non-cumulative Series BB (3), (4)	20,000	500	0.22
Treasury shares – preferred	(57)	(1)
Treasury shares – common	118	10
Stock options
Outstanding	9,276
Exercisable	5,684
Dividends
Common		1,025
Preferred		55

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	NVCC capital instruments.

Royal Bank of Canada        Third Quarter 2014        47

On November 1, 2013, we renewed our normal course issuer bid (NCIB) which permits us to purchase up to 30 million of our common shares. The NCIB expires on October 31, 2014. For the three months ended July 31, 2014, we repurchased 165 thousand of our common shares under the NCIB. The total cost of the shares repurchased was $13 million, comprised of a book value of $2 million, with an additional $11 million premium paid on repurchase. For the nine months ended July 31, 2014, the total number of common shares repurchased was 1.5 million. The total cost of the shares repurchased was $113 million, comprised of a book value of $16 million, with an additional $97 million premium paid on repurchase.

On June 3, 2014, we issued 20 million Non-cumulative 5-Year Rate Reset First Preferred Shares Series BB for gross proceeds of $500 million. Net proceeds will be used for general business purposes.

On June 18, 2014, we redeemed all $600 million outstanding 5.95% subordinated debentures due on June 18, 2103 for 100% of their principal amount plus accrued interest.

On July 17, 2014, we issued $1 billion of Basel III compliant subordinated debentures through our Canadian Medium Term Note Program. Net proceeds will be used for general business purposes.

On July 18, 2014, we announced our intention to redeem all outstanding Non-cumulative 5-Year Rate Reset First Preferred Shares Series AT and AV on August 24, 2014. The redemption will be financed out of general corporate funds.

As at August 18, 2014, the number of outstanding common shares and stock options was 1,441,540,122 and 9,272,134, respectively, and the number of outstanding preferred shares was 190,000,000. As at August 18, 2014, the number of Treasury shares – preferred and Treasury shares – common was 205,686 and 86,183, respectively.

Non-viability contingent capital (NVCC) provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments preferred shares Series AZ, preferred shares Series BB and subordinated debentures due on July 17, 2024 would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 507 million RBC common shares, on aggregate, which would represent a dilution impact of 26% based on the number of RBC common shares outstanding as at July 31, 2014.

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. Capital attribution to each business segment might vary due to the evolving changes in regulatory requirements such as the implementation of the CVA capital charge effective January 1, 2014, and the D-SIBs surcharge implementation commencing January 1, 2016.

The following table provides a summary of the components of our attributed capital:

	For the three months ended
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013
Credit risk	$13,900	$13,050	$11,700
Market risk (trading and non-trading)	4,000	3,600	3,150
Operational risk	4,550	4,300	3,950
Business and fixed asset risk	2,850	2,750	2,500
Insurance risk	500	550	450
Goodwill and other intangibles	11,300	11,350	10,950
Regulatory capital allocation	4,050	4,400	4,500
Attributed capital	$41,150	$40,000	$37,200
Under attribution of capital	5,250	5,550	3,800
Average common equity	$46,400	$45,550	$41,000

Q3 2014 vs. Q3 2013

Attributed capital increased $4 billion largely due to an increase in Credit risk reflecting the impact of foreign exchange translation and business growth. Market risk increased mainly due to an increase in non-trading interest rate risk and the introduction of structural foreign exchange risks in Q1 2014 along with higher incremental risk charge, partially offset by lower CVA VaR usage. Operational and business risks increased due to higher gross revenue. Goodwill and other intangibles risk increase mainly reflects the impact of foreign exchange translation.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks. Unattributed capital increased from the prior year as we retained additional capital in anticipation of the additional capital requirements by OSFI for D-SIBs.

Q3 2014 vs. Q2 2014

Attributed capital increased $1.1 billion primarily driven by growth in Credit risk reflecting business growth and Market risk reflecting higher non-trading interest rate risk and higher incremental risk charge usage, partially offset by lower structural foreign exchange risk and lower CVA VaR usage. Operational and Business risks increased due to higher gross revenue.

48        Royal Bank of Canada        Third Quarter 2014

Additional financial information

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A through residential mortgage-backed securities (RMBS), collateralized debt obligations (CDOs) and mortgages

	As at
	July 31, 2014				July 31, 2013
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities	$212	$193	$–	$405	$123	$252	$15	$390
Fair value of securities by rating
AAA	$2	$–	$–		$8	$–	$–
AA	27	4	–		29	3	–
A	66	3	–		–	65	–
BBB	24	4	–		24	–	–
Below BBB-	93	182	–		62	184	15
Total	$212	$193	$–	$405	$123	$252	$15	$390
Fair value of securities by vintage
2003 (or before)	$–	$23	$–		$1	$50	$–
2004	7	38	–		4	66	–
2005	80	82	–		84	83	15
2006	103	42	–		28	40	–
2007 and greater	22	8	–		6	13	–
Total	$212	$193	$–	$405	$123	$252	$15	$390
Amortized cost of subprime/Alt-A mortgages (whole loans)	$9	$37	$–	$46	$7	$27	$–	$34
Total subprime and Alt-A exposures	$221	$230	$–	$451	$130	$279	$15	$424

Sensitivities of fair value of securities to changes in assumptions:
100bps increase in credit spread	$(7)	$(9)
100bps increase in interest rates	(2)	(19)
20% increase in default rates	(5)	(2)
25% decrease in prepayment rates	(3)	5

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $451 million represented less than 0.1% of our total assets as at July 31, 2014, compared to $424 million or 0.1% in the prior year. The increase of $27 million was primarily due to the impact of foreign exchange translation.

Q3 2014 vs. Q3 2013

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at July 31, 2014, our U.S. subprime RMBS exposure of $212 million increased $89 million or 72% from the prior year. Of this exposure, $95 million or 45% of our related holdings were rated A and above, an increase of $58 million from the prior year due to the purchase of certain securities.

As at July 31, 2014, U.S. subprime RMBS holdings rated AAA comprised 1% of our total U.S. subprime RMBS holdings compared with 7% in the prior year due to the sale of securities. As at July 31, 2014, our exposure to U.S. subprime loans of $9 million was relatively unchanged with the prior year.

Of our total portfolio of RMBS, holdings with a fair value of $193 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures, decreased $59 million from the prior year due to the sale of certain securities. Approximately 26% of these RMBS were issued during 2006 and onwards, compared to 21% in the prior year. As at July 31, 2014, our exposure to U.S. Alt-A loans of $37 million increased $10 million from the prior year.

We currently do not hold CDOs that may be exposed to U.S. subprime or Alt-A risk. As at July 31, 2014, our U.S. subprime CDOs exposure decreased $15 million from the prior year due to the sale of these securities. As at July 31, 2014, the fair value of our corporate CDOs, which were predominately comprised of $0.9 billion of corporate collateralized loan obligations decreased $0.7 billion from the prior year mainly due to the redemption of certain securities.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at July 31, 2014, refer to the Off-balance sheet arrangements section.

Royal Bank of Canada        Third Quarter 2014        49

Leveraged finance

Leveraged lending involves the provision of debt financing to borrowers where proceeds are generally used to finance equity buyouts, mergers and acquisitions, business recapitalizations, and bridge facilities and meet certain leverage criteria. As at July 31, 2014, our total commitments, including funded and unfunded amounts, were $14.8 billion (April 30, 2014 – $15.8 billion).

Commercial mortgage-backed securities

The fair value of our total direct holdings of commercial mortgage-backed securities was $106 million as at July 31, 2014.

Assets and liabilities measured at fair value

Our financial instruments at fair value are classified as Level 1, 2, or 3, in accordance with the fair value hierarchy set out in IFRS 13 Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our Condensed Financial Statements.

The following tables presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2, or 3 as at July 31, 2014.

	As at July 31, 2014
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities as at FVTPL	$152,756	43%	57%	0%	100%
Securities classified as AFS	45,664	16%	73%	11%	100%
Loans – Wholesale	3,653	0%	87%	13%	100%
Derivatives	113,542	2%	97%	1%	100%
Other assets	905	63%	37%	0%	100%
Financial liabilities
Deposits	$78,517	0%	99%	1%	100%
Derivatives	116,136	2%	96%	2%	100%

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with IAS 34 Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our 2013 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosure

We have adopted several new and amended IFRS standards effective November 1, 2013. These new and amended standards include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, IFRS 13 Fair Value Measurement, IAS 19 Employee Benefits, IFRS 7 Disclosure – Offsetting Financial Assets and Financial Liabilities, and the own credit provisions of IFRS 9 Financial Instruments. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Controls and procedures

Disclosure controls and procedures

As of July 31, 2014, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of July 31, 2014.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed significantly from October 31, 2013. For further information, refer to Note 28 of our 2013 Annual Consolidated Financial Statements.

50        Royal Bank of Canada        Third Quarter 2014

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2013 Annual Report, Q3 2014 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	50	98	1
	2	Define risk terminology and measures	–	46-49 183-185	–
	3	Top and emerging risks	–	44-45	–
	4	New regulatory ratios	36-37,44	65,77	–
Risk governance, risk management and business model	5	Risk management organization	–	46-49	–
	6	Risk culture	–	46	–
	7	Risk in the context of our business activities	–	49	–
	8	Stress testing	–	48,60	–
Capital adequacy and risk-weighted assets	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	44	77	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	–	22-27
	11	Flow statement of the movements in regulatory capital	–	–	28
	12	Capital strategic planning	–	76	–
	13	Risk-weighted assets (RWA) by business segments	–	–	31
	14	Analysis of capital requirement, and related measurement model information	–	50-52	29-30
	15	RWA credit risk and related risk measurements	–	–	42-44
	16	Movement of risk-weighted assets by risk type	–	–	31
	17	Basel back-testing	–	51	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	37-38	66-67	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	39,44	66-67 73	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	42-43	70-71	–
	21	Sources of funding and funding strategy	39-41	68-69	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	35-36	64	–
	23	Decomposition of market risk factors	33-34	60-61,63	–
	24	Market risk validation and back-testing	–	60	–
	25	Primary risk management techniques beyond reported risk measures and parameters	–	60-61	–
Credit risk	26	Bank’s credit risk profile Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	26-32 78-80	50-59 132-134 93-97	32-44
	27	Policies for identifying impaired loans	32	86-87 114-115	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	–	34,38
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	–	–	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk	–	52	41
Other	31	Other risk types	–	73-76	–
	32	Publicly known risk events	–	76 170	–

Royal Bank of Canada        Third Quarter 2014        51

Interim Condensed Consolidated Balance Sheets (unaudited)

(Millions of Canadian dollars except share amounts)	July 31 2014	April 30 2014	October 31 2013	July 31 2013
Assets
Cash and due from banks	$16,297	$15,879	$15,550	$13,928
Interest-bearing deposits with banks	5,383	5,210	9,039	7,348
Securities (Note 4)
Trading	152,756	148,398	144,023	137,556
Available-for-sale	46,358	43,083	38,687	36,809
	199,114	191,481	182,710	174,365
Assets purchased under reverse repurchase agreements and securities borrowed	135,205	133,981	117,517	120,184
Loans (Note 5)
Retail	329,831	324,142	320,627	317,269
Wholesale	102,516	99,177	90,182	87,057
	432,347	423,319	410,809	404,326
Allowance for loan losses (Note 5)	(1,926)	(1,883)	(1,959)	(1,921)
	430,421	421,436	408,850	402,405
Segregated fund net assets	645	593	513	463
Other
Customers’ liability under acceptances	10,443	10,911	9,953	10,211
Derivatives (Note 6)	72,823	72,633	74,822	77,846
Premises and equipment	2,603	2,603	2,636	2,657
Goodwill	8,568	8,566	8,332	8,204
Other intangibles	2,782	2,802	2,777	2,729
Investments in joint ventures and associates	306	273	247	287
Employee benefit assets	179	299	161	173
Other assets	29,101	29,229	26,638	29,273
	126,805	127,316	125,566	131,380
Total assets	$913,870	$895,896	$859,745	$850,073
Liabilities and equity
Deposits (Note 8)
Personal	$204,427	$202,670	$194,943	$191,383
Business and government	373,993	365,369	350,864	340,840
Bank	19,629	19,083	13,543	14,855
	598,049	587,122	559,350	547,078
Segregated fund liabilities	645	593	513	463
Other
Acceptances	10,443	10,911	9,953	10,211
Obligations related to securities sold short	52,054	50,423	47,128	46,473
Obligations related to assets sold under repurchase agreements and securities loaned	65,423	63,790	60,416	65,550
Derivatives (Note 6)	75,096	73,206	76,745	80,378
Insurance claims and policy benefit liabilities	8,473	8,163	8,034	7,815
Employee benefit liabilities	2,205	2,034	2,027	1,940
Other liabilities	41,175	41,192	38,676	34,588
	254,869	249,719	242,979	246,955
Subordinated debentures (Note 10)	6,810	6,486	7,443	7,392
Total liabilities	860,373	843,920	810,285	801,888
Equity attributable to shareholders
Preferred shares	4,750	4,250	4,600	4,600
Common shares (shares issued – 1,441,535,962, 1,441,348,556, 1,441,055,616 and 1,440,177,840)	14,475	14,458	14,377	14,333
Treasury shares – preferred (shares held – 57,070, (11,321), (46,641) and 17,021)	(1)	–	1	(1)
– common (shares held – (117,579), (1,097,349), (666,366) and 107,308)	10	73	41	(10)
Retained earnings	30,526	29,489	27,438	26,468
Other components of equity	1,954	1,913	1,208	1,038
	51,714	50,183	47,665	46,428
Non-controlling interests	1,783	1,793	1,795	1,757
Total equity	53,497	51,976	49,460	48,185
Total liabilities and equity	$913,870	$895,896	$859,745	$850,073

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts have been restated. Refer to Note 2.

52        Royal Bank of Canada        Third Quarter 2014

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except per share amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Interest income
Loans	$4,318	$4,162	$4,134	$12,710	$12,181
Securities	1,097	1,006	949	3,060	2,797
Assets purchased under reverse repurchase agreements and securities borrowed	237	235	233	718	719
Deposits and other	21	17	33	55	60
	5,673	5,420	5,349	16,543	15,757
Interest expense
Deposits and other	1,493	1,459	1,414	4,410	4,249
Other liabilities	473	451	463	1,394	1,347
Subordinated debentures	60	61	80	183	263
	2,026	1,971	1,957	5,987	5,859
Net interest income	3,647	3,449	3,392	10,556	9,898
Non-interest income
Insurance premiums, investment and fee income	1,383	1,125	561	3,790	2,828
Trading revenue	285	300	100	895	607
Investment management and custodial fees	744	714	637	2,176	1,851
Mutual fund revenue	765	729	669	2,223	1,885
Securities brokerage commissions	340	351	346	1,032	1,003
Service charges	380	364	361	1,108	1,069
Underwriting and other advisory fees	552	428	305	1,381	1,175
Foreign exchange revenue, other than trading	215	237	200	620	561
Card service revenue	173	153	166	501	487
Credit fees	317	237	240	841	772
Net gain on available-for-sale securities (Note 4)	36	71	27	130	137
Share of profit in joint ventures and associates	39	34	35	111	107
Other	101	78	129	337	363
	5,330	4,821	3,776	15,145	12,845
Total revenue	8,977	8,270	7,168	25,701	22,743
Provision for credit losses (Note 5)	283	244	267	819	903
Insurance policyholder benefits, claims and acquisition expense	1,009	830	263	2,821	1,906
Non-interest expense
Human resources (Note 9)	2,866	2,734	2,497	8,450	7,718
Equipment	287	288	277	859	792
Occupancy	350	331	306	997	911
Communications	183	190	187	529	518
Professional fees	178	162	189	500	531
Outsourced item processing	59	69	61	188	190
Amortization of other intangibles	171	163	145	490	419
Impairment of other intangibles	2	–	–	2	–
Other	493	389	329	1,281	964
	4,589	4,326	3,991	13,296	12,043
Income before income taxes	3,096	2,870	2,647	8,765	7,891
Income taxes	718	669	362	2,094	1,650
Net income	$2,378	$2,201	$2,285	$6,671	$6,241
Net income attributable to:
Shareholders	$2,352	$2,175	$2,260	$6,594	$6,167
Non-controlling interests	26	26	25	77	74
	$2,378	$2,201	$2,285	$6,671	$6,241
Basic earnings per share (in dollars) (Note 11)	$1.59	$1.47	$1.52	$4.45	$4.14
Diluted earnings per share (in dollars) (Note 11)	1.59	1.47	1.51	4.43	4.10
Dividends per common share (in dollars)	0.71	0.71	0.63	2.09	1.86

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts have been restated. Refer to Note 2.

Royal Bank of Canada        Third Quarter 2014        53

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net income	$2,378	$2,201	$2,285	$6,671	$6,241
Other comprehensive (loss) income, net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	39	8	(172)	121	(68)
Reclassification of net gains on available-for-sale securities to income	(7)	(24)	(7)	(42)	(80)
	32	(16)	(179)	79	(148)
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(203)	(458)	553	1,819	670
Net foreign currency translation gains (losses) from hedging activities	166	232	(358)	(1,115)	(416)
Reclassification of losses on foreign currency translation to income	47	–	–	44	–
Reclassification of losses on net investment hedging activities to income	–	–	–	3	–
	10	(226)	195	751	254
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	2	40	178	(76)	129
Reclassification of gains on derivatives designated as cash flow hedges to income	(3)	(2)	(8)	(8)	(28)
	(1)	38	170	(84)	101
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 9)	(178)	17	551	(84)	394
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(28)	(82)	–	(110)	–
	(206)	(65)	551	(194)	394
Total other comprehensive (loss) income, net of taxes	(165)	(269)	737	552	601
Total comprehensive income	$2,213	$1,932	$3,022	$7,223	$6,842
Total comprehensive income attributable to:
Shareholders	$2,187	$1,906	$2,997	$7,146	$6,768
Non-controlling interests	26	26	25	77	74
	$2,213	$1,932	$3,022	$7,223	$6,842

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Income tax expenses (recoveries) on net unrealized gains (losses) on available-for-sale securities	$26	$4	$(56)	$56	$ (28)
Income tax expenses on reclassification of net gains on available-for-sale securities to income	(3)	(2)	(2)	(6)	(11)
Income tax (recoveries) expenses on unrealized foreign currency translation (losses) gains	–	(1)	1	4	–
Income tax expenses (recoveries) on net foreign currency translation gains (losses) from hedging activities	59	82	(126)	(395)	(146)
Income tax recoveries on reclassification of losses on net investment hedging activities to income	–	–	–	1	–
Income tax expenses (recoveries) on net gains (losses) on derivatives designated as cash flow hedges	1	14	63	(27)	45
Income tax expenses on reclassification of gains on derivatives designated as cash flow hedges to income	(2)	–	(3)	(3)	(10)
Income tax (recoveries) expenses on remeasurements of employee benefit plans	(64)	2	198	(34)	143
Income tax recoveries on net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(10)	(30)	–	(40)	–
Total income tax expenses (recoveries)	$7	$69	$75	$(444)	$(7)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts have been restated. Refer to Note 2.

54        Royal Bank of Canada        Third Quarter 2014

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non- controlling interests	Total equity
Balance at April 30, 2013	$4,813	$14,354	$–	$40	$24,876	$450	$255	$147	$852	$44,935	$1,772	$46,707
Changes in equity
Issues of share capital	–	25	–	–	–	–	–	–	–	25	–	25
Common shares purchased for cancellation	–	(46)	–	–	(234)	–	–	–	–	(280)	–	(280)
Preferred shares redeemed	(213)	–	–	–	(9)	–	–	–	–	(222)	–	(222)
Sales of treasury shares	–	–	35	1,458	–	–	–	–	–	1,493	–	1,493
Purchases of treasury shares	–	–	(36)	(1,508)	–	–	–	–	–	(1,544)	–	(1,544)
Share-based compensation awards	–	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Dividends on common shares	–	–	–	–	(908)	–	–	–	–	(908)	–	(908)
Dividends on preferred shares and other	–	–	–	–	(63)	–	–	–	–	(63)	(47)	(110)
Other	–	–	–	–	(4)	–	–	–	–	(4)	7	3
Net income	–	–	–	–	2,260	–	–	–	–	2,260	25	2,285
Total other comprehensive income	–	–	–	–	551	(179)	195	170	186	737	–	737
Balance at July 31, 2013	$4,600	$14,333	$(1)	$(10)	$26,468	$271	$450	$317	$1,038	$46,428	$1,757	$48,185
Balance at January 31, 2014	$5,100	$14,442	$–	$33	$28,544	$410	$1,653	$54	$2,117	$50,236	$1,772	$52,008
Changes in equity
Issues of share capital	–	30	–	–	–	–	–	–	–	30	–	30
Common shares purchased for cancellation	–	(14)	–	–	(86)	–	–	–	–	(100)	–	(100)
Preferred shares redeemed	(850)	–	–	–	–	–	–	–	–	(850)	–	(850)
Sales of treasury shares	–	–	31	1,041	–	–	–	–	–	1,072	–	1,072
Purchases of treasury shares	–	–	(31)	(1,001)	–	–	–	–	–	(1,032)	–	(1,032)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(1,025)	–	–	–	–	(1,025)	–	(1,025)
Dividends on preferred shares and other	–	–	–	–	(52)	–	–	–	–	(52)	–	(52)
Other	–	–	–	–	1	–	–	–	–	1	(5)	(4)
Net income	–	–	–	–	2,175	–	–	–	–	2,175	26	2,201
Total other comprehensive income	–	–	–	–	(65)	(16)	(226)	38	(204)	(269)	–	(269)
Balance at April 30, 2014	$4,250	$14,458	$–	$73	$29,489	$394	$1,427	$92	$1,913	$50,183	$1,793	$51,976
Changes in equity
Issues of share capital	500	19	–	–	(7)	–	–	–	–	512	–	512
Common shares purchased for cancellation	–	(2)	–	–	(11)	–	–	–	–	(13)	–	(13)
Preferred shares redeemed	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares	–	–	49	1,746	–	–	–	–	–	1,795	–	1,795
Purchases of treasury shares	–	–	(50)	(1,809)	–	–	–	–	–	(1,859)	–	(1,859)
Share-based compensation awards	–	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Dividends on common shares	–	–	–	–	(1,025)	–	–	–	–	(1,025)	–	(1,025)
Dividends on preferred shares and other	–	–	–	–	(55)	–	–	–	–	(55)	(47)	(102)
Other	–	–	–	–	(10)	–	–	–	–	(10)	11	1
Net income	–	–	–	–	2,352	–	–	–	–	2,352	26	2,378
Total other comprehensive income	–	–	–	–	(206)	32	10	(1)	41	(165)	–	(165)
Balance at July 31, 2014	$4,750	$14,475	$(1)	$10	$30,526	$426	$1,437	$91	$1,954	$51,714	$1,783	$53,497

Royal Bank of Canada        Third Quarter 2014        55

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2012	$4,813	$14,323	$1	$30	$23,162	$419	$196	$216	$831	$43,160	$1,761	$44,921
Changes in equity
Issues of share capital	–	77	–	–	–	–	–	–	–	77	–	77
Common shares purchased for cancellation	–	(67)	–	–	(341)	–	–	–	–	(408)	–	(408)
Preferred shares redeemed	(213)	–	–	–	(9)	–	–	–	–	(222)	–	(222)
Sales of treasury shares	–	–	105	3,350	–	–	–	–	–	3,455	–	3,455
Purchases of treasury shares	–	–	(107)	(3,390)	–	–	–	–	–	(3,497)	–	(3,497)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(2,686)	–	–	–	–	(2,686)	–	(2,686)
Dividends on preferred shares and other	–	–	–	–	(192)	–	–	–	–	(192)	(94)	(286)
Other	–	–	–	–	(24)	–	–	–	–	(24)	16	(8)
Net income	–	–	–	–	6,167	–	–	–	–	6,167	74	6,241
Total other comprehensive income	–	–	–	–	394	(148)	254	101	207	601	–	601
Balance at July 31, 2013	$4,600	$14,333	$(1)	$(10)	$26,468	$271	$450	$317	$1,038	$46,428	$1,757	$48,185
Balance at October 31, 2013	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	1,000	114	–	–	(14)	–	–	–	–	1,100	–	1,100
Common shares purchased for cancellation	–	(16)	–	–	(97)	–	–	–	–	(113)	–	(113)
Preferred shares redeemed	(850)	–	–	–	–	–	–	–	–	(850)	–	(850)
Sales of treasury shares	–	–	100	3,848	–	–	–	–	–	3,948	–	3,948
Purchases of treasury shares	–	–	(102)	(3,879)	–	–	–	–	–	(3,981)	–	(3,981)
Share-based compensation awards	–	–	–	–	(6)	–	–	–	–	(6)	–	(6)
Dividends on common shares	–	–	–	–	(3,016)	–	–	–	–	(3,016)	–	(3,016)
Dividends on preferred shares and other	–	–	–	–	(169)	–	–	–	–	(169)	(94)	(263)
Other	–	–	–	–	(10)	–	–	–	–	(10)	5	(5)
Net income	–	–	–	–	6,594	–	–	–	–	6,594	77	6,671
Total other comprehensive income	–	–	–	–	(194)	79	751	(84)	746	552	–	552
Balance at July 31, 2014	$4,750	$14,475	$(1)	$10	$30,526	$426	$1,437	$91	$1,954	$51,714	$1,783	$53,497

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts have been restated. Refer to Note 2.

56        Royal Bank of Canada        Third Quarter 2014

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Cash flows from operating activities
Net income	$2,378	$2,201	$2,285	$6,671	$6,241
Adjustments for non-cash items and others
Provision for credit losses	283	244	267	819	903
Depreciation	125	123	110	367	326
Deferred income taxes	(177)	(95)	158	(24)	70
Amortization and impairment of other intangibles	173	163	145	492	419
Loss (gain) on sale of premises and equipment	8	7	(24)	13	(26)
Gain on available-for-sale securities	(39)	(78)	(32)	(156)	(159)
Loss on disposition of business	40	–	–	100	–
Impairment of available-for-sale securities	2	5	4	17	21
Share of profit in joint ventures and associates	(39)	(34)	(35)	(111)	(107)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	310	48	(413)	439	(106)
Net change in accrued interest receivable and payable	(133)	259	(260)	77	(415)
Current income taxes	434	287	(286)	(132)	(131)
Derivative assets	(190)	6,842	15,847	1,999	13,451
Derivative liabilities	1,890	(7,496)	(17,287)	(1,649)	(16,384)
Trading securities	(4,380)	450	2,231	(8,629)	(16,773)
Change in loans, net of securitizations	(9,108)	(5,712)	(5,758)	(21,969)	(13,692)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(1,224)	6,688	4,460	(17,688)	(7,927)
Change in deposits	10,927	(3,301)	14,953	40,017	28,999
Change in obligations related to assets sold under repurchase agreements and securities loaned	1,633	(3,225)	(6,834)	5,007	1,518
Change in obligations related to securities sold short	1,631	1,605	(3,155)	4,942	5,717
Net change in brokers and dealers receivable and payable	(631)	270	414	(628)	571
Other	783	4,566	(4,033)	(896)	(1,328)
Net cash from operating activities	4,696	3,817	2,757	9,078	1,188
Cash flows from investing activities
Change in interest-bearing deposits with banks	(173)	3,035	(382)	3,656	2,898
Proceeds from sale of available-for-sale securities	703	997	1,489	3,776	5,343
Proceeds from maturity of available-for-sale securities	10,383	8,672	8,245	27,941	29,071
Purchases of available-for-sale securities	(14,381)	(12,263)	(9,734)	(38,173)	(30,321)
Proceeds from maturity of held-to-maturity securities	73	70	39	285	237
Purchases of held-to-maturity securities	(367)	(53)	(37)	(552)	(210)
Net acquisitions of premises and equipment and other intangibles	(290)	(231)	(255)	(832)	(651)
Proceeds from dispositions	91	–	–	91	–
Cash used in acquisitions	–	–	–	–	(2,537)
Net cash (used in) from investing activities	(3,961)	227	(635)	(3,808)	3,830
Cash flows from financing activities
Redemption of trust capital securities	–	–	–	(900)	–
Issue of subordinated debentures	1,000	–	–	1,000	2,046
Repayment of subordinated debentures	(600)	–	(1,000)	(1,600)	(2,000)
Issue of common shares	19	30	25	114	77
Common shares purchased for cancellation	(13)	(100)	(280)	(113)	(408)
Issue of preferred shares	500	–	–	1,000	–
Redemption of preferred shares	–	(850)	(222)	(850)	(222)
Sales of treasury shares	1,795	1,073	1,493	3,949	3,455
Purchase of treasury shares	(1,859)	(1,033)	(1,544)	(3,982)	(3,497)
Dividends paid	(1,077)	(1,028)	(974)	(3,131)	(2,839)
Issuance costs	(7)	–	–	(14)	–
Dividends/distributions paid to non-controlling interests	(47)	–	(47)	(94)	(94)
Change in short-term borrowings of subsidiaries	(20)	(3)	1	(18)	(95)
Net cash used in financing activities	(309)	(1,911)	(2,548)	(4,639)	(3,577)
Effect of exchange rate changes on cash and due from banks	(8)	(40)	43	116	59
Net change in cash and due from banks	418	2,093	(383)	747	1,500
Cash and due from banks at beginning of period (1)	15,879	13,786	14,311	15,550	12,428
Cash and due from banks at end of period (1)	$16,297	$15,879	$13,928	$16,297	$13,928
Cash flows from operating activities include:
Amount of interest paid	$1,999	$1,487	$2,008	$5,656	$5,759
Amount of interest received	5,169	4,994	4,967	15,570	14,763
Amount of dividend received	537	384	391	1,290	1,125
Amount of income taxes paid	360	519	216	1,591	1,280

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.3 billion as at July 31, 2014 (April 30, 2014 – $2.3 billion; January 31, 2014 – $2.6 billion; October 31, 2013 – $2.6 billion; July 31, 2013 – $2.8 billion; April 30, 2013 – $2.6 billion; October 31, 2012 – $2.1 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts have been restated. Refer to Note 2.

Royal Bank of Canada        Third Quarter 2014        57

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited 2013 Annual Consolidated Financial Statements and the accompanying notes included on pages 99 to 180 in our 2013 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On August 21, 2014, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2013 Annual Consolidated Financial Statements.

Changes in accounting policies

During the second quarter, we adopted the following new accounting standard.

Own credit provisions of IFRS 9 Financial Instruments (IFRS 9)

The own credit provisions of IFRS 9 change the accounting for financial liabilities designated as at fair value through profit or loss (FVTPL). Previously under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39), all fair value changes in financial liabilities designated as at FVTPL were recognized in net income. Under IFRS 9, the changes in the fair value of these liabilities attributable to our own credit are recognized in Other comprehensive income (OCI) rather than income. Amounts recognized in OCI will not be reclassified subsequently to net income.

We prospectively adopted the own credit provisions of IFRS 9 with an initial application date of November 1, 2013. Fair value changes in our financial liabilities designated as at FVTPL attributable to changes in our own credit risk are now recorded in OCI. The remaining fair value changes continue to be recorded in Trading revenue or Non-interest income – Other. We did not restate our quarterly or annual results for periods prior to February 1, 2014 as the amounts were not significant. Amounts recognized in the Statement of Income in the first quarter of 2014 have been recorded in OCI for the three months ended April 30, 2014.

The table below presents the impact of adopting the above standard on our Consolidated Statement of Comprehensive Income and Consolidated Statement of Income for the nine months ended July 31, 2014. Results as reported under the own credit provisions of IFRS 9 are compared to the pro-forma results had we continued to apply IAS 39. The adoption did not impact our Consolidated Balance Sheet.

	For the nine months ended July 31, 2014
(Millions of Canadian dollars, except per share amounts)	Pro-forma (IAS 39)	Impact	As reported (IFRS 9)
Consolidated Statement of Comprehensive Income
Total other comprehensive income, net of taxes	$662	$(110)	$552
Consolidated Statement of Income
Non-interest income – Trading revenue	$758	$137	$895
Non-interest income – Other	324	13	337
Non-interest expense – Human resources (1)	8,404	46	8,450
Net income	6,595	76	6,671
Basic earning per share (in dollars)	4.40	0.05	4.45
Diluted earnings per share (in dollars)	4.38	0.05	4.43

(1)	Adjustments relate to variable compensation arrangements.

During the first quarter, we adopted the following new accounting standards.

IAS 19 Employee Benefits (IAS 19)

The amendments to IAS 19 change the accounting for pension and other post-employment benefits, specifically with respect to actuarial gains and losses, past service costs, interest expense and return on plan assets. The amended standard eliminates the deferral and amortization of actuarial gains and losses in net income, instead requiring the immediate recognition of actuarial gains and losses in OCI. Past service costs are immediately recognized in the period in which a plan amendment occurs. Net interest, calculated by applying the discount rate to the Net defined benefit liability or asset, replaces the Interest cost and Expected return on plan assets components of Defined benefit pension expense. The amendments also introduce a number of interim and annual disclosure requirements for defined benefit plans.

We retrospectively adopted the amendments on November 1, 2013. Under the amended standard, we recognize the present value of our defined benefit obligation under each of our defined benefit plans, less the fair value of the plan’s assets, as a liability reported in Employee benefit liabilities on our Consolidated Balance Sheets. For plans where there is a net defined benefit asset, the amount is reported as an asset in Employee benefit assets. New interim disclosures have been provided in Note 9.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 replaces the consolidation requirements in IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC-12 Consolidation – Special Purpose Entities (SIC-12) and provides a single consolidation model applicable to all types of entities. IFRS 10 is based on the existing principle that an entity should consolidate all other entities that it controls.

58        Royal Bank of Canada        Third Quarter 2014

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Under IAS 27 and SIC-12, control was based on having a majority of the voting interests or, for special purpose entities (SPEs), an overall assessment of the purpose and design of the entity, our decision making rights, and our exposure to the majority of the risks and rewards of ownership. Under IFRS 10, control is based on three conditions, which must all be satisfied: (i) decision making power over the relevant activities, (ii) exposure to variable returns, and (iii) a link between decision making power and returns. IFRS 10 introduces a substantial amount of application guidance that expands on new and existing principles related to the determination of control. It places a greater emphasis on decision making power by making it a required condition for control, removes the bright lines for assessing exposure to risks and rewards, and introduces new considerations related to our role as a principal or an agent in entities over which we have decision making power. The determination of control is based on the current facts and circumstances and is to be continuously assessed.

We retrospectively adopted IFRS 10 on November 1, 2013. On adoption, RBC Capital Trust II has been deconsolidated as our involvement does not expose us to variable returns. See Note 20 of our 2013 Annual Report for further details on our innovative capital instruments.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement. IFRS 11 requires a joint operator to recognize and measure the assets and liabilities in relation to its interest in the arrangement, and a joint venturer to apply the equity method of accounting. We retrospectively adopted IFRS 11 on November 1, 2013. The adoption resulted in a change to our method of accounting for joint ventures from proportionate consolidation to the equity method.

IFRS 12 Disclosure of Interest in Other Entities (IFRS 12)

IFRS 12 provides enhanced guidance on the annual disclosure requirements of a reporting entity’s interests in other entities. The standard requires an entity to disclose information that helps users to evaluate (i) the nature of, and risks associated with, a reporting entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities (off-balance sheet structures); and (ii) the effect of those interests on the entity’s financial position, financial performance and cash flows. We adopted IFRS 12 on November 1, 2013; however, the adoption of IFRS 12 did not impact the Condensed Financial Statements. The annual disclosures required by IFRS 12, including comparative periods, will be presented in our 2014 Annual Consolidated Financial Statements.

IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

As a consequence of the new IFRS standards IFRS 10, IFRS 11 and IFRS 12, the IASB issued amended and retitled IAS 27 and IAS 28. We retrospectively adopted these new requirements on November 1, 2013. The adoption did not impact the Condensed Financial Statements.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 provides a revised definition of fair value and sets out a framework for measuring fair value in a single standard. IFRS 13 also requires more comprehensive disclosure requirements on fair value measurement. The measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value with limited exceptions. We prospectively adopted IFRS 13 on November 1, 2013. The adoption did not have a material impact on the Condensed Financial Statements. New interim disclosures required by IAS 34 as a result of the adoption of IFRS 13 are presented in Note 3.

IFRS 7 Financial Instruments: Disclosures (IFRS 7)

The amendments to IFRS 7 require expanded disclosures to enable users to assess the effect of offsetting arrangements on an entity’s financial position. The amendments require entities to disclose both gross and net amounts associated with master netting agreements and similar arrangements, including the effects of financial collateral, whether or not they are presented net on the balance sheet. We adopted the amendments to IFRS 7 on November 1, 2013. The adoption of the amendments did not impact the Condensed Financial Statements. The annual disclosures required by the amendments, including comparative periods, will be presented in our 2014 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2014        59

The tables below present the impact of the above standards adopted during the first quarter on our Consolidated Balance Sheets as at October 31, 2013, July 31, 2013 and October 31, 2012 and Consolidated Statements of Income for the years ended October 31, 2013 and 2012.

	As at October 31, 2013
		Adjustments
(Millions of Canadian dollars, except per share amounts)	Published	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$15,870	$–	$–	$(320)	$(320)	$15,550
Interest-bearing deposits with banks	9,061	–	–	(22)	(22)	9,039
Securities – Trading and Available-for-sale	182,718	–	1	(9)	(8)	182,710
Loans – Wholesale (1)	89,998	–	3	181	184	90,182
Other – Investment in associates and joint ventures	112	–	–	135	135	247
Other – Employee benefits assets	1,084	(923)	–	–	(923)	161
Other – Other lines impacted by accounting changes (2)	40,503	292	–	(412)	(120)	40,383
Lines not impacted by accounting changes	521,473	–	–	–	–	521,473
Total assets	860,819	(631)	4	(447)	(1,074)	859,745
Deposits – Business and government (1)	349,994	–	903	(33)	870	350,864
Other – Employee benefits liabilities	1,759	268	–	–	268	2,027
Other – Other liabilities	39,113	(24)	1	(414)	(437)	38,676
Trust capital securities	900	–	(900)	–	(900)	–
Retained earnings	28,314	(876)	–	–	(876)	27,438
Other components of equity	1,207	1	–	–	1	1,208
Lines not impacted by accounting changes	439,532	–	–	–	–	439,532
Total liabilities and equity	$860,819	$(631)	$4	$(447)	$(1,074)	$859,745
Consolidated Statement of Income
Net income (Year ended October 31, 2013)	$8,429	$(87)	$–	$–	$(87)	$8,342
Three months ended January 31, 2013	2,070	(23)	–	–	(23)	2,047
Three months ended April 30, 2013	1,936	(27)	–	–	(27)	1,909
Three months ended July 31, 2013	2,304	(19)	–	–	(19)	2,285
Three months ended October 31, 2013	2,119	(18)	–	–	(18)	2,101
Basic earnings per share (in dollars) (Year ended October 31, 2013)	5.60	(0.07)	–	–	(0.07)	5.53
Diluted earnings per share (in dollars) (Year ended October 31, 2013)	5.54	(0.05)	–	–	(0.05)	5.49

	As at July 31, 2013
		Adjustments
(Millions of Canadian dollars)	Published	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$14,083	$–	$–	$(155)	$(155)	$13,928
Interest-bearing deposits with banks	7,376	–	–	(28)	(28)	7,348
Securities – Trading and Available-for-sale	174,302	–	73	(10)	63	174,365
Loans – Wholesale (1)	86,872	–	3	182	185	87,057
Other – Investment in associates and joint ventures	135	–	–	152	152	287
Other – Employee benefits assets	1,099	(926)	–	–	(926)	173
Other – Other lines impacted by accounting changes (2)	43,385	249	–	(771)	(522)	42,863
Lines not impacted by accounting changes	524,052	–	–	–	–	524,052
Total assets	851,304	(677)	76	(630)	(1,231)	850,073
Deposits – Business and government (1)	339,975	–	903	(38)	865	340,840
Other – Employee benefits liabilities	1,806	134	–	–	134	1,940
Other – Other liabilities	35,205	(26)	1	(592)	(617)	34,588
Trust capital securities	828	–	(828)	–	(828)	–
Retained earnings	27,251	(783)	–	–	(783)	26,468
Other components of equity	1,040	(2)	–	–	(2)	1,038
Lines not impacted by accounting changes	445,199	–	–	–	–	445,199
Total liabilities and equity	$851,304	$(677)	$76	$(630)	$(1,231)	$850,073

60        Royal Bank of Canada        Third Quarter 2014

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

	As at and for the year ended October 31, 2012
		Adjustments
(Millions of Canadian dollars, except per share amounts)	Published	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$12,617	$–	$–	$(189)	$(189)	$12,428
Interest-bearing deposits with banks	10,255	–	–	(9)	(9)	10,246
Securities – Trading and Available-for-sale	161,611	–	1	(10)	(9)	161,602
Loans – Wholesale (1)	79,953	–	3	(7)	(4)	79,949
Other – Investment in associates and joint ventures	125	–	–	452	452	577
Other – Employee benefits assets	1,049	(920)	–	–	(920)	129
Other – Other lines impacted by accounting changes (2)	47,881	367	–	(834)	(467)	47,414
Lines not impacted by accounting changes	511,609	–	–	–	–	511,609
Total assets	825,100	(553)	4	(597)	(1,146)	823,954
Deposits – Business and government (1)	312,314	–	903	(21)	882	313,196
Other – Employee benefits liabilities	1,729	589	–	–	589	2,318
Other – Other liabilities	41,371	(35)	1	(576)	(610)	40,761
Trust capital securities	900	–	(900)	–	(900)	–
Retained earnings	24,270	(1,108)	–	–	(1,108)	23,162
Other components of equity	830	1	–	–	1	831
Lines not impacted by accounting changes	443,686	–	–	–	–	443,686
Total liabilities and equity	$825,100	$(553)	$4	$(597)	$(1,146)	$823,954
Consolidated Statement of Income
Net income	$7,539	$(32)	$–	$–	$(32)	$7,507
Basic earnings per share (in dollars)	4.98	(0.02)	–	–	(0.02)	4.96
Diluted earnings per share (in dollars)	4.93	(0.02)	–	–	(0.02)	4.91

(1)	Amounts have been restated from those originally published to reflect classification changes made in the current period.
(2)	Includes Premises and equipment, Goodwill, Other intangibles and Other assets.

Change in classification of First Preferred Shares Series AZ

During the quarter, we changed the classification of First Preferred Shares Series AZ from liabilities to equity. First Preferred Shares Series AZ are now included in Preferred Shares within Equity on our Balance Sheets. Comparative amounts conform with the presentation adopted in the current quarter.

Future changes in accounting policy and disclosure

We are currently assessing the impact of adopting the following standards on our consolidated financial statements:

IFRS 15 Revenue from Contracts with Customers (IFRS 15)

In May 2014, the IASB issued IFRS 15 which establishes principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard provides a single, principles based five-step model for revenue recognition to be applied to all contracts with customers. IFRS 15 will be effective for us on November 1, 2017.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the complete version of IFRS 9, first issued in November 2009, which brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39.

IFRS 9 introduces a principles-based approach to the classification of financial assets based on an entity’s business model and the nature of the cash flows of the asset. All financial assets, including hybrid contracts, are measured as at FVTPL, fair value through other comprehensive income (FVTOCI) or amortized cost. For financial liabilities, IFRS 9 includes the requirements for classification and measurement previously included in IAS 39.

IFRS 9 also introduces an expected loss impairment model for all financial assets not as at FVTPL. The model has three stages: (1) on initial recognition, 12-month expected credit losses are recognized in profit or loss and a loss allowance is established; (2) if credit risk increases significantly and the resulting credit risk is not considered to be low, full lifetime expected credit losses are recognized; and (3) when a financial asset is considered credit-impaired, interest revenue is calculated based on the carrying amount of the asset, net of the loss allowance, rather than its gross carrying amount.

Finally, IFRS 9 introduces a new hedge accounting model that aligns the accounting for hedge relationships more closely with an entity’s risk management activities.

We adopted the own credit provisions of IFRS 9 in the second quarter of this year. The remaining sections of IFRS 9 will be effective for us no later than November 1, 2018.

Note 3 Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating all factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

The Board of Directors provides oversight on valuation of financial instruments, primarily through the Audit Committee and Risk Committee. The Audit Committee reviews the presentation and disclosure of financial instruments that are measured at fair value, while the Risk Committee assesses adequacy of governance structures and control processes for these instruments.

Royal Bank of Canada        Third Quarter 2014        61

We have established policies, procedures and controls for valuation methodologies and techniques to ensure fair value is reasonably estimated. Major valuation processes and controls include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios. All fair value instruments are subject to IPV, a process whereby trading function valuations are verified against external market prices and other relevant market data. Market data sources include traded prices, brokers and price vendors. Other valuation techniques are used when a price or quote is not available. Some valuation processes use valuation models to determine fair value. We have a systematic and consistent approach to control model use. Valuation models are approved for use within our model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures, and approval authorities. One significant model control is the validation process. The purpose of model validation is to ensure that a model is suitable for its intended use and to set limitations for its use. All models are re-validated regularly.

Other controls include the use of a documented third-party pricing source list. The third-party pricing source list gives priority to those services and prices having the highest and most consistent accuracy. The level of accuracy is developed over time by comparing third-party price values to traders’ or system values, to other pricing service values and, when available, to actual trade data.

Refer to Note 2 in our 2013 Annual Report for the valuation techniques used to fair value our significant financial assets and liabilities. There have been no significant changes to the valuation techniques.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at July 31, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$142,768	$9,988	$–	$–	$–	$–	$152,756	$152,756
Available-for-sale	–	–	45,677	–	–	681	46,358	46,358
Total securities	142,768	9,988	45,677	–	–	681	199,114	199,114
Assets purchased under reverse repurchase agreements and securities borrowed	–	92,405	–	42,800	42,800	–	135,205	135,205
Loans
Retail	–	–	–	328,665	328,549	–	328,665	328,549
Wholesale	1,524	2,129	–	98,103	97,647	–	101,756	101,300
Total loans	1,524	2,129	–	426,768	426,196	–	430,421	429,849
Other
Derivatives	72,823	–	–	–	–	–	72,823	72,823
Other assets	–	905	–	30,666	30,666	–	31,571	31,571
Financial liabilities
Deposits
Personal	$–	$12,323		$192,104	$192,447		$204,427	$204,770
Business and government (1)	–	58,784		315,209	316,377		373,993	375,161
Bank (2)	–	7,410		12,219	12,219		19,629	19,629
Total deposits	–	78,517		519,532	521,043		598,049	599,560
Other
Obligations related to securities sold short	52,054	–		–	–		52,054	52,054
Obligations related to assets sold under repurchase agreements and securities loaned	–	60,134		5,289	5,289		65,423	65,423
Derivatives	75,096	–		–	–		75,096	75,096
Other liabilities	(2)	32		40,173	40,173		40,203	40,203
Subordinated debentures	–	112		6,698	6,719		6,810	6,831

62        Royal Bank of Canada        Third Quarter 2014

Note 3 Fair value of financial instruments (continued)

	As at April 30, 2014
	Carrying value and fair value			Carrying value		Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost		Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$138,783	$9,615	$–	$	–	$–	$–	$148,398	$148,398
Available-for-sale	–	–	42,696	–		–	387	43,083	43,083
Total securities	138,783	9,615	42,696	–		–	387	191,481	191,481
Assets purchased under reverse repurchase agreements and securities borrowed	–	90,262	–	43,719		43,719	–	133,981	133,981
Loans
Retail	–	–	–	322,989		322,323	–	322,989	322,323
Wholesale	1,641	1,594	–	95,212		94,864	–	98,447	98,099
Total loans	1,641	1,594	–	418,201		417,187	–	421,436	420,422
Other
Derivatives	72,633	–	–	–			–	72,633	72,633
Other assets	–	997	–	30,792		30,792	–	31,789	31,789
Financial liabilities
Deposits
Personal	$–	$11,512		$191,158		$191,461		$202,670	$202,973
Business and government (1)	–	54,259		311,110		312,251		365,369	366,510
Bank (2)	–	6,323		12,760		12,759		19,083	19,082
Total deposits	–	72,094		515,028		516,471		587,122	588,565
Other
Obligations related to securities sold short	50,423	–		–		–		50,423	50,423
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,063		5,727		5,727		63,790	63,790
Derivatives	73,206	–		–		–		73,206	73,206
Other liabilities	1	119		41,566		41,566		41,686	41,686
Subordinated debentures	–	112		6,374		6,389		6,486	6,501

	As at October 31, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$135,346	$8,677	$–	$–	$–	$–	$144,023	$144,023
Available-for-sale	–	–	38,286	–	–	401	38,687	38,687
Total securities	135,346	8,677	38,286	–	–	401	182,710	182,710
Assets purchased under reverse repurchase agreements and securities borrowed	–	82,023	–	35,494	35,494	–	117,517	117,517
Loans
Retail	–	–	–	319,447	316,562	–	319,447	316,562
Wholesale	614	964	–	87,825	87,163	–	89,403	88,741
Total loans	614	964	–	407,272	403,725	–	408,850	405,303
Other
Derivatives	74,822	–	–	–	–	–	74,822	74,822
Other assets	–	983	–	28,820	28,820	–	29,803	29,803
Financial liabilities
Deposits
Personal	$–	$9,069		$185,874	$186,058		$194,943	$195,127
Business and government (1), (3)	–	56,037		294,827	295,713		350,864	351,750
Bank (2)	–	1,932		11,611	11,611		13,543	13,543
Total deposits	–	67,038		492,312	493,382		559,350	560,420
Other
Obligations related to securities sold short	47,128	–		–	–		47,128	47,128
Obligations related to assets sold under repurchase agreements and securities loaned	–	53,948		6,468	6,468		60,416	60,416
Derivatives	76,745	–		–	–		76,745	76,745
Other liabilities	(2)	42		38,081	38,081		38,121	38,121
Subordinated debentures	–	109		7,334	7,285		7,443	7,394

Royal Bank of Canada        Third Quarter 2014        63

	As at July 31, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$128,366	$9,190	$–	$–	$–	$–	$137,556	$137,556
Available-for-sale	–	–	36,322	–	–	487	36,809	36,809
Total securities	128,366	9,190	36,322	–	–	487	174,365	174,365
Assets purchased under reverse repurchase agreements and securities borrowed	–	87,634	–	32,550	32,550	–	120,184	120,184
Loans
Retail	–	–	–	316,133	313,327	–	316,133	313,327
Wholesale	309	1,284	–	84,679	84,292	–	86,272	85,885
Total loans	309	1,284	–	400,812	397,619	–	402,405	399,212
Other
Derivatives	77,846	–	–	–	–	–	77,846	77,846
Other assets	–	952	–	31,618	31,618	–	32,570	32,570
Financial liabilities
Deposits
Personal	$–	$8,142		$183,241	$183,474		$191,383	$191,616
Business and government (1), (3)	–	55,530		285,310	285,925		340,840	341,455
Bank (2)	–	2,464		12,391	12,391		14,855	14,855
Total deposits	–	66,136		480,942	481,790		547,078	547,926
Other
Obligations related to securities sold short	46,473	–		–	–		46,473	46,473
Obligations related to assets sold under repurchase agreements and securities loaned	–	57,720		7,830	7,830		65,550	65,550
Derivatives	80,378	–		–	–		80,378	80,378
Other liabilities	16	33		35,250	35,250		35,299	35,299
Subordinated debentures	–	108		7,284	7,236		7,392	7,344

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2)	Bank refers to regulated banks.
(3)	Fair values of certain deposits have been revised from results previously reported.

The following table presents the changes in the fair value of our financial liabilities designated as at FVTPL as well as their contractual maturity and carrying amounts. For our financial liabilities designated as at FVTPL, we measure the change in fair value attributable to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in the fair value attributable to changes in market conditions such as changes in a benchmark interest rate or foreign exchange rate.

Liabilities designated as at fair value through profit or loss

	As at July 31, 2014
(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the nine months ended attributable to changes in credit risk included in other comprehensive income for positions still held	Cumulative change in fair value attributable to changes in credit risk for positions still held (1)
Term deposits
Personal	$12,113	$12,323	$ 210	$ 29	$ 35
Business and government (2)	58,653	58,784	131	111	108
Bank (3)	7,410	7,410	–	–	–
Total term deposits	78,176	78,517	341	140	143
Obligations related to assets sold under repurchase agreements and securities loaned	60,135	60,134	(1)	–	–
Other liabilities	32	32	–	–	–
Subordinated debentures	106	112	6	3	(3)
Total	$138,449	$138,795	$ 346	$ 143	$ 140

(1)	The cumulative change is measured from the initial recognition of the liabilities designated as at FVTPL. For the nine months ended July 31, 2014, $7 million of fair value losses previously included in OCI were realized for financial liabilities derecognized during the period.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

64        Royal Bank of Canada        Third Quarter 2014

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy as set out in IFRS 13.

	As at
	July 31, 2014							April 30, 2014
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$1,195	$–	$1,195	$		$1,195	$–	$785	$–	$785	$		$785
Securities
Trading
Canadian government debt (1)
Federal	8,547	6,810	–	15,357			15,357	7,797	7,548	–	15,345			15,345
Provincial and municipal	–	11,994	–	11,994			11,994	–	12,335	–	12,335			12,335
U.S. state, municipal and agencies debt (1)	4,932	25,194	7	30,133			30,133	3,693	24,470	21	28,184			28,184
Other OECD government debt (2)	4,958	9,470	–	14,428			14,428	4,637	8,726	–	13,363			13,363
Mortgage-backed securities (1)	–	1,139	21	1,160			1,160	–	958	36	994			994
Asset-backed securities
CDOs (3)	–	31	71	102			102	–	76	18	94			94
Non-CDO securities	–	990	302	1,292			1,292	–	1,074	433	1,507			1,507
Corporate debt and other debt	14	27,600	197	27,811			27,811	15	26,849	455	27,319			27,319
Equities	46,579	3,736	164	50,479			50,479	45,306	3,733	218	49,257			49,257
	65,030	86,964	762	152,756			152,756	61,448	85,769	1,181	148,398			148,398
Available-for-sale (4)
Canadian government debt (1)
Federal	313	11,482	–	11,795			11,795	312	10,220	–	10,532			10,532
Provincial and municipal	–	822	–	822			822	–	637	–	637			637
U.S. state, municipal and agencies debt (1)	–	4,986	2,092	7,078			7,078	–	5,247	2,119	7,366			7,366
Other OECD government debt	6,949	6,684	11	13,644			13,644	5,750	6,475	–	12,225			12,225
Mortgage-backed securities (1)	–	134	–	134			134	–	157	–	157			157
Asset-backed securities
CDOs	–	890	71	961			961	–	1,031	81	1,112			1,112
Non-CDO securities	–	338	177	515			515	–	275	169	444			444
Corporate debt and other debt	–	7,309	1,566	8,875			8,875	–	6,784	1,577	8,361			8,361
Equities	144	523	1,045	1,712			1,712	149	470	1,103	1,722			1,722
Loan substitute securities	104	24	–	128			128	102	24	–	126			126
	7,510	33,192	4,962	45,664			45,664	6,313	31,320	5,049	42,682			42,682
Asset purchased under reverse repurchase agreements and securities borrowed	–	92,405	–	92,405			92,405	–	90,262	–	90,262			90,262
Loans	–	3,193	460	3,653			3,653	–	2,771	464	3,235			3,235
Other
Derivatives
Interest rate contracts	21	85,264	361	85,646			85,646	22	78,746	226	78,994			78,994
Foreign exchange contracts	–	20,489	43	20,532			20,532	–	21,797	50	21,847			21,847
Credit derivatives	–	182	14	196			196	–	228	22	250			250
Other contracts	2,671	4,512	500	7,683			7,683	2,475	3,793	438	6,706			6,706
Valuation adjustments (5)	–	(450)	(65)	(515)			(515)	–	(422)	(89)	(511)			(511)
Total gross derivatives	2,692	109,997	853	113,542			113,542	2,497	104,142	647	107,286			107,286
Netting adjustments						(40,719)	(40,719)						(34,653)	(34,653)
Total derivatives							72,823							72,633
Other assets	573	332	–	905			905	611	386	–	997			997
	$75,805	$327,278	$7,037	$410,120		$(40,719)	$369,401	$70,869	$315,435	$7,341	$393,645		$(34,653)	$358,992
Financial Liabilities
Deposits
Personal	$–	$11,879	$444	$12,323	$		$12,323	$–	$10,986	$526	$11,512	$		$11,512
Business and government	–	58,608	176	58,784			58,784	–	49,187	5,072	54,259			54,259
Bank	–	7,410	–	7,410			7,410	–	6,323	–	6,323			6,323
Other
Obligations related to securities sold short	35,027	17,011	16	52,054			52,054	36,646	13,752	25	50,423			50,423
Obligations related to assets sold under repurchase agreements and securities loaned	–	60,134	–	60,134			60,134	–	58,063	–	58,063			58,063
Derivatives
Interest rate contracts	15	80,647	720	81,382			81,382	10	74,276	774	75,060			75,060
Foreign exchange contracts	–	22,816	28	22,844			22,844	–	22,921	26	22,947			22,947
Credit derivatives	–	288	19	307			307	–	307	27	334			334
Other contracts	2,452	8,026	1,092	11,570			11,570	2,031	7,010	1,074	10,115			10,115
Valuation adjustments (5)	–	11	22	33			33	–	4	35	39			39
Total gross derivatives	2,467	111,788	1,881	116,136			116,136	2,041	104,518	1,936	108,495			108,495
Netting adjustments						(41,040)	(41,040)						(35,289)	(35,289)
Total derivatives							75,096							73,206
Other liabilities	–	32	(2)	30			30	–	119	1	120			120
Subordinated debentures	–	112	–	112			112	–	–	112	112			112
	$37,494	$266,974	$2,515	$306,983		$(41,040)	$265,943	$38,687	$242,948	$7,672	$289,307		$(35,289)	$254,018

Royal Bank of Canada        Third Quarter 2014        65

	As at
	October 31, 2013							July 31, 2013
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$2,424	$–	$2,424	$		$2,424	$–	$563	$–	$563	$		$563
Securities
Trading
Canadian government debt (1)
Federal	11,978	6,976	–	18,954			18,954	9,778	8,058	–	17,836			17,836
Provincial and municipal	–	12,146	–	12,146			12,146	–	11,225	–	11,225			11,225
U.S. state, municipal and agencies debt (1)	5,480	23,980	22	29,482			29,482	4,639	23,653	40	28,332			28,332
Other OECD government debt (2)	2,815	8,101	370	11,286			11,286	2,422	8,292	163	10,877			10,877
Mortgage-backed securities (1)	–	802	28	830			830	–	786	52	838			838
Asset-backed securities
CDOs (3)	–	–	31	31			31	–	2	15	17			17
Non-CDO securities	–	1,084	260	1,344			1,344	–	966	189	1,155			1,155
Corporate debt and other debt	–	24,346	415	24,761			24,761	5	22,794	478	23,277			23,277
Equities	41,874	3,132	183	45,189			45,189	40,915	2,899	185	43,999			43,999
	62,147	80,567	1,309	144,023			144,023	57,759	78,675	1,122	137,556			137,556
Available-for-sale (4)
Canadian government debt (1)
Federal	153	9,690	–	9,843			9,843	310	9,595	–	9,905			9,905
Provincial and municipal	–	667	–	667			667	–	641	–	641			641
U.S. state, municipal and agencies debt (1)	26	4,238	2,014	6,278			6,278	49	3,912	1,684	5,645			5,645
Other OECD government debt	5,463	5,434	–	10,897			10,897	5,014	5,376	–	10,390			10,390
Mortgage-backed securities (1)	–	139	–	139			139	–	207	–	207			207
Asset-backed securities
CDOs	–	1,294	103	1,397			1,397	–	1,430	92	1,522			1,522
Non-CDO securities	–	283	180	463			463	–	238	257	495			495
Corporate debt and other debt	–	5,096	1,673	6,769			6,769	–	3,992	1,669	5,661			5,661
Equities	137	585	969	1,691			1,691	136	651	922	1,709			1,709
Loan substitute securities	103	24	–	127			127	109	24	–	133			133
	5,882	27,450	4,939	38,271			38,271	5,618	26,066	4,624	36,308			36,308
Asset purchased under reverse repurchase agreements and securities borrowed	–	82,023	–	82,023			82,023	–	87,634	–	87,634			87,634
Loans	–	1,164	414	1,578			1,578	–	1,001	592	1,593			1,593
Other
Derivatives
Interest rate contracts	22	78,517	333	78,872			78,872	16	78,309	366	78,691			78,691
Foreign exchange contracts	–	20,709	76	20,785			20,785	–	23,390	43	23,433			23,433
Credit derivatives	–	193	32	225			225	–	151	55	206			206
Other contracts	2,558	3,219	858	6,635			6,635	2,738	2,662	473	5,873			5,873
Valuation adjustments (5)	(2)	(398)	(105)	(505)			(505)	(13)	(421)	(156)	(590)			(590)
Total gross derivatives	2,578	102,240	1,194	106,012			106,012	2,741	104,091	781	107,613			107,613
Netting adjustments						(31,190)	(31,190)						(29,767)	(29,767)
Total derivatives							74,822							77,846
Other assets	520	452	11	983			983	476	465	11	952			952
	$71,127	$296,320	$7,867	$375,314		$(31,190)	$344,124	$66,594	$298,495	$7,130	$372,219		$(29,767)	$342,452
Financial Liabilities
Deposits
Personal	$–	$8,033	$1,036	$9,069	$		$9,069	$–	$341	$7,801	$8,142	$		$8,142
Business and government	–	52,104	3,933	56,037			56,037	–	52,188	3,342	55,530			55,530
Bank	–	1,932	–	1,932			1,932	–	2,464	–	2,464			2,464
Other
Obligations related to securities sold short	31,832	15,280	16	47,128			47,128	29,011	17,456	6	46,473			46,473
Obligations related to assets sold under repurchase agreements and securities loaned	–	53,948	–	53,948			53,948	–	57,720	–	57,720			57,720
Derivatives
Interest rate contracts	9	74,113	791	74,913			74,913	10	73,644	785	74,439			74,439
Foreign exchange contracts	–	22,715	193	22,908			22,908	–	26,992	183	27,175			27,175
Credit derivatives	–	295	37	332			332	–	228	61	289			289
Other contracts	2,379	5,979	1,727	10,085			10,085	2,106	5,276	1,316	8,698			8,698
Valuation adjustments (5)	n.a.	n.a.	n.a.	n.a.			n.a.	n.a.	n.a.	n.a.	n.a.			n.a.
Total gross derivatives	2,388	103,102	2,748	108,238			108,238	2,116	106,140	2,345	110,601			110,601
Netting adjustments						(31,493)	(31,493)						(30,223)	(30,223)
Total derivatives							76,745							80,378
Other liabilities	–	37	3	40			40	–	30	19	49			49
Subordinated debentures	–	–	109	109			109	–	–	108	108			108
	$34,220	$234,436	$7,845	$276,501		$(31,493)	$245,008	$31,127	$236,339	$13,621	$281,087		$(30,223)	$250,864

(1)	As at July 31, 2014, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of Trading securities were $7,455 million and $81 million (April 30, 2014 – $5,117 million and $91 million; October 31, 2013 – $4,934 million and $93 million; July 31, 2013 – $6,015 million and $127 million), respectively, and in all fair value levels of AFS securities, $6,340 million and $25 million (April 30, 2014 – $5,301 million and $33 million; October 31, 2013 – $3,512 million and $35 million; July 31, 2013 – $3,627 million and $37 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDOs stand for Collateralized Debt Obligations.
(4)	Excludes $13 million and $681 million of AFS and held-to-maturity securities (April 30, 2014 – $14 million and $387 million; October 31, 2013 – $15 million and $401 million; July 31, 2013 – $14 million and $487 million), respectively, that are carried at cost.
(5)	IFRS 13 requirements are applied on a prospective basis and the standard permits an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine fair value of certain portfolios of financial instruments, primarily derivatives, on a net exposure to market or credit risk. The valuation adjustment amounts in this table include those determined on a portfolio basis.

66        Royal Bank of Canada        Third Quarter 2014

Note 3 Fair value of financial instruments (continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs.

As at July 31, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)

		Fair value			Significant unobservable inputs (1)	Range of input values (2), (3), (4)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques		Low	High	Weighted average / Inputs distribution (5)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$88.75	$88.75	$88.75
	Asset-backed securities	$459		Discounted cash flows	Discount margins	0.66%	6.96%	3.31%
	Obligations related to securities sold short		$ 4		Yields	0.03%	1.20%	0.89%
					Default rates	1.00%	5.00%	2.84%
					Prepayment rates	15.00%	30.00%	22.09%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.36%	4.61%	3.16%
	U.S. state, municipal and agencies debt Asset-backed securities	1,615			Default rates	9.00%	10.00%	9.65%
		162			Prepayment rates	4.00%	8.00%	5.07%
					Recovery rates	40.00%	97.50%	81.86%
Corporate debt				Price-based	Prices	$1.01	$107.57	$96.42
	Corporate debt and other debt	122		Discounted cash flows	Yields	0.51%	9.00%	3.35%
	Loans	460			Credit spreads	3.45%	5.56%	3.65%
	Obligations related to securities sold short		12		Capitalization rates	6.31%	14.14%	10.23%
Government debt and municipal bonds				Price-based	Prices	$19.38	$103.99	$99.37
	U.S. state, municipal and agencies debt	484		Discounted cash flows	Yields	0.01%	47.27%	2.73%
	Other OECD government debt	11
	Corporate debt and other debt	1,641
Bank funding and deposits				Discounted cash flows	Funding spreads	0.45%	0.45%	0.45%
	Deposits		176
	Subordinated debentures		–
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.00X	5.90X	5.73X
	Equities	1,209		Price-based	P/E multiples	15.83X	15.83X	15.83X
	Derivative-related assets	10			EV/Rev multiples	1.70X	6.10X	5.51X
	Derivative-related liabilities		495		Liquidity discounts (6)	30.00%	30.00%	30.00%
					Net Asset Values / Prices (7)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (8)				Discounted cash flows	Interest rates	3.16%	3.16%	Even
	Derivative-related assets	379		Option pricing model	CPI swap rates	1.87%	2.48%	Even
	Deposits		–		Funding spreads	0.45%	0.45%	Even
	Derivative-related liabilities		743		Interest rate (IR)-IR correlations	19.00%	67.00%	Even
					Foreign exchange (FX)-IR
					correlations	29.00%	56.00%	Even
					FX-FX correlations	75.00%	75.00%	Even
					IR Volatilities	15.00%	24.66%	Upper
Equity derivatives and equity-linked structured notes (8)				Discounted cash flows	Dividend yields	0.02%	13.60%	Lower
	Derivative-related assets	345		Option pricing model	Funding spreads	0.39%	0.45%	Even
	Deposits		444		Equity (EQ)-EQ correlations	7.40%	97.40%	Middle
	Derivative-related liabilities		434		EQ-FX correlations	(72.00)%	45.00%	Middle
					EQ Volatilities	1.00%	127.00%	Lower
Other (9)
	Mortgage-backed securities	21
	Derivative-related assets	119
	Derivative-related liabilities		209
	Other Liabilities		(2)
Total		$7,037	$ 2,515

Royal Bank of Canada        Third Quarter 2014        67

As at April 30, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3), (4)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (5)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$72.22	$102.13	$88.55
	Asset-backed securities	$548		Discounted cash flows	Discount margins	0.74%	7.76%	3.45%
	Obligations related to securities sold short		$ 25		Yields	2.00%	2.00%	2.00%
					Default rates	1.00%	5.00%	2.00%
					Prepayment rates	15.00%	30.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.47%	4.58%	3.25%
	U.S. state, municipal and agencies debt	1,599			Default rates	9.00%	10.00%	9.65%
	Asset-backed securities	153			Prepayment rates	4.00%	8.00%	5.02%
					Recovery rates	40.00%	97.50%	81.87%
Corporate debt				Price-based	Prices	$0.01	$117.03	$88.98
	Corporate debt and other debt	327		Discounted cash flows	Yields	3.23%	8.29%	4.79%
	Loans	464			Credit spreads	0.70%	5.10%	4.14%
	Obligations related to securities sold short		–		Capitalization rates	6.33%	14.76%	10.55%
Government debt and municipal bonds				Price-based	Prices	$18.73	$129.60	$98.34
	U.S. state, municipal and agencies debt	541		Discounted cash flows	Yields	0.02%	21.95%	1.64%
	Other OECD government debt	–
	Corporate debt and other debt	1,705
Bank funding and deposits				Discounted cash flows	Funding spreads	0.00%	0.50%	0.50%
	Deposits		4,865
	Subordinated debentures		112
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.00X	5.90X	5.73X
	Equities	1,321		Price-based	P/E multiples	15.08X	15.08X	15.08X
	Derivative-related assets	–			EV/Rev multiples	1.70X	6.90X	5.03X
	Derivative-related liabilities		494		Liquidity discounts (6)	20.00%	30.00%	28.05%
					Net Asset Values / Prices (7)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (8)				Discounted cash flows	Interest rates	3.24%	3.35%	Lower
	Derivative-related assets	245		Option pricing model	CPI swap rates	1.77%	2.35%	Even
	Deposits		207		Funding spreads	0.48%	0.50%	Upper
	Derivative-related liabilities		797		Interest rate (IR)-IR correlations	19.00%	67.00%	Even
					Foreign exchange (FX)-IR
					correlations	29.00%	56.00%	Even
					FX-FX correlations	75.00%	75.00%	Even
					IR Volatilities	18.21%	38.50%	Upper
Equity derivatives and equity-linked structured notes (8)				Discounted cash flows	Dividend yields	0.02%	15.56%	Lower
	Derivative-related assets	354		Option pricing model	Funding spreads	0.48%	0.52%	Even
	Deposits		526		Equity (EQ)-EQ correlations	7.40%	99.00%	Middle
	Derivative-related liabilities		514		EQ-FX correlations	(72.30)%	49.70%	Middle
					EQ Volatilities	3.00%	153.00%	Lower
Other (9)
	Mortgage-backed securities	36
	Derivative-related assets	48
	Derivative-related liabilities		131
	Other Liabilities		1
Total		$7,341	$ 7,672

(1)	The acronyms stand for the following: (i) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (ii) Price / Earnings (P/E); (iii) Enterprise Value (EV); (iv) Revenue (Rev); and (v) Consumer Price Index (CPI).
(2)	Comparative information relating to periods before November 1, 2013 is not required by IFRS 13.
(3)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(4)	Price-based inputs are significant for certain debt securities, and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(5)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(6)	Fair value of securities with liquidity discount inputs totalled $68 million (April 30, 2014 — $96 million).
(7)	Net Asset Value (NAV) of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. The NAVs of the funds and the corresponding equity derivatives referenced to NAVs are not considered observable as we cannot redeem certain of these hedge funds at NAV prior to the next quarter end. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(8)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(9)	Other primarily includes certain insignificant instruments such as commodity derivatives, foreign exchange derivatives, credit derivatives and bank-owned life insurance.

68        Royal Bank of Canada        Third Quarter 2014

Note 3 Fair value of financial instruments (continued)

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Yield, credit spreads/discount margins

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement and vice versa. A credit spread/discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The credit spread/discount margin therefore represents the discount rate used to present value future cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The credit spread or discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the credit spread or discount margin will result in a decrease in fair value, and vice versa.

Funding spread

Funding spreads are credit spreads specific to our funding or deposit rates. A decrease in funding spreads, on its own, will increase fair value of our liabilities, and vice versa.

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decreasing default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates

A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the then current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the then current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates

A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the percentage of the recovered amount divided by the loan balance due. The inverse concept of recovery is loss severity. Loss severity is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the percentage of the loss amount divided by the loan balance due. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Capitalization rates

A capitalization rate is a rate of return on a real estate property investment calculated by dividing a property’s income by the property’s value. A lower capitalization rate increases the property value, and vice versa.

Volatility rates

Volatility measures the potential variability of future prices and is often measured as the standard deviation of price movements. Volatility is an input to option pricing models used to value derivatives and issued structured notes. Volatility is used in valuing equity, interest rate, commodity and foreign exchange options. A higher volatility rate means that the underlying price or rate movements are more likely to occur. Higher volatility rates may increase or decrease an option’s fair value depending on the option’s terms. The determination of volatility rates is dependent on various factors, including but not limited to, the underlying’s market price, the strike price and maturity.

Dividend yields

A dividend yield is the underlying equity’s expected dividends expressed as an annual percentage of its price. Dividend yield is used as an input for forward equity price and option models. Higher dividend yields will decrease the forward price, and vice versa. A higher dividend yield will increase or decrease an option’s value, depending on the option’s terms.

Correlation rates

Correlation is the linear relationship between the movements in two different variables. Correlation is an input to the valuation of derivative contracts and issued structured notes when an instrument’s payout is determined by correlated variables. When variables are positively correlated, an increase in one variable will result in an increase in the other variable. When variables are negatively correlated, an increase in one variable will result in a decrease in the other variable. The referenced variables can be within a single asset class or market (equity, interest rate, commodities, credit and foreign exchange) or between variables in different asset classes (equity to foreign exchange, or interest rate to foreign exchange, etc.). Changes in correlation will either increase or decrease a financial instrument’s fair value depending on the terms of its contractual payout.

Interest rates

An interest rate is the percentage amount charged on a principal or notional amount. Increasing interest rates will decrease the discounted cash flow value of a financial instrument, and vice versa.

Consumer Price Index swap rates

A Consumer Price Index (CPI) swap rate is expressed as a percentage of an increase in the average price of a basket of consumer goods and services, such as transportation, food and medical care. An increase in the CPI swap rate will cause inflation swap payments to be larger, and vice versa.

Royal Bank of Canada        Third Quarter 2014        69

EV/EBITDA multiples, P/E multiples, EV/Rev multiples, and liquidity discounts

Private equity valuation inputs include EV/EBITDA multiples, P/E multiples and EV/Rev multiples. These are used to calculate either enterprise value or share value of a company based on a multiple of earnings or revenue estimates. Higher multiples equate to higher fair values for all multiple types, and vice versa. A liquidity discount may be applied when few or no transactions exist to support the valuations.

Interrelationships between unobservable inputs

Unobservable inputs of Auction Rate Securities (ARS), including the above discount margin, default rate, prepayment rate, recovery and loss severity rates, may not be independent of each other. The discount margin of ARS can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase. Prepayments may cause fair value to either increase or decrease.

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended July 31, 2014
(Millions of Canadian dollars)	Fair value May 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$21	$–	$–	$3	$(16)	$–	$(1)	$7	$ –
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	36	(1)	–	16	(24)	–	(6)	21	–
Asset-backed securities
CDOs	18	6	(4)	58	(7)	–	–	71	4
Non-CDO securities	433	–	(3)	342	(467)	–	(3)	302	–
Corporate debt and other debt	455	(1)	(3)	53	(299)	–	(8)	197	–
Equities	218	1	(1)	16	(10)	1	(61)	164	(1)
	1,181	5	(11)	488	(823)	1	(79)	762	3
Available-for-sale
U.S. state, municipal and agencies debt	2,119	–	28	–	(55)	–	–	2,092	n.a.
Other OECD government debt	–	–	–	–	11	–	–	11	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities								–
CDOs	81	–	–	–	(8)	–	(2)	71	n.a.
Non-CDO securities	169	–	8	–	–	–	–	177	n.a.
Corporate debt and other debt	1,577	–	5	698	(714)	–	–	1,566	n.a.
Equities	1,103	27	(16)	11	(80)	–	–	1,045	n.a.
	5,049	27	25	709	(846)	–	(2)	4,962	n.a.
Loans – Wholesale	464	(1)	(2)	–	(1)	–	–	460	–
Other
Net derivative balances (3)
Interest rate contracts	(548)	(21)	3	14	(1)	82	112	(359)	(40)
Foreign exchage contracts	24	(7)	–	–	(1)	–	(1)	15	(7)
Credit derivatives	(5)	(8)	–	–	8	–	–	(5)	(1)
Other contracts	(636)	(54)	4	(17)	29	(36)	118	(592)	(59)
Valuation adjustments	(124)	(4)	1	–	41	–	(1)	(87)	(6)
Other assets	–	–	–	–	–	–	–	–	–
	$5,405	$(63)	$20	$1,194	$(1,594)	$47	$147	$5,156	$ (110)
Liabilities
Deposits
Personal	$(526)	$(12)	$4	$(134)	$46	$(33)	$211	$(444)	$ 1
Business and government	(5,072)	(24)	10	(169)	159	–	4,920	(176)	(3)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(25)	–	–	(45)	54	–	–	(16)	–
Other liabilities	(1)	(2)	–	–	5	–	–	2	2
Subordinated debentures	(112)	1	(1)	–	–	–	112	–	1
	$(5,736)	$(37)	$13	$(348)	$264	$(33)	$5,243	$(634)	$ 1

70        Royal Bank of Canada        Third Quarter 2014

Note 3 Fair value of financial instruments (continued)

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Fair value February 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$4	$–	$(1)	$19	$(6)	$5	$–	$21	$ –
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	30	1	(1)	49	(26)	1	(18)	36	–
Asset-backed securities
CDOs	19	–	–	10	(3)	7	(15)	18	–
Non-CDO securities	297	–	(4)	646	(516)	16	(6)	433	(2)
Corporate debt and other debt	389	4	2	154	(62)	–	(32)	455	2
Equities	185	(1)	(2)	56	(20)	–	–	218	(1)
	924	4	(6)	934	(633)	29	(71)	1,181	(1)
Available-for-sale
U.S. state, municipal and agencies debt	2,160	–	(15)	–	(17)	–	(9)	2,119	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	93	–	1	–	(13)	–	–	81	n.a.
Non-CDO securities	171	–	(1)	–	(1)	–	–	169	n.a.
Corporate debt and other debt	1,837	–	(36)	284	(439)	–	(69)	1,577	n.a.
Equities	1,064	38	12	13	(24)	–	–	1,103	n.a.
	5,325	38	(39)	297	(494)	–	(78)	5,049	n.a.
Loans – Wholesale	447	(3)	(6)	27	(1)	–	–	464	(3)
Other
Net derivative balances (3)
Interest rate contracts	(409)	(49)	(3)	1	(13)	–	(75)	(548)	(47)
Foreign exchange contracts	45	(20)	(1)	–	2	(2)	–	24	(15)
Credit derivatives	(5)	(9)	–	–	9	–	–	(5)	(2)
Other contracts	(644)	22	9	(19)	42	(42)	(4)	(636)	43
Valuation adjustments	(80)	1	(1)	–	(106)	–	62	(124)	–
Other assets	–	–	–	–	–	–	–	–	–
	$5,603	$(16)	$(47)	$1,240	$(1,194)	$(15)	$(166)	$5,405	$ (25)
Liabilities
Deposits
Personal	$(516)	$(11)	$1	$(133)	$51	$(74)	$156	$(526)	$ (7)
Business and government	(4,762)	(108)	42	(769)	63	–	462	(5,072)	(111)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(10)	1	–	(84)	68	–	–	(25)	–
Other liabilities	16	39	(1)	–	(55)	–	–	(1)	(17)
Subordinated debentures	(112)	(1)	1	–	–	–	–	(112)	(1)
	$(5,384)	$(80)	$43	$(986)	$127	$(74)	$618	$(5,736)	$ (136)

Royal Bank of Canada        Third Quarter 2014        71

	For the three months ended July 31, 2013
(Millions of Canadian dollars)	Fair value May 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in Other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2013 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$64	$1	$1	$101	$(123)	$(2)	$(2)	$40	$ –
Other OECD government debt	1	–	–	162	–	–	–	163	–
Mortgage-backed securities	43	2	1	15	(19)	11	(1)	52	2
Asset-backed securities
CDOs	31	2	1	–	(12)	–	(7)	15	2
Non-CDO securities	255	(2)	3	1,375	(1,418)	2	(26)	189	–
Corporate debt and other debt	677	(13)	1	143	(331)	11	(10)	478	(10)
Equities	196	–	4	10	(26)	1	–	185	7
	1,267	(10)	11	1,806	(1,929)	23	(46)	1,122	1
Available-for-sale
U.S. state, municipal and agencies debt	1,784	5	21	–	(135)	9	–	1,684	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,740	1	29	–	(248)	–	(1,430)	92	n.a.
Non-CDO securities	309	(1)	15	–	(66)	–	–	257	n.a.
Corporate debt and other debt	1,639	–	32	272	(274)	–	–	1,669	n.a.
Equities	885	15	44	6	(28)	–	–	922	n.a.
	6,357	20	141	278	(751)	9	(1,430)	4,624	n.a.
Loans – Wholesale	547	–	10	72	(37)	–	–	592	(5)
Other
Net derivative balances (3)
Interest rate contracts	(542)	134	(2)	3	(8)	(4)	–	(419)	237
Foreign exchange contracts	(211)	64	6	(1)	1	–	1	(140)	–
Credit derivatives	(12)	(7)	–	–	13	–	–	(6)	(2)
Other contracts	(885)	(8)	(15)	53	(14)	(2)	28	(843)	26
Valuation adjustments	(210)	28	–	–	26	–	–	(156)	43
Other assets	12	(1)	–	–	–	–	–	11	–
	$6,323	$220	$151	$2,211	$(2,699)	$26	$(1,447)	$4,785	$ 300
Liabilities
Deposits
Personal	$(6,936)	$(95)	$(97)	$(2,156)	$1,528	$(64)	$19	$(7,801)	$ (39)
Business and government	(3,002)	139	(59)	(638)	94	–	124	(3,342)	32
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(5)	–	–	6	(5)	(3)	1	(6)	–
Other liabilities	(86)	70	(3)	–	–	–	–	(19)	67
Subordinated debentures	(108)	1	(1)	–	–	–	–	(108)	1
	$(10,137)	$115	$(160)	$(2,788)	$1,617	$(67)	$144	$(11,276)	$ 61

72        Royal Bank of Canada        Third Quarter 2014

Note 3 Fair value of financial instruments (continued)

	For the nine months ended July 31, 2014
(Millions of Canadian dollars)	Fair value November 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$22	$–	$1	$34	$(51)	$5	$(4)	$7	$ –
Other OECD government debt	370	–	(4)	–	–	–	(366)	–	–
Mortgage-backed securities	28	(1)	1	82	(62)	1	(28)	21	–
Asset-backed securities
CDOs	31	14	(4)	74	(36)	7	(15)	71	4
Non-CDO securities	260	2	9	1,651	(1,624)	16	(12)	302	–
Corporate debt and other debt	415	(3)	30	285	(480)	–	(50)	197	(2)
Equities	183	6	9	79	(61)	9	(61)	164	(11)
	1,309	18	42	2,205	(2,314)	38	(536)	762	(9)
Available-for-sale
U.S. state, municipal and agencies debt	2,014	–	159	–	(72)	–	(9)	2,092	n.a.
Other OECD government debt	–	–	–	–	11	–	–	11	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	103	–	11	–	(33)	–	(10)	71	n.a.
Non-CDO securities	180	(4)	20	–	(19)	–	–	177	n.a.
Corporate debt and other debt	1,673	–	75	1,221	(1,334)	–	(69)	1,566	n.a.
Equities	969	74	105	33	(136)	–	–	1,045	n.a.
	4,939	70	370	1,254	(1,583)	–	(88)	4,962	n.a.
Loans – Wholesale	414	2	18	27	(1)	–	–	460	(29)
Other
Net derivative balances (3)
Interest rate contracts	(458)	(74)	(2)	29	(13)	82	77	(359)	(111)
Foreign exchage contracts	(117)	(15)	–	–	1	(2)	148	15	(11)
Credit derivatives	(5)	(23)	(2)	–	25	–	–	(5)	(4)
Other contracts	(869)	5	(36)	(50)	90	(129)	397	(592)	(52)
Valuation adjustments	(105)	5	(1)	–	(65)	–	79	(87)	(7)
Other assets	11	–	–	–	–	–	(11)	–	–
	$5,119	$(12)	$389	$3,465	$(3,860)	$(11)	$66	$5,156	$ (223)
Liabilities
Deposits
Personal	$(1,036)	$(10)	$(52)	$(441)	$171	$(147)	$1,071	$(444)	$ (1)
Business and government	(3,933)	(177)	(186)	(1,551)	261	–	5,410	(176)	(20)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(16)	1	(1)	(147)	147	–	–	(16)	–
Other liabilities	(3)	51	–	–	(50)	–	4	2	–
Subordinated debentures	(109)	–	(3)	–	–	–	112	–	–
	$(5,097)	$(135)	$(242)	$(2,139)	$529	$(147)	$6,597	$(634)	$ (21)

Royal Bank of Canada        Third Quarter 2014        73

	For the nine months ended July 31, 2013
(Millions of Canadian dollars)	Fair value November 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value July 31, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended July 31, 2013 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$99	$3	$1	$339	$(433)	$34	$(3)	$40	$–
Other OECD government debt	375	–	–	362	(168)	–	(406)	163	–
Mortgage-backed securities	55	8	1	19	(37)	21	(15)	52	2
Asset-backed securities
CDOs	59	10	1	–	(48)	–	(7)	15	9
Non-CDO securities	23	(2)	4	3,835	(3,682)	70	(59)	189	(1)
Corporate debt and other debt	397	4	(4)	526	(456)	74	(63)	478	5
Equities	302	11	6	41	(178)	3	–	185	15
	1,310	34	9	5,122	(5,002)	202	(553)	1,122	30
Available-for-sale
U.S. state, municipal and agencies debt	1,906	5	43	–	(279)	9	–	1,684	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,996	2	58	–	(534)	–	(1,430)	92	n.a.
Non-CDO securities	645	(3)	28	–	(413)	–	–	257	n.a.
Corporate debt and other debt	1,446	3	43	1,063	(906)	20	–	1,669	n.a.
Equities	948	63	2	10	(101)	–	–	922	n.a.
	6,941	70	174	1,073	(2,233)	29	(1,430)	4,624	n.a.
Loans – Wholesale	403	3	14	288	(116)	–	–	592	(9)
Other
Net derivative balances (3)
Interest rate contracts	(487)	117	(2)	23	(69)	(4)	3	(419)	169
Foreign exchange contracts	(198)	26	21	19	(12)	13	(9)	(140)	–
Credit derivatives	(22)	(14)	–	–	30	–	–	(6)	(7)
Other contracts	(1,052)	(148)	(23)	177	75	(56)	184	(843)	24
Valuation adjustments	(282)	107	–	(5)	26	(2)	–	(156)	98
Other assets	14	(3)	–	–	–	–	–	11	1
	$6,627	$192	$193	$6,697	$(7,301)	$182	$(1,805)	$4,785	$306
Liabilities
Deposits
Personal	$(6,840)	$(444)	$34	$(5,773)	$5,196	$(64)	$90	$(7,801)	$(160)
Business and government	(2,519)	40	(46)	(1,372)	382	–	173	(3,342)	(126)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(8)	10	–	(66)	61	(8)	5	(6)	–
Other liabilities	(101)	82	(3)	–	3	–	–	(19)	82
Subordinated debentures	(122)	(7)	21	–	–	–	–	(108)	(7)
	$(9,590)	$(319)	$6	$(7,211)	$5,642	$(72)	$268	$(11,276)	$(211)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on AFS securities were $38 million recognized in OCI for the three months ended July 31, 2014 (April 30, 2014 – gains of $41 million; July 31, 2013 – gains of $17 million) and gains of $142 million for the nine months ended July 31, 2014 (July 31, 2013 – $nil), excluding the translation gains or losses arising on consolidation.

(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at July 31, 2014 included derivative assets of $853 million (April 30, 2014– $647 million; October 31, 2013 – $1,194 million; July 31, 2013 – $781 million) and derivative liabilities of $1,881 million (April 30, 2014 – $1,936 million; October 31, 2013 – $2,748 million; July 31, 2013 – $2,345 million).

74        Royal Bank of Canada        Third Quarter 2014

Note 3 Fair value of financial instruments (continued)

Total realized/ unrealized gains (losses) of Level 3 instruments recognized in earnings (1)
	For the three months ended						For the nine months ended
	July 31, 2014			April 30, 2014			July 31, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Trading revenue	$165	$(282)	$(117)	$174	$(300)	$(126)	$642	$(835)	$(193)
Net gain on available-for-sale securities	26	–	26	38	–	38	69	–	69
Credit fees and Other	(1)	(8)	(9)	(1)	(7)	(8)	(2)	(21)	(23)
	$190	$(290)	$(100)	$211	$(307)	$(96)	$709	$(856)	$(147)

Changes in unrealized gains (losses) recognized in earnings for assets and liabilities still held at period ends (1)
	For the three months ended						For the nine months ended
	July 31, 2014			April 30, 2014			July 31, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Trading revenue	$60	$(168)	$(108)	$63	$(223)	$(160)	$105	$(347)	$(242)
Credit fees and Other	(1)	–	(1)	(2)	1	(1)	(2)	–	(2)
	$59	$(168)	$(109)	$61	$(222)	$(161)	$103	$(347)	$(244)

(1)	Comparative information relating to periods before November 1, 2013 is not required by IFRS 13.

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow model (Level 2). For the three months ended July 31, 2014, $370 million of certain government bonds reported in Trading and Available-for-sale U.S. state, municipal and agencies debt, and $269 million included in Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances (April 30, 2014 – $585 million and $150 million; January 31, 2014 – $552 million and $191 million).

During the three months ended July 31, 2014, significant transfers out of Level 3 to Level 2 included: (i) $5,032 million of certain promissory and structured notes in Business and government deposits and Subordinated debentures as the funding spread became observable; (ii) certain equity-linked notes of $211 million in Personal deposits as the unobservable inputs did not significantly affect their fair values; (iii) over-the-counter equity options of $187 million derivative-related assets and $263 million derivative related liabilities for a net balance of $76 million in Other contracts as the unobservable inputs did not significantly affect their fair values; and (iv) interest rate derivative net liabilities of $112 million due to increase in observability of swap rates.

During the three months ended April 30, 2014, significant transfers out of Level 3 to Level 2 included: (i) over-the-counter equity options of $668 million derivative-related assets and $660 million derivative related liabilities for a net balance of $8 million in Other contracts due to increased equity volatility observability; (ii) municipal guaranteed investment certificates of $462 million in Business and government deposits as yields became observable; and (iii) certain equity-linked notes of $156 million in Personal deposits as the unobservable inputs did not significantly affect their fair values.

During the three months ended January 31, 2014, significant transfers out of Level 3 to Level 2 included: (i) Other OECD government debt of $366 million due to improved price transparency; (ii) certain equity-linked notes of $704 million in Personal deposits; (iii) bank-owned life insurance portfolio of $311 million backed by underlying assets with observable prices; and (iv) cross currency swaps of $149 million in Net derivative balances due to shorter maturities.

Positive and negative fair value movements of Level 3 financial instruments measured on a recurring basis from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

Royal Bank of Canada        Third Quarter 2014        75

	As at
	July 31, 2014			April 30, 2014
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$7	$–	$–	$21	$–	$–
Other OECD government debt	–	–	–	–	–	–
Mortgage-backed securities	21	2	(2)	36	2	(2)
Asset-backed securities	373	11	(12)	451	12	(15)
Corporate debt and other debt	197	4	(4)	455	41	(34)
Equities	164	–	–	218	3	(3)
Available-for-sale
U.S. state, municipal and agencies debt	2,092	42	(74)	2,119	26	(75)
Other OECD government debt	11	–	–	–	–	–
Asset-backed securities	248	12	(17)	250	11	(16)
Corporate debt and other debt	1,566	10	(10)	1,577	10	(11)
Equities	1,045	21	(20)	1,103	18	(22)
Loans	460	9	(9)	464	1	(13)
Derivatives	853	29	(22)	647	29	(23)
	$7,037	$140	$(170)	$7,341	$153	$(214)
Deposits	(620)	10	(10)	(5,598)	75	(43)
Derivatives	(1,881)	38	(57)	(1,936)	45	(62)
Other, securities sold short, other liabilities and subordinated debentures	(14)	–	–	(138)	4	(3)
	$(2,515)	$48	$(67)	$(7,672)	$124	$(108)

	As at
	October 31, 2013			July 31, 2013
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$22	$–	$(1)	$40	$–	$–
Other OECD government debt	370	–	–	163	–	–
Mortgage-backed securities	28	1	(2)	52	1	(1)
Asset-backed securities	291	3	(3)	204	3	(2)
Corporate debt and other debt	415	42	(32)	478	49	(37)
Equities	183	–	–	185	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,014	20	(64)	1,684	29	(53)
Asset-backed securities	283	9	(16)	349	14	(19)
Corporate debt and other debt	1,673	9	(10)	1,669	9	(9)
Equities	969	24	(20)	922	19	(15)
Loans	414	3	(3)	592	4	(4)
Derivatives	1,194	84	(85)	781	80	(82)
Other assets	11	–	–	11	–	–
	$7,867	$195	$(236)	$7,130	$208	$(222)
Deposits	(4,969)	60	(39)	(11,143)	138	(138)
Derivatives	(2,748)	77	(100)	(2,345)	60	(84)
Other, securities sold short, other liabilities and subordinated debentures	(128)	1	–	(133)	2	(2)
	$(7,845)	$138	$(139)	$(13,621)	$200	$(224)

Sensitivity results

As at July 31, 2014, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $140 million and a reduction of $170 million in fair value, of which $85 million and $112 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $48 million and an increase of $67 million in fair value.

76        Royal Bank of Canada        Third Quarter 2014

Note 3 Fair value of financial instruments (continued)

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs of the Level 3 instruments and our approaches to develop reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt and municipal bonds

The positive and negative sensitivities are determined based on plus or minus one standard deviation of the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Auction Rate Securities

In calculating the sensitivity of these ARS, we decreased the discount margin between 12% and 15% and increased the discount margin between 19% and 37%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market. Changes to the discount margin reflect historic monthly movements in the student loan asset-back securities market.

Private equities, hedge fund investments and related equity derivatives

NAVs of the private equity positions, hedge funds and related equity derivatives are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.

Interest rate derivatives

Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of these inputs, and an amount based on model and parameter uncertainty, where applicable.

Equity derivatives

Sensitivity of the Level 3 position will be determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.

Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes

Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Municipal guaranteed investment certificates	Sensitivity is calculated using plus or minus one standard deviation of the funding curve bid-offer spread.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	July 31, 2014				April 30, 2014
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,788	$340	$(1)	$12,127	$10,242	$328	$(2)	$10,568
Provincial and municipal	817	6	(1)	822	632	6	(1)	637
U.S. state, municipal and agencies debt (3)	7,169	24	(115)	7,078	7,495	8	(137)	7,366
Other OECD government debt	13,687	13	(2)	13,698	12,272	10	(2)	12,280
Mortgage-backed securities	128	6	–	134	150	7	–	157
Asset-backed securities
CDOs	932	31	(2)	961	1,078	37	(3)	1,112
Non-CDO securities	581	5	(71)	515	520	4	(80)	444
Corporate debt and other debt	9,135	50	(15)	9,170	8,631	44	(18)	8,657
Equities	1,368	375	(18)	1,725	1,358	384	(6)	1,736
Loan substitute securities	125	4	(1)	128	125	2	(1)	126
	$45,730	$854	$(226)	$46,358	$42,503	$830	$(250)	$43,083

Royal Bank of Canada        Third Quarter 2014        77

	As at
	October 31, 2013				July 31, 2013
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$9,572	$340	$(2)	$9,910	$9,728	$336	$(2)	$10,062
Provincial and municipal	665	3	(1)	667	641	3	(3)	641
U.S. state, municipal and agencies debt (3)	6,422	9	(153)	6,278	5,798	7	(160)	5,645
Other OECD government debt	10,939	14	(4)	10,949	10,427	19	(5)	10,441
Mortgage-backed securities	130	10	(1)	139	197	11	(1)	207
Asset-backed securities
CDOs	1,343	58	(4)	1,397	1,458	68	(4)	1,522
Non-CDO securities	545	3	(85)	463	580	9	(94)	495
Corporate debt and other debt	7,031	49	(29)	7,051	5,933	37	(30)	5,940
Equities	1,407	312	(13)	1,706	1,472	264	(13)	1,723
Loan substitute securities	125	3	(1)	127	125	9	(1)	133
	$38,179	$801	$(293)	$38,687	$36,359	$763	$(313)	$36,809

(1)	Includes $681 million held-to-maturity securities as at July 31, 2014 (April 30, 2014 – $387 million; October 31, 2013 – $401 million; July 31, 2013 – $487 million).
(2)	The majority of the MBS are residential. Cost/Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $24 million, $1 million, $nil, and $25 million, respectively as at July 31, 2014 (April 30, 2014 – $32 million, $1 million, $nil, and $33 million; October 31, 2013 – $34 million, $1 million, $nil, and $35 million; July 31, 2013 – $36 million, $1 million, nominal, and $37 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, and MBS and ABS issued by U.S. government agencies.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered.

The total cost/amortized cost of the AFS portfolio, as at July 31, 2014, increased by $3,227 million or 8% compared to April 30, 2014. The increase is largely due to net purchases of Canadian government debt and Other OECD government debt.

Gross unrealized gains of $854 million, as of July 31, 2014, increased by $24 million or 3% compared to April 30, 2014. This increase is mainly due to fair value improvements in Canadian government debt as a result of lower long term interest rates.

Gross unrealized losses of $226 million, as of July 31, 2014, decreased by $24 million or 10% compared to April 30, 2014. The improvement is primarily due to fair value improvements of certain U.S. State, municipal and agencies debt and Asset-backed securities from tightening credit spreads.

Management believes that there is no objective evidence of impairment on the above-mentioned securities that are in an unrealized loss position as at July 31, 2014.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity securities as at July 31, 2014.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Realized gains	$39	$77	$37	$156	$171
Realized losses	(1)	(1)	(6)	(9)	(13)
Impairment losses	(2)	(5)	(4)	(17)	(21)
	$36	$71	$27	$130	$137

(1)	The following related to our insurance operations are excluded from Net gain (loss) on AFS securities and included in Insurance premiums, investment and fee income on the Consolidated Statement of Income: Realized gains for the three months ended July 31, 2014 were $1 million (April 30, 2014 – $3 million; July 31, 2013 – $1 million); Realized gains for the nine months ended July 31, 2014 were $10 million (July 31, 2013 – $1 million). There were no realized losses for the three months ended July 31, 2014 (April 30, 2014 – $1 million; July 31, 2013 – $nil). Realized losses for the nine months ended July 31, 2014 were $1 million (July 31, 2013 – $nil). There were no impairment losses related to our insurance operations for the three or nine months ended July 31, 2014 and July 31, 2013.

Net gain (loss) on available-for-sale securities

During the three months ended July 31, 2014, $36 million of net gains were recognized in Non-interest income as compared to $71 million in the prior quarter and $27 million in the prior year. The current period reflects net realized gains of $38 million mainly comprised of distributions from and gains on sale of certain Equities. Partially offsetting the net realized gains are $2 million of impairment losses on certain Equities.

For the nine months ended July 31, 2014, $130 million of net gains were recognized in Non-interest income as compared to $137 million in the prior year. The current period reflects net realized gain of $147 million mainly comprised of distributions from and gains on sale of certain Equities, redemption and restructuring of certain Asset-backed securities, and sale of certain Canadian government debt. Partially offsetting the net realized gains are $17 million of impairment losses on certain Equities.

78        Royal Bank of Canada        Third Quarter 2014

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended July 31, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$167	$10	$(7)	$1	$(7)	$18	$182
Personal	534	111	(133)	26	(5)	–	533
Credit cards	386	89	(119)	29	–	–	385
Small business	66	8	(10)	3	–	(1)	66
	1,153	218	(269)	59	(12)	17	1,166
Wholesale
Business	728	65	(30)	14	(8)	(11)	758
Bank (1)	2	–	–	–	–	–	2
	730	65	(30)	14	(8)	(11)	760
Total allowance for loan losses	1,883	283	(299)	73	(20)	6	1,926
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$1,974	$283	$(299)	$73	$(20)	$6	$2,017
Individually assessed	147	39	(6)	9	(5)	5	189
Collectively assessed	1,827	244	(293)	64	(15)	1	1,828
Total allowance for credit losses	$1,974	$283	$(299)	$73	$(20)	$6	$2,017

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$166	$9	$(6)	$–	$(6)	$4	$167
Personal	611	90	(184)	28	(7)	(4)	534
Credit cards	384	91	(119)	28	–	2	386
Small business	67	11	(13)	2	–	(1)	66
	1,228	201	(322)	58	(13)	1	1,153
Wholesale
Business	749	43	(52)	4	(10)	(6)	728
Bank (1)	2	–	–	–	–	–	2
	751	43	(52)	4	(10)	(6)	730
Total allowance for loan losses	1,979	244	(374)	62	(23)	(5)	1,883
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,070	$244	$(374)	$62	$(23)	$(5)	$1,974
Individually assessed	221	30	(95)	–	(7)	(2)	147
Collectively assessed	1,849	214	(279)	62	(16)	(3)	1,827
Total allowance for credit losses	$2,070	$244	$(374)	$62	$(23)	$(5)	$1,974

	For the three months ended July 31, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$125	$6	$(2)	$1	$(7)	$20	$143
Personal	540	97	(122)	27	(5)	(1)	536
Credit cards	393	89	(120)	31	–	(8)	385
Small business	73	7	(10)	2	–	–	72
	1,131	199	(254)	61	(12)	11	1,136
Wholesale
Business	833	68	(127)	27	(10)	(8)	783
Bank (1)	2	–	–	–	–	–	2
	835	68	(127)	27	(10)	(8)	785
Total allowance for loan losses	1,966	267	(381)	88	(22)	3	1,921
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,057	$267	$(381)	$88	$(22)	$3	$2,012
Individually assessed	268	35	(99)	22	(7)	(3)	216
Collectively assessed	1,789	232	(282)	66	(15)	6	1,796
Total allowance for credit losses	$2,057	$267	$(381)	$88	$(22)	$3	$2,012

Royal Bank of Canada        Third Quarter 2014        79

	For the nine months ended July 31, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ Other	Balance at end of period
Retail
Residential mortgages	$151	$31	$(20)	$1	$(20)	$39	$182
Personal	583	341	(438)	78	(17)	(14)	533
Credit cards	385	265	(349)	83	–	1	385
Small business	61	33	(33)	7	(1)	(1)	66
	1,180	670	(840)	169	(38)	25	1,166
Wholesale
Business	777	149	(152)	26	(28)	(14)	758
Bank (1)	2	–	–	–	–	–	2
	779	149	(152)	26	(28)	(14)	760
Total allowance for loan losses	1,959	819	(992)	195	(66)	11	1,926
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,050	$819	$(992)	$195	$(66)	$11	$2,017
Individually assessed	240	97	(149)	13	(18)	6	189
Collectively assessed	1,810	722	(843)	182	(48)	5	1,828
Total allowance for credit losses	$2,050	$819	$(992)	$195	$(66)	$11	$2,017

	For the nine months ended July 31, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$124	$26	$(13)	$2	$(19)	$23	$143
Personal	543	297	(366)	71	(12)	3	536
Credit cards	403	271	(354)	83	–	(18)	385
Small business	72	23	(28)	7	(1)	(1)	72
	1,142	617	(761)	163	(32)	7	1,136
Wholesale
Business	852	286	(362)	43	(33)	(3)	783
Bank (1)	2	–	–	–	–	–	2
	854	286	(362)	43	(33)	(3)	785
Total allowance for loan losses	1,996	903	(1,123)	206	(65)	4	1,921
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,087	$903	$(1,123)	$206	$(65)	$4	$2,012
Individually assessed	298	213	(296)	26	(22)	(3)	216
Collectively assessed	1,789	690	(827)	180	(43)	7	1,796
Total allowance for credit losses	$2,087	$903	$(1,123)	$206	$(65)	$4	$2,012

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

Loans past due but not impaired

	As at
	July 31, 2014				April 30, 2014
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,201	$1,292	$299	$4,792	$2,769	$1,282	$321	$4,372
Wholesale	555	251	–	806	504	336	–	840
	$3,756	$1,543	$299	$5,598	$3,273	$1,618	$321	$5,212

	As at
	October 31, 2013				July 31, 2013
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$2,953	$1,358	$329	$4,640	$3,024	$1,211	$299	$4,534
Wholesale	624	303	17	944	423	277	17	717
Total	$3,577	$1,661	$346	$5,584	$3,447	$1,488	$316	$5,251

80        Royal Bank of Canada        Third Quarter 2014

Note 5 Allowance for credit losses and impaired loans (continued)

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	July 31 2014	April 30 2014	October 31 2013	July 31 2013
Retail	$ –	$ –	$ 71	$ –
Wholesale
Business	633	569	815	810
Bank (2)	2	3	3	3
	$ 635	$ 572	$ 889	$ 813

(1)	Average balance of gross individually assessed impaired loans for the three months ended July 31, 2014 was $603 million (April 30, 2014 – $647 million; October 31, 2013 – $851 million; July 31, 2013 – $841 million). For the nine months ended July 31, 2014, average balance of gross individually assessed impaired loans was $704 million (July 31, 2013 – $887 million).

(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	July 31, 2014				April 30, 2014
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$478	$1,419	$41	$70,885	$512	$1,428	$86	$70,607
Liabilities
Derivative instruments	459	284	62	74,291	444	321	40	72,401
Non-derivative instruments	–	–	20,353	–	–	–	19,938	–

	As at
	October 31, 2013				July 31, 2013
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$555	$1,461	$32	$72,774	$713	$1,250	$131	$75,752
Liabilities
Derivative instruments	460	376	95	75,814	432	474	27	79,445
Non-derivative instruments	–	–	17,499	–	–	–	17,238	–

Results of hedge activities recorded in Net income and Other comprehensive income

	For the three months ended
	July 31, 2014						April 30, 2014					July 31, 2013
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income		Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$56		$	n.a.	$	n.a.	$(87)	$	n.a.	$	n.a.	$(617)	$	n.a.	$	n.a.
(Losses) gains on hedged items attributable to the hedged risk	(88)			n.a.		n.a.	60		n.a.		n.a.	580		n.a.		n.a.
Ineffective portion	(32)			n.a.		n.a.	(27)		n.a.		n.a.	(37)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(10)			n.a.		n.a.	2		n.a.		n.a.	17		n.a.		n.a.
Effective portion	n.a	.		n.a.		2	n.a.		n.a.		40	n.a.		n.a.		178
Reclassified to income during the period (1)	n.a	.		5		n.a.	n.a.		2		n.a.	n.a.		11		n.a.
Net investment hedges
Ineffective portion	–			n.a.		n.a.	1		n.a.		n.a.	1		n.a.		n.a.
Foreign currency (losses) gains	n.a	.		n.a.		(203)	n.a.		n.a.		(458)	n.a.		n.a.		553
Gains (losses) from hedges	n.a	.		n.a.		166	n.a.		n.a.		232	n.a.		n.a.		(358)
	$(42)			$5		$(35)	$(24)		$2		$(186)	$(19)		$11		$373

Royal Bank of Canada        Third Quarter 2014        81

	For the nine months ended
	July 31, 2014					July 31, 2013
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$57	$	n.a.	$	n.a.	$(720)	$	n.a.	$	n.a.
(Losses) gains on hedged items attributable to the hedged risk	(147)		n.a.		n.a.	655		n.a.		n.a.
Ineffective portion	(90)		n.a.		n.a.	(65)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(9)		n.a.		n.a.	1		n.a.		n.a.
Effective portion	n.a.		n.a.		(76)	n.a.		n.a.		129
Reclassified to income during the period (1)	n.a.		11		n.a.	n.a.		39		n.a.
Net investment hedges
Ineffective portion	1		n.a.		n.a.	1		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		1,819	n.a.		n.a.		670
(Losses) gains from hedges	n.a.		n.a.		(1,115)	n.a.		n.a.		(416)
	$(98)		$11		$628	$(63)		$39		$383

(1)	After-tax gains of $9 million were reclassified from Other components of equity to income during the three months ended July 31, 2014 (April 30, 2014 – gains of $2 million; July 31, 2013 – gains of $8 million), and gains of $8 million were reclassified during the nine months ended July 31, 2014 (July 31, 2013 – gains of $28 million).

n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	July 31, 2014				April 30, 2014
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$13,832	$25,052	$33,939	$72,823	$14,069	$25,606	$32,958	$72,633
Derivative liabilities	15,793	26,695	32,608	75,096	15,038	27,044	31,124	73,206

	As at
	October 31, 2013				July 31, 2013
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$13,695	$27,340	$33,787	$74,822	$15,977	$27,840	$34,029	$77,846
Derivative liabilities	15,672	29,104	31,969	76,745	16,403	31,004	32,971	80,378

Note 7 Significant dispositions

Personal & Commercial Banking

On June 27, 2014, we completed the sale of RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively, RBC Jamaica) to Sagicor Group Jamaica Limited, as previously announced on January 29, 2014. As a result of the transaction, we recorded a total loss on disposal of $100 million (before and after-tax), including a loss of $60 million in the first quarter and $40 million in the third quarter including foreign currency translation losses reclassified from Other components of equity. The loss on disposal has been included in Non-Interest expense – Other.

82        Royal Bank of Canada        Third Quarter 2014

Note 8 Deposits

The following table details our deposit liabilities:

	As at
	July 31, 2014				April 30, 2014
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$117,263	$17,271	$69,893	$204,427	$115,594	$17,279	$69,797	$202,670
Business and government	154,793	2,257	216,943	373,993	152,711	1,821	210,837	365,369
Bank	5,755	10	13,864	19,629	5,177	20	13,886	19,083
	$277,811	$19,538	$300,700	$598,049	$273,482	$19,120	$294,520	$587,122
Non-interest-bearing (4)
Canada	$63,594	$3,521	$–	$67,115	$61,930	$3,553	$–	$65,483
United States	1,788	9	–	1,797	1,227	10	–	1,237
Europe (5)	3,915	2	–	3,917	4,597	3	–	4,600
Other International	5,009	299	–	5,308	5,160	302	–	5,462
Interest-bearing (4)
Canada	168,275	10,649	240,391	419,315	165,823	10,773	236,257	412,853
United States	3,355	1,331	42,606	47,292	3,614	898	39,562	44,074
Europe (5)	29,017	183	10,137	39,337	28,154	51	10,223	38,428
Other International	2,858	3,544	7,566	13,968	2,977	3,530	8,478	14,985
	$277,811	$19,538	$300,700	$598,049	$273,482	$19,120	$294,520	$587,122

	As at
	October 31, 2013				July 31, 2013
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$111,566	$15,732	$67,645	$194,943	$109,604	$15,315	$66,464	$191,383
Business and government	146,985	1,209	202,670	350,864	141,378	1,676	197,786	340,840
Bank	5,734	11	7,798	13,543	6,013	9	8,833	14,855
	$264,285	$16,952	$278,113	$559,350	$256,995	$17,000	$273,083	$547,078
Non-interest-bearing (4)
Canada	$60,201	$3,282	$–	$63,483	$58,538	$3,105	$–	$61,643
United States	1,444	7	–	1,451	1,448	9	–	1,457
Europe (5)	3,810	1	–	3,811	4,264	1	–	4,265
Other International	4,684	315	–	4,999	4,290	579	–	4,869
Interest-bearing (4)
Canada	158,743	9,604	223,409	391,756	154,379	9,436	220,606	384,421
United States	3,488	202	39,134	42,824	3,128	573	38,827	42,528
Europe (5)	28,985	45	7,992	37,022	27,940	42	7,139	35,121
Other International	2,930	3,496	7,578	14,004	3,008	3,255	6,511	12,774
	$264,285	$16,952	$278,113	$559,350	$256,995	$17,000	$273,083	$547,078

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at July 31, 2014, the balance of term deposits also include senior deposit notes we have issued to provide long-term funding of $147 billion (April 30, 2014 – $143 billion; October 31, 2013 – $134 billion; July 31, 2013 – $125 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized.
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	July 31 2014	April 30 2014	October 31 2013	July 31 2013
Within 1 year:
less than 3 months	$52,811	$47,009	$43,426	$58,684
3 to 6 months	21,779	22,156	34,291	17,471
6 to 12 months	42,084	44,350	31,364	45,297
1 to 2 years	68,831	64,588	62,076	59,782
2 to 3 years	31,746	36,304	34,274	30,308
3 to 4 years	28,842	24,637	21,764	16,924
4 to 5 years	26,090	27,011	25,596	23,739
Over 5 years	28,517	28,465	25,322	20,878
	$300,700	$294,520	$278,113	$273,083
Aggregate amount of term deposits in denominations of $100,000 or more	$295,000	$259,000	$244,000	$240,000

Royal Bank of Canada        Third Quarter 2014        83

Note 9 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in OCI.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	April 30 2014	July 31 2013
Current service costs	$79	$79	$74	$7	$8	$7
Past service costs	5	–	–	–	–	–
Net interest expense	4	3	8	20	20	18
Remeasurements of other long term benefits	–	–	–	3		(5)
Administrative expenses	3	3	3	–	–	–
Defined benefit pension expense	$91	$85	$85	$30	$28	$20
Defined contribution pension expense	33	29	29	–	–	–
	$124	$114	$114	$30	$28	$20

	For the nine months ended
	Pension plans		Other post-employment plans
(Millions of Canadian dollars)	July 31 2014	July 31 2013	July 31 2014	July 31 2013
Current service costs	$236	$223	$23	$21
Past service costs	5	–	–	–
Net interest expense	11	23	60	54
Remeasurements of other long term benefits	–	–	6	–
Administrative expenses	9	8	–	–
Defined benefit pension expense	$261	$254	$89	$75
Defined contribution pension expense	103	90	–	–
	$364	$344	$89	$75

Remeasurements of employee benefit plans (1)

	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	April 30 2014	July 31 2013
Actuarial (gains) losses:
Changes in financial assumptions	$411	$133	$(765)	$58	$19	$(124)
Return on plan assets (excluding interest based on discount rate)	(227)	(171)	140	–	–	–
	$184	$(38)	$(625)	$58	$19	$(124)

	For the nine months ended
	Pension plans		Other post-employment plans
(Millions of Canadian dollars)	July 31 2014	July 31 2013	July 31 2014	July 31 2013
Actuarial (gains) losses:
Changes in financial assumptions	$677	$(241)	$95	$(43)
Return on plan assets (excluding interest based on discount rate)	(654)	(252)	–	–
	$23	$(493)	$95	$(43)

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed and updated on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Note 10 Significant capital and funding transactions

Subordinated debentures

On July 17, 2014, we issued $1 billion of subordinated debentures. The notes bear interest at a fixed rate of 3.04% per annum until July 17, 2019 and at the three-month Banker’s acceptance rate plus 1.08% thereafter until their maturity on July 17, 2024. The notes include non-viability contingency capital (NVCC) provisions, necessary for the notes to qualify as Tier 2 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that the Office of the Superintendent of Financial Institutions (OSFI) deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection.

On June 18, 2014, we redeemed all $600 million outstanding 5.95% subordinated debentures due on June 18, 2103 for 100% of their principal amount plus accrued interest to the redemption date.

On November 4, 2013, we redeemed all $1 billion outstanding 5.45% subordinated debentures due on November 4, 2018 for 100% of their principal amount plus accrued interest to the redemption date.

84        Royal Bank of Canada        Third Quarter 2014

Note 10 Significant capital and funding transactions (continued)

Trust capital securities

On December 31, 2013, RBC Capital Trust II, an open-end unit trust established by RBC, redeemed all $900 million principal amount of Trust Capital Securities – Series 2013 for cash at a redemption price of $1,000 per unit.

Preferred shares

On June 3, 2014, we issued 20 million Non-Cumulative 5-year Rate Reset First Preferred Shares, Series BB for gross proceeds of

$500 million. For the initial five year period to the earliest redemption date of August 24, 2019, the shares pay quarterly cash dividends, if declared, at a rate of 3.90% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.26%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares, Series BC, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.26%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the shares in whole or in part for cash at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III.

On February 24, 2014, we issued 2.4 million Non-Cumulative Floating Rate First Preferred Shares, Series AK, totaling $61 million through a holder option, one-for-one conversion of some of our Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series AJ.

Also on February 24, 2014, we redeemed all issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series AN (9 million shares), Series AP (11 million shares), and Series AR (14 million shares) for cash at a redemption price of $25 per share.

On January 30, 2014, we issued 20 million Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series AZ for gross proceeds of $500 million. For the initial five year period to the earliest redemption date of May 24, 2019, the shares pay quarterly cash dividends, if declared, at a rate of 4.00% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.21%. Holders have the option to convert their shares into Non-cumulative Floating Rate First Preferred Shares, Series BA, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.21%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the shares in whole or in part for cash at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III.

Common shares issued (1)

	For the three months ended
	July 31, 2014		April 30, 2014		July 31, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	352	$19	535	$30	492	$25
Purchased for cancellation (3)	(165)	(2)	(1,381)	(14)	(4,686)	(46)
	187	$17	(846)	$16	(4,194)	$(21)

	For the nine months ended
	July 31, 2014		July 31, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	2,026	$114	1,650	$77
Purchased for cancellation (3)	(1,546)	(16)	(6,775)	(67)
	480	$98	(5,125)	$10
(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended July 31, 2014, April 30, 2014, January 31, 2014, July 31, 2013, April 30, 2013 and January 31, 2013, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three months ended July 31, 2014, we purchased for cancellation common shares at an average cost of $74.62 (July 31, 2013 – $59.91) per share, with a book value of $10.03 (July 31, 2013 – $9.95) per share. During the nine months ended July 31, 2014, we purchased for cancellation common shares at an average cost of $72.64 (July 31, 2013 – $60.34) per share, with a book value of $10.03 (July 31, 2013 – $9.94) per share.

Royal Bank of Canada        Third Quarter 2014        85

Note 11 Earnings per share

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except share and per share amounts)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Basic earnings per share
Net Income	$2,378	$2,201	$2,285	$6,671	$6,241
Dividends on preferred shares	(55)	(52)	(63)	(169)	(192)
Net income attributable to non-controlling interest	(26)	(26)	(25)	(77)	(74)
Net income available to common shareholders	2,297	2,123	2,197	6,425	5,975
Weighted average number of common shares (in thousands)	1,442,312	1,443,115	1,443,350	1,442,615	1,444,686
Basic earnings per share (in dollars)	$1.59	$1.47	$1.52	$4.45	$4.14
Diluted earnings per share
Net income available to common shareholders	$2,297	$2,123	$2,197	$6,425	$5,975
Dilutive impact of exchangeable shares	3	4	14	17	40
Net income available to common shareholders including dilutive impact of exchangeable shares	2,300	2,127	2,211	6,442	6,015
Weighted average number of common shares (in thousands)	1,442,312	1,443,115	1,443,350	1,442,615	1,444,686
Stock options (1)	2,966	2,757	2,187	2,871	2,191
Issuable under other share-based compensation plans	–	–	1	–	99
Exchangeable shares (2)	4,177	4,399	20,453	7,382	20,805
Average number of diluted common shares (in thousands)	1,449,455	1,450,271	1,465,991	1,452,868	1,467,781
Diluted earnings per share (in dollars)	$1.59	$1.47	$1.51	$4.43	$4.10

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2014, April 30, 2014 and July 31, 2013, no outstanding options were excluded from the calculation of diluted earnings per share. For the nine months ended July 31, 2014 and July 31, 2013, no outstanding options were excluded from the calculation of diluted earnings per share.
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Litigation

We are a large scale global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest.

During the nine months ended July 31, 2014, there has been the following update to our legal proceedings:

A decision by the Delaware Court of Chancery dated March 7, 2014, in a class action against Royal Bank of Canada, held Royal Bank of Canada liable for damages to former shareholders of Rural/Metro Corporation in connection with the buyout of Rural/Metro Corporation. The Court has not yet made a decision on damages and any appeal that may be available to Royal Bank of Canada cannot be pursued until such decision has been made. At this time, it is not possible to predict the outcome of this proceeding, nor the timing of its resolution. While management believes the ultimate resolution of this proceeding will not have a material financial impact on the Bank, the potential liability from this proceeding could be material to our results of operations in any particular period.

Please refer Note 26 to our 2013 Annual Consolidated Financial Statements for a description of our additional significant actions.

86        Royal Bank of Canada        Third Quarter 2014

Note 13 Results by business segment

	For the three months ended July 31, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,475	$117	$–	$182	$999	$(126)	$3,647
Non-interest income	979	1,468	1,383	298	1,186	16	5,330
Total revenue	3,454	1,585	1,383	480	2,185	(110)	8,977
Provision for credit losses	284	–	–	–	1	(2)	283
Insurance policyholder benefits, claims and acquisition expense	–	–	1,009	–	–	–	1,009
Non-interest expense	1,624	1,191	143	330	1,269	32	4,589
Net income (loss) before income taxes	1,546	394	231	150	915	(140)	3,096
Income taxes (recoveries)	408	109	17	40	274	(130)	718
Net income	$1,138	$285	$214	$110	$641	$(10)	$2,378
Non-interest expense includes:
Depreciation and amortization	$85	$36	$4	$14	$7	$150	$296
Impairment of other intangibles	–	–	–	–	2	–	2
Restructuring provisions	–	–	–	–	–	–	–
Total assets	$372,978	$26,522	$12,503	$97,662	$387,205	$17,000	$913,870
Total liabilities	$372,002	$26,459	$12,562	$97,646	$387,003	$(35,299)	$860,373

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,378	$118	$–	$184	$848	$(79)	$3,449
Non-interest income	928	1,436	1,125	292	1,024	16	4,821
Total revenue	3,306	1,554	1,125	476	1,872	(63)	8,270
Provision for credit losses	231	–	–	–	13	–	244
Insurance policyholder benefits, claims and acquisition expense	–	–	830	–	–	–	830
Non-interest expense	1,572	1,173	140	325	1,111	5	4,326
Net income (loss) before income taxes	1,503	381	155	151	748	(68)	2,870
Income taxes (recoveries)	388	103	1	39	241	(103)	669
Net income	$1,115	$278	$154	$112	$507	$35	$2,201
Non-interest expense includes:
Depreciation and amortization	$89	$37	$4	$14	$7	$135	$286
Impairment of other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	–	–	–	–
Total assets	$367,318	$25,892	$12,116	$91,595	$382,554	$16,421	$895,896
Total liabilities	$366,376	$25,851	$12,173	$91,588	$382,442	$(34,510)	$843,920

	For the three months ended July 31, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services (4)	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,445	$104	$–	$169	$727	$(53)	$3,392
Non-interest income	927	1,283	561	287	701	17	3,776
Total revenue	3,372	1,387	561	456	1,428	(36)	7,168
Provision for credit losses	226	10	–	–	28	3	267
Insurance policyholder benefits, claims and acquisition expense	–	–	263	–	–	–	263
Non-interest expense	1,586	1,064	137	316	884	4	3,991
Net income (loss) before income taxes	1,560	313	161	140	516	(43)	2,647
Income taxes (recoveries)	393	80	1	36	130	(278)	362
Net income	$1,167	$233	$160	$104	$386	$235	$2,285
Non-interest expense includes:
Depreciation and amortization	$72	$34	$3	$13	$6	$127	$255
Impairment of other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	44	–	–	44
Total assets	$361,327	$22,178	$12,074	$85,020	$355,102	$14,372	$850,073
Total liabilities	$360,441	$22,141	$12,134	$85,142	$354,983	$(32,953)	$801,888

Royal Bank of Canada        Third Quarter 2014        87

	For the nine months ended July 31, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$7,296	$346	$–	$549	$2,608	$(243)	$10,556
Non-interest income	2,875	4,328	3,790	859	3,259	34	15,145
Total revenue	10,171	4,674	3,790	1,408	5,867	(209)	25,701
Provision for credit losses	789	19	–	–	12	(1)	819
Insurance policyholder benefits, claims and acquisition expense	–	–	2,821	–	–	–	2,821
Non-interest expense	4,869	3,555	430	965	3,445	32	13,296
Net income (loss) before income taxes	4,513	1,100	539	443	2,410	(240)	8,765
Income taxes (recoveries)	1,189	302	14	115	757	(283)	2,094
Net income	$3,324	$798	$525	$328	$1,653	$43	$6,671
Non-interest expense includes:
Depreciation and amortization	$250	$111	$12	$44	$21	$419	$857
Impairment of other intangibles	–	–	–	–	2	–	2
Restructuring provisions	3	–	–	–	–	–	3
Total assets	$372,978	$26,522	$12,503	$97,662	$387,205	$17,000	$913,870
Total liabilities	$372,002	$26,459	$12,562	$97,646	$387,003	$(35,299)	$860,373

	For the nine months ended July 31, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services (4)	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$7,029	$293	$–	$506	$2,178	$(108)	$9,898
Non-interest income	2,682	3,779	2,828	852	2,719	(15)	12,845
Total revenue	9,711	4,072	2,828	1,358	4,897	(123)	22,743
Provision for credit losses	720	9	–	–	177	(3)	903
Insurance policyholder benefits, claims and acquisition expense	–	–	1,906	–	–	–	1,906
Non-interest expense	4,566	3,130	408	1,024	2,896	19	12,043
Net income (loss) before income taxes	4,425	933	514	334	1,824	(139)	7,891
Income taxes (recoveries)	1,115	249	26	86	593	(419)	1,650
Net income	$3,310	$684	$488	$248	$1,231	$280	$6,241
Non-interest expense includes:
Depreciation and amortization	$207	$101	$9	$41	$18	$369	$745
Impairment of other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	44	–	–	44
Total assets	$361,327	$22,178	$12,074	$85,020	$355,102	$14,372	$850,073
Total liabilities	$360,441	$22,141	$12,134	$85,142	$354,983	$(32,953)	$801,888

(1)	Inter-segment revenue and share of profits in associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended July 31, 2014 was $174 million (April 30, 2014 – $122 million; July 31, 2013 – $95 million). The Teb adjustment for the nine months ended July 31, 2014 was $391 million (July 31, 2013 – $286 million).
(4)	During the second quarter of 2013, RBC Investor Services incurred a restructuring provision of $44 million. The majority of the provision was incurred for severance related to our European operations.

88        Royal Bank of Canada        Third Quarter 2014

Note 14 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. During the third quarter of 2014, we have complied with all capital requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	July 31 2014	April 30 2014	October 31 2013	July 31 2013
Capital (1)
Common Equity Tier 1 capital	$34,967	$33,756	$30,541	$29,048
Tier 1 capital	41,408	39,725	37,196	35,702
Total capital	48,188	46,237	44,716	43,180
Risk-weighted assets used in calculation of capital ratios (1), (2)
Common Equity Tier 1 capital ratio	368,320	349,094	318,981	314,804
Tier 1 capital ratio	369,772	349,094	318,981	314,804
Total capital ratio	371,949	349,094	318,981	314,804
Total capital risk-weighted assets (1)
Credit risk	$281,684	$258,275	$232,641	$233,527
Market risk	44,042	46,104	42,184	37,933
Operational risk	46,223	44,715	44,156	43,344
	$371,949	$349,094	$318,981	$314,804
Capital ratios and multiples (1)
Common Equity Tier 1 capital ratio	9.5%	9.7%	9.6%	9.2%
Tier 1 capital ratio	11.2%	11.4%	11.7%	11.3%
Total capital ratio	13.0%	13.2%	14.0%	13.7%
Assets-to-capital multiple	17.3X	17.5X	16.6X	16.8X

(1)	Capital, risk-weighted assets and capital ratios and multiples are calculated using OSFI Capital Adequacy Requirements based on the Basel III framework.
(2)	Effective this quarter, the credit valuation adjustment to our risk-weighted asset calculation implemented in the first quarter, must reflect different percentages for each tier of capital. This change reflects a phase-in of credit valuation adjustments ending in the fourth quarter of 2018. During this phase-in period, risk-weighted assets for CET1, Tier 1 capital and Total capital ratios will be subject to different annual credit valuation adjustment percentages.

Note 15 Subsequent events

On July 18, 2014, we announced our intention to redeem all issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series AT and AV on August 24, 2014 for cash at a redemption price of $25 per share to be paid on August 25, 2014.

Royal Bank of Canada        Third Quarter 2014        89

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada

and the U.S.)

or 514-982-7555 (International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 7NH

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on the TSX.

Valuation day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for- one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact: Computershare Trust Company of Canada

100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)

Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International)

email: service@computershare.com

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact: Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.”

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB). During the one-year period commencing November 1, 2013, we may repurchase for cancellation, up to 30 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2014 Quarterly earnings release dates

First quarter            February 26 Second quarter      May 22

Third quarter          August 22

Fourth quarter        December 3

2015 Annual Meeting

The Annual Meeting of Common Shareholders will be held on Friday, April 10, 2015 in Toronto, Ontario.

2014 dividend dates
Subject to approval by the Board of Directors
For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street 9th Floor, South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806 Fax: 416-974-3535		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AL, AT (1), AV (1) and AX	January 23 April 22 July 22 October 23	January 27 April 24 July 24 October 27	February 24 May 23 August 22 November 24
	Preferred shares series AK and AZ	April 22 July 22 October 23	April 24 July 24 October 27	May 23 August 22 November 24
	Preferred shares series AN, AP and AR (2)	January 23	January 27	February 24

(1)	On July 18, 2014, we announced our intention to redeem all issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Series AT and AV on August 24, 2014.
(2)	We redeemed all issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Series AN, AP and AR on February 24, 2014.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC INSURANCE and RBC INVESTOR SERVICES which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.